SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Juno Therapeutics, Inc.

(Name of Subject Company)

Juno Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48205A109

(CUSIP Number of Class of Securities)

Hans E. Bishop

President and Chief Executive Officer

400 Dexter Avenue North, Suite 1200

Seattle, Washington 98109

(206) 582-1600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Kenton J. King

Graham Robinson

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301-1908

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Juno Therapeutics, Inc., a Delaware corporation (“Juno”). The address of Juno’s principal executive offices is 400 Dexter Avenue North, Suite 1200, Seattle, Washington 98109 and its telephone number is (206) 582-1600.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Juno’s common stock, par value $0.0001 per share. As of the close of business on January 26, 2018, there were 115,710,674 shares of common stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Juno, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares” and each, a “Share”), of Juno, other than any Celgene-Owned Shares and Company-Owned Shares (each as defined below) for a purchase price of $87.00 per Share in cash (the “Offer Price”), without any interest thereon and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). No offer is being made for any “Celgene-Owned Shares,” which include only those Shares that are owned at the commencement of the Offer by Celgene, Purchaser or any other direct or indirect wholly owned subsidiary of Celgene. If the Merger (as defined below) occurs, the Celgene-Owned Shares outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will not be acquired for the Offer Price and will remain outstanding and continue as shares of common stock of the Surviving Corporation (as defined below). As of the date of this Schedule 14D-9, there were 11,109,160 Celgene-Owned Shares. Additionally, no offer is being made for any “Company-Owned Shares,” which include only those Shares that are owned at the commencement of the Offer by Juno (or held in Juno’s treasury). If the Merger occurs, then Company-Owned Shares outstanding immediately prior to the Effective Time will not be acquired for the Offer Price and will be cancelled and retired and will cease to exist.

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Celgene and Purchaser with the Securities and Exchange Commission (the “SEC”) on February 2, 2018. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Juno’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated January 21, 2018, by and among Juno, Purchaser and Celgene, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Juno (the “Merger” and, together with the

Offer and the other transactions contemplated by the Merger Agreement, the “Transaction”), pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), with Juno continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Celgene. Because the Merger will be effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. At the Effective Time, Shares not tendered pursuant to the Offer (other than any Celgene-Owned Shares, Company-Owned Shares or Shares held by stockholders of Juno who have properly exercised and perfected their statutory rights of appraisal under the DGCL) will each be converted into the right to receive $87.00 or any such higher consideration as may be paid in the Offer (the “Merger Consideration”), payable to the holder thereof in cash and without any interest thereon and subject to any required tax withholdings. The treatment of equity awards under Juno’s benefit plans is discussed below in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Juno and its Executive Officers, Directors and Affiliates.”

Purchaser’s obligation to purchase Shares validly tendered and not withdrawn pursuant to the Offer is subject to the satisfaction or waiver of certain customary closing conditions set forth in the Offer to Purchase, including (i) that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer, together with the Celgene-Owned Shares, but not including Shares tendered pursuant to guaranteed delivery procedures unless and until such Shares are actually “received” in accordance with the terms of the Offer, represents at least one more than 50% of all Shares (the “Minimum Condition”), (ii) Juno’s material compliance with its covenants and agreements contained in the Merger Agreement, (iii) there not having been a Material Adverse Effect (as defined in the Merger Agreement) following the execution of the Merger Agreement, (iv) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (v) the absence of any law or order by any governmental authority that would make illegal or otherwise prohibit the acquisition of the Shares pursuant to the Offer or the Merger, (vi) the accuracy of the representations and warranties of Juno contained in the Merger Agreement (subject to certain materiality and material adverse effect standards) and (vii) other customary conditions.

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is 20 business days following the commencement of the Offer. Purchaser may, in its discretion and without the consent of Juno, extend the Offer on one or more occasions in accordance with the terms set forth in the Merger Agreement and the applicable rules and regulations of the SEC. Purchaser may not terminate the Offer, except as described below, or permit the Offer to expire, without the prior written consent of Juno, prior to the earlier of the valid termination of the Merger Agreement and midnight, Eastern Time, on July 23, 2018 (the “End Date”), provided that if at such date, the only closing condition (other than the Minimum Condition) that has not been satisfied is the condition related to the expiration of the waiting period under the HSR Act, then the End Date will automatically be extended by 120 days. In the event that the only condition that has not been satisfied at the scheduled Offer expiration time is the Minimum Condition, then Purchaser will be required to extend the Offer on one or more occasions for an additional period of up to 10 business days per extension to allow the Minimum Condition to be satisfied, provided, however, that Purchaser shall not be required to extend the offer on more than three occasions that provide, in the aggregate, for an additional period of at least 30 business days to allow the Minimum Condition to be satisfied.

Celgene has formed Purchaser for the purpose of engaging in the Transaction. To date, Purchaser has not carried on any activities other than those related to its formation and entry into the Transaction.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive office of each of Celgene and Purchaser is 86 Morris Avenue, Summit, New Jersey 07901. The telephone number of each is (908) 673-9000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, including in Juno’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 1, 2017 (the “Annual Report”), which Annual Report is filed as Exhibit (e)(10) hereto and incorporated herein by reference, or in Juno’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 24, 2017 (the “Proxy Statement”), which Proxy Statement is filed as Exhibit (e)(35) hereto and incorporated herein by reference, to the knowledge of Juno, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Juno or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Celgene, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Juno (the “Juno Board”) and the strategic committee of the Juno Board (the “Strategic Committee”) were aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Celgene and Purchaser and their Affiliates

Exhibit (e)(10) is incorporated herein by reference and includes the following sections from the Annual Report: “Licenses and Third-Party Collaborations—Celgene Corporation.”

Merger Agreement

On January 21, 2018, Juno, Celgene and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 8 of the Offer to Purchase and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in Section 4 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Juno, Celgene and Purchaser in relation to the Offer and the Merger. The Merger Agreement is not intended to provide any other factual information about Juno, Celgene or Purchaser.

The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Juno’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Juno to Celgene and Purchaser and representations and warranties made by Celgene and Purchaser to Juno. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Juno, Celgene or Purchaser in Juno’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in the confidential company disclosure schedule provided by Juno to Celgene and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Juno, Celgene and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations, warranties and covenants in the Merger Agreement may not constitute the actual state of facts about Juno, Celgene or Purchaser. Juno’s stockholders are not third party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Juno, Celgene, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Amendments to Article 8 of the Collaboration Agreement and the Voting and Standstill Agreement

On August 13, 2015, Juno and Celgene entered into an amended and restated master research and collaboration agreement (the “Collaboration Agreement”), Article 8 of which included certain mutual confidentiality obligations with respect to Juno and Celgene (“Article 8 of the Collaboration Agreement”). In connection with discussions surrounding a potential transaction, Article 8 of the Collaboration Agreement was supplemented to, among other things, obligate Juno and Celgene, subject to certain exceptions, to keep confidential certain information relating to discussions between the parties regarding a possible strategic transaction, including the substance and status of any discussions. Juno and Celgene also modified the voting and standstill agreement, dated June 29, 2015 (the “Voting and Standstill Agreement”), by and among Juno, Celgene and Celgene RIVOT Ltd., a wholly owned subsidiary of Celgene (“Celgene RIVOT”), to provide a customary “fall away” provision that would cause the standstill provisions to be suspended upon the occurrence of specified events, including the entry into a definitive acquisition agreement with a third party other than Celgene or any of its affiliates or a tender offer or exchange offer initiated by any person other than Celgene or any of its affiliates in which Juno recommends acceptance of such tender offer or exchange offer.

Share Purchase Agreements and Celgene CD19 License

Pursuant to the Collaboration Agreement, Juno and Celgene agreed to collaborate on researching, developing, and commercializing novel cellular therapy product candidates and other immuno-oncology and immunology therapeutics, including, in particular, CAR and TCR product candidates. In April 2016, Celgene exercised its opt-in right to develop and commercialize product candidates from Juno’s CD19 program outside North America and China. As a result, Juno and Celgene entered into a License Agreement, dated April 22, 2016 (the “Celgene CD19 License”), pursuant to which Celgene received an exclusive, royalty-bearing license to develop and commercialize therapeutic CAR product candidates from Juno’s CD19 program in all territories outside of North America and China. Juno is also party to a Share Purchase Agreement, dated June 29, 2015 (the “2015 SPA”), with Celgene and Celgene RIVOT, pursuant to which Juno sold 9,137,672 Shares to Celgene RIVOT at an aggregate cash price of approximately $849.8 million, or $93.00 per Share, on August 4, 2015. On December 17, 2015, Celgene, Celgene RIVOT and Celgene Switzerland LLC, a wholly owned subsidiary of Celgene, (“Celgene Switzerland”) entered into a Stock Purchase Agreement (the “RIVOT-Switzerland SPA”), pursuant to which Celgene transferred the 9,137,672 shares of Juno that it held as part of the 2015 SPA from Celgene RIVOT to Celgene Switzerland. In connection with the RIVOT-Switzerland SPA, Juno and Celgene, Celgene RIVOT and Celgene Switzerland entered into an Assignment and Joinder Agreement, dated December 17, 2015 (the “Assignment and Joinder Agreement”) whereby Celgene RIVOT assigned its rights under the 2015 SPA to Celgene Switzerland.

On March 28, 2016, Celgene Switzerland exercised its annual top-up right under the 2015 SPA to purchase 1,137,593 Shares at a price of $41.32 per share, for an aggregate cash purchase price of $47.0 million. As Celgene in March 2016 did not exercise the top-up right in full to reach 10% ownership that would have been permitted by the top-up right, the top-up right that was triggered by the filing of the Annual Report only permitted Celgene to top-up its ownership stake of the Shares to 9.76%.

On March 24, 2017, Celgene Switzerland exercised its annual right under the 2015 SPA to purchase additional Shares to “top up” its ownership interest in Juno. The top-up right that was triggered by the filing of the Annual Report permitted Celgene to top up its ownership stake in Juno to 9.76%. Celgene purchased 75,568 Shares at a price of $22.39 per Share, for an aggregate purchase price of $1.7 million, to top-up its ownership stake of Juno’s common stock to the permitted amount of 9.76%. The top-up right that will be triggered by the filing of Juno’s Annual Report on Form 10-K for the fiscal year ending December 31, 2017 will again permit Celgene to top up its ownership stake of Juno’s Shares to 9.76%.

On September 21, 2017, Juno entered into a share purchase agreement and omnibus amendment (the “2017 SPA”) with Celgene and certain of its subsidiaries (collectively referred to in this paragraph only as “Celgene”), pursuant to which Juno agreed to sell and Celgene agreed to buy 758,327 shares of Juno’s common stock in a private placement exempt from the registration requirements of the Securities Act of 1933, at a sale price equal to the price to the public in a concurrent public offering. The number of shares sold to Celgene constituted approximately 9.76% of the aggregate number of the shares sold in the public offering and the private placement to Celgene. The 2017 SPA also amended the terms of the previously disclosed Voting and Standstill Agreement and Registration Rights Agreement in order to subject the shares purchased in the 2017 SPA to the same terms and conditions under such agreements as if the shares had been purchased pursuant to the 2015 SPA.

The foregoing summary and description of the Merger Agreement, the Collaboration Agreement, the Voting and Standstill Agreement, the Celgene CD19 License, the 2015 SPA, the RIVOT-Switzerland SPA, the Assignment and Joinder Agreement and the 2017 SPA do not purport to be complete and is qualified in its entirety by reference to the full text of Merger Agreement, the Collaboration Agreement, the Voting and Standstill Agreement, the Celgene CD19 License, the 2015 SPA, the RIVOT-Switzerland SPA, the Assignment and Joinder Agreement and the 2017 SPA, respectively, which are filed as Exhibits (e)(1), (e)(2), (e)(3), (e)(4), (e)(5), (e)(6), (e)(7) and (e)(8) hereto respectively and are incorporated herein by reference.

Arrangements between Juno and its Executive Officers, Directors and Affiliates

Juno’s executive officers and the members of the Juno Board may be deemed to have interests in the Transaction that may be different from or in addition to those of Juno’s stockholders generally. These interests may create potential conflicts of interest. The Juno Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” in reaching its decision to approve the Transaction and recommend that Juno’s stockholders tender their Shares to Purchaser pursuant to the Offer.

For further information with respect to the arrangements between Juno and its executive officers, directors and affiliates described in this Item 3, please also see “Item 8. Additional Information—Golden Parachute Compensation” below, which is incorporated herein by reference, and information contained in the Proxy Statement under the headings “Director Compensation,” “Compensation Discussion & Analysis,” “2016 Summary Compensation Table,” “Grants of Plan-Based Awards,” “Outstanding Equity Awards at 2016 Fiscal Year End,” “Option Exercises and Stock Vested,” “Employment Agreements with Named Executive Officers,” “Change in Control and Severance Plan,” “Estimated Payments Upon Termination or Change in Control,” “Equity Compensation Plan Information,” and “Information About Stock Ownership—Security Ownership of Certain Beneficial Owners and Management.”

Juno’s executive officers are as follows:

Name	Position
Hans E. Bishop	President and Chief Executive Officer
Sunil Agarwal, M.D.	President of Research and Development
Robert Azelby	Executive Vice President, Chief Commercial Officer
Bernard J. Cassidy	General Counsel and Secretary
Steven D. Harr, M.D.	Chief Financial Officer and Head of Corporate Development
Ann L. Lee, Ph.D.	Executive Vice President, Technical Operations

Also included in the below discussion is Hyam Levitsky, M.D., Juno’s Executive Vice President, Research and Chief Scientific Officer, who was a “named executive officer” for purposes of the recent Proxy Statement but is no longer an “executive officer” as defined in Rule 3b-7 under the Exchange Act (as defined below).

Outstanding Shares Held by Executive Officers and Directors

If Juno’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Juno. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of Juno. As of January 26, 2018, the executive officers and directors of Juno beneficially owned, in the aggregate, 14,709,947 Shares (which, for this purpose, excludes Shares underlying Options (as defined below, whether or not currently exercisable), RSUs, RSAs, PSUs and PSAs (as each term is defined below)).

The following table sets forth as described above the number of Shares beneficially owned as of January 26, 2018, by each of Juno’s executive officers and directors and the aggregate implied cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares	Implied Cash Consideration for Shares
Name of Executive Officer or Director
Hans E. Bishop	2,357,254	$205,081,098
Robert Azelby	—	$—
Bernard J. Cassidy	54,371	$4,730,277
Steven D. Harr, M.D.	649,991	$56,549,217
Hyam Levitsky, M.D.	28,446	$2,474,802
Howard H. Pien	125,000	$10,875,000
Hal V. Barron, M.D.	100,000	$8,700,000
Thomas O. Daniel, M.D.	—	$—
Anthony B. Evnin, Ph.D.	59,842	$5,206,254
Jay T. Flatley	31,500	$2,740,500
Richard D. Klausner, M.D.	728,775	$63,403,425
Robert T. Nelsen(1)	10,603,214	$922,479,618
Rupert Vessey, BM BCh, DPhil	—	$—
Mary Agnes Wilderotter	—	$—
All of our current executive officers and directors as a group (15 persons)(2)	14,709,947	$1,279,765,389

(1)

ARCH Venture Fund VII, L.P. (“ARCH VII”) is the record owner of 10,552,390 Shares (the “Record Shares”) as of January 26, 2018. ARCH Venture Partners VII, L.P. (the “GPLP”), as the sole general partner of ARCH VII, may be deemed to beneficially own certain of the shares held by ARCH VII. ARCH Venture Partners VII, LLC (the “GPLLC”), as the sole general partner of the GPLP, may be deemed to beneficially own certain of the shares held by ARCH VII. Mr. Nelsen is a managing director of the GPLLC and therefore may be deemed to have voting and dispositive power over the Record Shares held by ARCH VII, and may be deemed to beneficially own certain of the Record Shares held by ARCH VII. of ARCH VII, may be deemed to beneficially own certain of the shares held by ARCH VII. In addition, as of January 26, 2018, Mr. Nelsen is the record holder of 50,824 Shares.
(2)	In addition to the persons identified in the table above (excluding Dr. Levitsky, who was a named executive officer but is no longer a current executive officer), this line includes holdings of Sunil Agarwal, M.D. and Ann L. Lee, Ph.D., Juno’s two executive officers who are not named executive officers.

Treatment of Options

Pursuant to the terms of the Merger Agreement, each outstanding unvested Juno stock option (each, an “Option” and, collectively, the “Options”) (i) if granted 12 months or more prior to the Effective Time, will become vested pursuant to their respective terms or, if greater, with respect to 25% of the total number of Shares that are subject to such award, (ii) if granted following the date of the Merger Agreement but prior to the Effective Time, will become vested pursuant to their respective terms, or, if greater, with respect to 25% of the total number of Shares subject to such award, or (iii) if granted less than 12 months prior to the Effective Time (other than the awards described in (ii)), will become vested pursuant to their respective terms or, if greater, with respect to that number of Shares subject thereto, such that, following such vesting, the award will be unvested with respect to that number of Shares which would have become vested and resulted in the award being 100% vested had the holder of the award remained continuously employed for an additional 24 months following the Effective Time; provided, that, with respect to any awards referred to in subsections (i) and (iii) above, if, as of the 24-month anniversary of the Effective Time, any portion of such award remains unvested, such unvested portion will become immediately vested on such 24-month anniversary date, provided that the employee has remained employed through such 24-month anniversary date. All such awards that become vested or that are otherwise vested as of immediately prior to the Offer Acceptance Time (as defined in the Merger Agreement) will be cancelled and converted into a right to receive an amount in cash equal to the product of (i) the number of Shares subject to such vested award and (ii) the Offer Price (reduced by the applicable exercise price). In addition, the terms of Options held by non-employee directors provide that such Options will become fully vested upon a change of control, which includes the consummation of the Offer.

Options that are outstanding immediately prior to the Offer Acceptance Time but unvested after giving effect to the vesting acceleration described above will be assumed by Celgene and will be subject to the same terms and conditions as applied to each such Option award immediately prior to the Effective Time, provided that the number of shares subject to such assumed Celgene option, and the exercise price of such Celgene option, will be adjusted based on an exchange ratio (which means the quotient of (i) the Offer Price divided by (ii) the volume weighted average price per share of Celgene’s common stock on the Nasdaq Global Select Market for the 15 consecutive trading days ending on the complete trading day immediately prior to the Offer Acceptance Time (the “Exchange Ratio”)).

If the exercise price per share of any Option, whether vested or not, is equal to or greater than the Offer Price, such option will be cancelled without payment of any consideration to the holder thereof.

The table below sets forth, as of and assuming the closing occurred on January 26, 2018, the Options held by each of Juno’s executive officers and directors and the effect of the foregoing provisions of the Merger Agreement thereon, including, as vested, any Options for which vesting accelerates, as described above, based on the following: (i) the aggregate number of Shares subject to such Options that are vested, (ii) the aggregate number of Shares subject to such Options that are unvested and (iii) the value of all such Options on a pre-tax basis at the Effective Time, calculated by multiplying the excess of the Offer Price over the per share exercise prices of such Options held by the individual by the number of Shares subject to all such Options.

Name	Number of Shares Underlying Vested Options	Number of Shares Underlying Unvested Options	Estimated Cash Value of Company Stock Options
Named Executive Officers
Hans E. Bishop	834,665	162,914	$68,014,919
Robert Azelby	105,583	123,922	$12,041,433
Bernard J. Cassidy	316,931	84,705	$27,196,719
Steven D. Harr, M.D.	357,147	109,444	$29,195,738
Hyam Levitsky, M.D.(1)	217,942	79,408	$14,271,876
Other Executive Officers
Sunil Agarwal, M.D.	98,064	215,733	$19,766,073
Ann L. Lee, Ph.D.	70,080	82,820	$3,692,535
Non-Employee Directors
Howard H. Pien	36,000	—	$1,623,720
Hal V. Barron, M.D.	111,000	—	$7,671,720
Thomas O. Daniel, M.D.	12,000	—	$764,520
Anthony B. Evnin, Ph.D.	36,000	—	$1,623,720
Jay T. Flatley	30,000	—	$1,897,260
Richard D. Klausner, M.D.	36,000	—	$1,623,720
Robert T. Nelsen	36,000	—	$1,623,720
Rupert Vessey, BM BCh, DPhil	—	—	$—
Mary Agnes Wilderotter	111,000	—	$7,494,720

(1)	Dr. Levitsky is no longer an executive officer as defined in Rule 3b-7 under the Exchange Act (as defined below).

Treatment of Restricted Stock Units and Restricted Share Awards

Pursuant to the terms of the Merger Agreement, each outstanding award of Juno time-based restricted stock units (“RSUs”) and each outstanding Juno time-based restricted stock award (“RSAs”) (i) if granted 12 months or more prior to the Effective Time, will become vested pursuant to their respective terms or, if greater, with respect to 25% of the total number of Shares that are subject to such award, (ii) if granted following the date of the Merger Agreement but prior to the Effective Time, will become vested pursuant to their respective terms, or, if greater, with respect to 25% of the total number of Shares subject to such award or (iii) if granted less than 12 months prior to the Effective time (other than as described in (ii)), will become vested pursuant to their respective terms or, if greater, with respect to that number of Shares subject thereto, such that, following such vesting, the award will be unvested with respect to that number of Shares which would have become vested and resulted in the award being 100% vested had the holder of the award remained continuously employed for an additional 24 months following the Effective Time; provided, that, with respect to any awards referred to in subsections (i) and (iii) above, if, as of the 24-month anniversary of the Effective Time, any portion of such award remains unvested, such unvested portion will become immediately vested on such 24-month anniversary date, provided that the employee has remained employed through such 24-month anniversary date. All such awards that become vested or that are otherwise vested and not yet settled as of immediately prior to the Offer Acceptance Time (as defined in the Merger Agreement) will be cancelled and converted into a right to receive an amount in cash equal to the product of (i) the number of Shares subject to such vested award and (ii) the Offer Price. In addition, in accordance with their terms, RSUs held by non-employee directors will be paid upon a change of control, which includes the consummation of the Offer.

RSUs and RSAs that are outstanding immediately prior to the Offer Acceptance Time, but unvested after giving effect to the vesting acceleration described above, will be assumed by Celgene and will be subject to the same terms and conditions as applied to each such RSUs or RSAs (as applicable) immediately prior to the Effective Time, provided that the number of shares subject to such assumed Celgene time-based restricted stock units or Celgene time-based restricted stock awards (as applicable) will be adjusted based on the Exchange Ratio.

The table below sets forth, as of and assuming the closing occurred on January 26, 2018, the RSUs and RSAs held by each of Juno’s executive officers and directors and the effect of the foregoing provisions of the Merger Agreement thereon other than any accelerated vesting provisions described above, based on the following: (i) the aggregate number of Shares subject to such RSUs or RSAs (as applicable) and (ii) the value of such RSUs and RSAs (as applicable) on a pre-tax basis at the Effective Time, calculated by multiplying the Offer Price by the number of Shares subject to each award of RSUs or RSAs (as applicable).

Name	Number of Shares Underlying RSUs	Estimated Cash Value of RSUs	Number of Shares Underlying RSAs	Estimated Cash Value of RSAs
Named Executive Officers
Hans E. Bishop	44,177	$3,843,399	65,105	$5,664,135
Robert Azelby	34,939	$3,039,693	—	$—
Bernard J. Cassidy	24,390	$2,121,930	—	$—
Steven D. Harr, M.D.	27,439	$2,387,193	50,009	$4,350,783
Hyam Levitsky, M.D.(1)	79,634	$6,928,158	—	$—
Other Executive Officers
Sunil Agarwal, M.D.	84,549	$7,355,763	—	$—
Ann L. Lee, Ph.D.	—	$—	35,004	$3,045,348
Non-Employee Directors
Howard H. Pien	5,050	$439,350	—	$—
Hal V. Barron, M.D.	3,780	$328,860	—	$—
Thomas O. Daniel, M.D.	—	$—	—	$—
Anthony B. Evnin, Ph.D.	—	$—	—	$—
Jay T. Flatley	—	$—	—	$—
Richard D. Klausner, M.D.	—	$—	—	$—
Robert T. Nelsen	3,234	$281,358	—	$—
Rupert Vessey, BM BCh, DPhil	—	$—	—	$—
Mary Agnes Wilderotter	—	$—	—	$—

(1)	Dr. Levitsky is no longer an executive officer as defined in Rule 3b-7 under the Exchange Act.

Treatment of Performance Restricted Stock Units and Performance Restricted Shares

Pursuant to the Merger Agreement, all Juno performance-based restricted stock units (“PSUs”) and Juno performance-based restricted share awards (“PSAs”) will vest as to 50% of the total number of PSUs or PSAs (as applicable) subject to such awards, and such vested portion will be cancelled and converted into a right to receive an amount in cash equal to the product of (i) such 50% vested portion of the award and (ii) the Offer Price. The remaining 50% of the PSUs or PSAs (as applicable) will be assumed by Celgene and will be subject to the same terms and conditions as were applicable to such awards immediately prior to the Offer Acceptance Time, provided that the number of shares subject to such PSUs or PSAs (as applicable) will be adjusted based on the

Exchange Ratio, except that (i) 60% of such remaining PSUs or PSAs (as applicable) will vest on the one-year anniversary of the Effective Time and (ii) 40% of such remaining PSUs or PSAs (as applicable) will vest on the earlier of (A) the second anniversary of the Effective Time and (B) the first approval by the U.S. Food and Drug Administration (the “FDA”) of JCAR017.

The table below sets forth, as of and assuming the closing occurred on January 26, 2018, the PSUs and PSAs held by each of Juno’s executive officers and directors and the effect of the foregoing provisions of the Merger Agreement thereon other than the accelerated vesting provisions described above, based on the following: (i) the aggregate number of Shares subject to such PSUs or PSAs (as applicable) and (ii) the value of such PSUs or PSAs (as applicable) on a pre-tax basis at the Effective Time, calculated by multiplying the Offer Price by the number of Shares subject to each award of PSUs or PSAs (as applicable).

Name	Number of PSUs	Estimated Cash Value of PSUs	Number of PSAs	Estimated Cash Value of PSAs
Named Executive Officers
Hans E. Bishop	—	$—	35,893	$3,122,691
Robert Azelby	—	$—	35,893	$3,122,691
Bernard J. Cassidy	—	$—	35,893	$3,122,691
Steven D. Harr, M.D.	—	$—	35,893	$3,122,691
Hyam Levitsky, M.D.(1)	25,860	$2,249,820	—	$—
Other Executive Officers
Sunil Agarwal, M.D.	—	$—	35,893	$3,122,691
Ann L. Lee, Ph.D.	—	$—	35,000	$3,045,000
Non-Employee Directors
Howard H. Pien	—	$—	—	$—
Hal V. Barron, M.D.	—	$—	—	$—
Thomas O. Daniel, M.D.	—	$—	—	$—
Anthony B. Evnin, Ph.D.	—	$—	—	$—
Jay T. Flatley	—	$—	—	$—
Richard D. Klausner, M.D.	—	$—	—	$—
Robert T. Nelsen	—	$—	—	$—
Rupert Vessey, BM BCH, DPhil	—	$—	—	$—
Mary Agnes Wilderotter	—	$—	—	$—

(1)	Dr. Levitsky is no longer an executive officer as defined in Rule 3b-7 under the Exchange Act.

Change in Control and Severance Plan

Each of Juno’s executive officers participates in Juno’s change in control and severance plan (the “Change in Control and Severance Plan”). Under the Change in Control and Severance Plan, for the period commencing from the consummation of a “change in control” and continuing until 12 months following the change in control (the “change in control period”) if any participant is terminated for any reason other than “cause” (as defined in the Change in Control and Severance Plan), death or disability, or a plan participant voluntarily resigns for “good reason” (as defined below), the plan participant would be entitled to receive severance benefits. Under the plan, “good reason” means (i) a material reduction in the executive’s annual base salary, (ii) a material diminution of an executive’s authority, duties, or responsibilities in effect immediately prior to such reduction, (iii) a change in employment location of more than 50 miles, or (iv) Juno’s material breach of the terms of any material written agreement or covenant with the plan participant related to his or her provision of services to Juno. Upon the occurrence of such an event (each, a “qualifying termination”), each plan participant is entitled to receive the severance benefits as listed below, provided that such benefits are more favorable than the participant would be entitled to receive under his or her employment contract with Juno. Under the Change in Control and Severance Plan, upon a qualifying termination of employment, Mr. Bishop is entitled to receive: (i) 24 months of salary severance, (ii) a bonus severance that is the greater of (a) 100% of pro-rated annual target bonus and (b) bonus based on actual achievement against target objectives as of date of termination, (iii) 24 months of continued benefits and (iv) 100% acceleration of unvested and outstanding time-based equity awards. All other executive officers are entitled to receive the following upon a qualifying termination of employment: (i) 12 months of salary severance, (ii) a bonus severance that is the greater of (a) 100% of pro-rated annual target bonus and (b) bonus based on actual achievement against target objectives as of date of termination, (iii) 12 months of benefits continuation and (iv) 100% acceleration of unvested and outstanding time-based equity awards.

Additionally, with respect to any unvested equity award, other than performance-based equity awards, granted on or after November 4, 2015 that is held by a participant in the Change in Control and Severance Plan and who remains a service provider of Juno through the consummation of a change in control, 25% of the unvested shares subject to such award will become vested and exercisable immediately prior to the change in control. The terms of the Merger Agreement provide for this or more favorable accelerated vesting of equity awards upon the Offer Acceptance Time. Further, under the terms of the Change in Control and Severance Plan, if any unvested time-based equity award is not assumed by the acquirer as part of the Transaction, all of the unvested shares subject to such award will become vested and exercisable immediately prior to the change in control.

The Change in Control and Severance Plan also provides for severance benefits upon qualifying terminations of employment outside the change in control period. Specifically, if a plan participant is terminated for any reason other than for cause, death or disability, the plan participant would be entitled to receive severance benefits, provided that such benefits are more favorable than the plan participant would be entitled to receive under his or her employment contract with Juno. For Juno executive officers, such severance benefits under the Change in Control and Severance Plan include: (i) 12 months of salary severance, (ii) a bonus severance that is the greater of (a) 100% of pro-rated annual target bonus and (b) bonus based on actual achievement against target objectives as of date of termination and (iii) 12 months of continued benefits.

PSU and PSA Awards

The terms of the PSU and PSA awards granted to executive officers provide that in the event the officer’s employment is terminated by Juno without “cause” or by the officer for “good reason” (as those terms are defined in the applicable award agreements), in either case during the 12-month period following a “change in control” (as defined in Juno’s 2014 Equity Incentive Plan), then any remaining unvested PSUs or PSAs, as applicable, will vest in full.

Executive Officer Offer Letters

Juno has entered into offer letters with each of its executive officers which, among other things, specify the severance payments and/or benefits to be provided upon a termination of employment in certain circumstances. No executive officer is entitled to payments or benefits under his offer letter if the benefits and payments he would receive under the Change in Control and Severance Plan are more favorable.

Hans E. Bishop

Pursuant to Juno’s offer letter agreement with Mr. Bishop, if his employment is terminated other than for “cause”, death or disability, or he resigns for “good reason” (as defined in the offer letter agreement), in each case, upon or within the period that is three months prior to or 12 months following a “change in control” (as defined in Juno’s 2013 Equity Incentive Plan), 100% of the restricted shares granted in September 2013 pursuant to Mr. Bishop’s offer letter agreement, to the extent not already vested, will vest as of the later of (1) the change in control and (2) Mr. Bishop’s termination of employment, as applicable.

In addition, if Mr. Bishop’s employment is terminated other than for “cause,” death or disability, or he resigns for “good reason” (as those terms are defined in the offer letter agreement), he will receive continuing severance payments for a period of 12 months at a rate equal to the sum of (1) Mr. Bishop’s monthly base salary and (2) 1/12th of his target annual bonus as in effect immediately prior to his termination. Further, if his employment is terminated for any reason except for cause, or if he resigns for good reason, then Mr. Bishop or, in the event of his death, Mr. Bishop’s beneficiaries will be entitled to receive any earned but unpaid bonus for the year prior to the year of termination and a pro rata bonus for the year of termination.

Robert Azelby

Under Juno’s offer letter agreement with Mr. Azelby, if Mr. Azelby’s employment is terminated other than for “cause,” death or disability, or he resigns for “good reason” (as those terms are defined in the offer letter agreement), in each case, upon or within the period that is three months prior to or 12 months following a “change in control” (as defined in Juno’s 2014 Equity Incentive Plan), then, the option award and RSU award granted pursuant to his offer letter, to the extent not already vested, will vest in full as of the later of (1) the change in control or (2) Mr. Azelby’s termination of employment, as applicable.

In addition, if Mr. Azelby is terminated for any reason other than for cause, death or disability, or he resigns for good reason, then, subject to his execution of a consulting agreement, if desired by Juno, Mr. Azelby is entitled to receive (1) continued payments of Mr. Azelby’s then-current base salary for a period of 12 months commencing on the 60th day following his termination of employment, payable pursuant to Juno’s standard payroll practices, (2) a pro-rated bonus for the partial year served prior to termination and (3) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to COBRA for Mr. Azelby and his eligible dependents for up to nine months.

Bernard J. Cassidy

The terms of an offer letter agreement between Juno and Mr. Cassidy provide that if Mr. Cassidy’s employment is terminated other than for “cause,” death or disability, or he resigns for “good reason” (as those terms are defined in the offer letter agreement), in each case, upon or within the period that is three months prior to or 12 months following a “change in control” (as defined in Juno’s 2013 Equity Incentive Plan), then, 100% of the restricted shares subject to his initial restricted common stock grant, to the extent not already vested, will vest as of the later of (1) the change in control or (2) Mr. Cassidy’s termination of employment, as applicable.

In addition, if Mr. Cassidy is terminated other than for cause, death or disability, or if he resigns for good reason , then, subject to his execution of a consulting agreement to provide reasonable transition services, Mr. Cassidy is entitled to receive (1) continuing payments of Mr. Cassidy’s then-current base salary for a period of nine months following his termination of employment and (2) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to COBRA for Mr. Cassidy and his eligible dependents for up to six months.

Steven D. Harr, M.D.

Under the terms of Juno’s offer letter agreement with Dr. Harr, if Dr. Harr’s employment is terminated other than for “cause,” death, or disability, or he resigns for “good reason” (as those terms are defined in the offer letter agreement), in each case, upon or within the period that is three months prior to or 12 months following a “change in control” (as defined in Juno’s 2013 Equity Incentive Plan), then 100% of the restricted shares subject to his initial restricted stock grant, to the extent not already vested, will vest as of the later of (1) the change in control or (2) Dr. Harr’s termination of employment, as applicable.

In addition, if Dr. Harr’s employment is terminated other than for cause, death or disability, or he resigns for good reason, then Dr. Harr is entitled to receive (1) continuing payments of Dr. Harr’s then-current base salary for a period of nine months commencing on the 60th day following his termination of employment, payable pursuant to our standard payroll practices and (2) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to COBRA for Dr. Harr and his eligible dependents for up to six months.

Hyam Levitsky, M.D.

An offer letter agreement between Dr. Levitsky and Juno provides that if Dr. Levitsky’s employment is terminated other than for “cause,” death or disability, or he resigns for “good reason” (as those terms are defined in the offer letter agreement), then Dr. Levitsky will receive (1) continuing payments of his then-current base salary for a period of 12 months commencing on the 60th day following his termination of employment, payable pursuant to our standard payroll practices, (2) a pro-rated bonus for the partial year served prior to termination and (3) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to COBRA for Dr. Levitsky and his eligible dependents for up to nine months.

Retention Bonus Pool

Under the Merger Agreement, Juno is permitted to establish a cash bonus pool of up to $20 million in the aggregate, from which awards may be allocated to employees (including executive officers other than Mr. Bishop and Dr. Harr) identified by, and in the amounts determined by, Mr. Bishop. Prior to making award allocations, Mr. Bishop is required to confer with certain of Celgene’s executives and management team members. Awards made under this bonus pool will be paid on the earlier of (i) the closing of the Transaction and (ii) November 30, 2018. Awards under the retention bonus pool have not yet been determined or communicated.

Certain Tax Reimbursement Arrangements

Certain of Juno’s executive officers may be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) on payments they will or may receive in connection with the Transaction. Generally, an excise tax of 20% is imposed on each individual recipient of certain “parachute payments” that, under the rules of Section 280G of the Code, exceed a certain threshold amount for such individual and the corporation making the payments is denied a tax deduction for such payments. The excise tax is due in addition to the regular income and employment taxes otherwise payable in connection with compensatory payments to the Affected Individuals (as defined below). Payments to certain executive officers of Juno that will or may be considered “parachute payments” under Section 280G of the Code that would be subject to the Code Section 4999 excise tax include, as applicable, severance payments and benefits under the Change in Control and Severance Plan, the value of the accelerated vesting of unvested equity awards and the Excise Tax Reimbursement Payment (as defined below).

The Juno Board has considered the impact of the potential Code Section 4999 excise tax on certain individual executive officers of Juno who may be subject to such excise tax, and has determined that the imposition of the excise tax on such individuals would result in an unintended personal tax burden that would deprive the individuals of a portion of the value of their compensatory payments in connection with the Transaction, particularly their Juno equity awards (the “Affected Individuals”). The Juno Board has considered the tax implications of Sections 4999 and 280G of the Code and assessed the costs and benefits of potential payments to alleviate the Code Section 4999 excise taxes, to Juno, its stockholders, and each of the Affected Individuals. The Juno Board determined that our executive officers—Hans E. Bishop, Robert Azelby, Bernard J. Cassidy, Steven D. Harr, M.D., Sunil Agarwal, M.D. and Ann L. Lee, Ph.D, as well as Hyam Levitsky, M.D., constitute Affected Individuals.

As part of its considerations, the Juno Board noted that the primary reason for the magnitude of the Code Section 4999 excise tax burden was accelerated vesting of the equity awards. These awards have a high value as a result of the substantial value of Shares, including as a result of significant Juno achievements, including those leading to the Transaction and the Offer Price. The Juno Board determined that it is in the best interests of Juno to align the interests of its stockholders with those of the Affected Individuals and mitigate the negative tax impact to such Affected Individuals that would otherwise result from the Transaction, which is expected to bring significant financial benefits to Juno and its stockholders.

The Juno Board concluded that, contingent upon the Offer Acceptance Time, Juno will provide each of the Affected Individuals with a gross-up entitlement with respect to the Code Section 4999 excise tax, so that, on a net after-tax basis, the Affected Individual would be in the same position as if no such excise tax had applied to him or her (the “Excise Tax Reimbursement Payment”). The actual amounts to be paid to the Affected Individuals by Juno will not be finally determined until after the consummation of the Transaction, and these amounts will be paid following the Offer Acceptance Time but generally before the Code Section 4999 excise tax becomes due. The Affected Individuals will retain the obligation to pay income and other taxes on all of the payments they will or may receive in connection with the Transaction and will forfeit the right to receive the Excise Tax Reimbursement Payment if either the Merger Agreement terminates pursuant to its terms or the Affected Individual’s employment with Juno terminates for any reason before the Offer Acceptance Time. On January 31, 2018, the Juno Board approved a form of tax reimbursement agreement (the “Tax Reimbursement Agreement”), setting forth the terms of the Excise Tax Reimbursement Payment applicable to the Applicable Individuals. Juno will enter into the Tax Reimbursement Agreement with each of the Affected Individuals.

The estimated value of the Excise Tax Reimbursement Payment for each named executive officer of Juno is set forth below in the table entitled “Golden Parachute Compensation Table” under “Item 8. Additional Information—Golden Parachute Compensation.” Based on the same assumptions set forth in footnote 4 to the “Golden Parachute Compensation Table,” the estimated aggregate Excise Tax Reimbursement Payment for Dr. Agarwal and Dr. Lee would be $8,123,447.

This summary of the Tax Reimbursement Agreements is qualified in its entirety by reference to the Tax Reimbursement Agreements, a form of which is filed as Exhibit (e)(36) and incorporated herein by reference.

Employee Benefits Following the Closing

Pursuant to the Merger Agreement, Celgene has agreed that for a period of 12 months following the Effective Time, Celgene will provide, or cause to be provided, to those of Juno’s employees (including any of Juno’s executive officers) who are employed by Juno or any of Juno’s subsidiaries as of immediately prior to the Effective Time, and who continue to be actively employed by the Surviving Corporation (or any affiliate thereof) during such 12-month period (the “Continuing Employees”) (i) base salary and incentive opportunities (excluding equity-based incentive opportunities) that in each case are no less favorable than the base salary and incentive opportunities (excluding equity-based incentive opportunities) applicable to each such Continuing Employees immediately prior to the Effective Time and (ii) employee benefits that are no less favorable, in the aggregate, to those employee benefits provided to such Continuing Employee prior to the Effective Time.

Director Compensation

The information set forth in the Proxy Statement, which is attached as Exhibit (e)(35) hereto, under the heading “—Director Compensation,” is incorporated herein by reference.

Director and Officer Exculpation, Indemnification and Insurance

Section 102(b)(7) of the DGCL permits a corporation, by a provision in its certificate of incorporation, to eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, subject to certain exceptions. Juno’s Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) provides that Juno’s directors will not be personally liable to Juno or its stockholders for monetary damages for breach of fiduciary duty as a director. Accordingly, Juno’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Juno or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Under Section 145 of the DGCL, Juno has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities. Juno’s Certificate of Incorporation and Amended and Restated Bylaws also provide that Juno will indemnify its directors and officers to the fullest extent permitted by Delaware law. In addition, Juno has entered into separate indemnity agreements with its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, Juno is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of Juno within the meaning of Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) or similar provisions of state statutory law or common law, or prior to a change in control, in connection with any proceeding initiated by such director or executive officer, including any proceeding initiated against Juno or its directors, officers, employees or other indemnitees, and certain other situations.

This description of the indemnity agreements entered into between Juno and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(11) hereto, which is incorporated herein by reference.

The Merger Agreement provides for indemnification, advancement of expenses, exculpation from liabilities and insurance rights in favor of Juno’s current and former directors and officers, which are referred to as “indemnitees”, with respect to acts or omissions occurring prior to the Effective Time. Specifically, Celgene has agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in Juno’s amended and restated certificate of incorporation or amended and restated bylaws or under any agreement filed as an exhibit to specified SEC filings of Juno or listed on the confidential company disclosure schedule provided by Juno to Celgene and Purchaser with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect in accordance with their respective terms for a period of six years from the Effective Time.

In addition, Celgene has agreed that it will cause the Surviving Corporation to (and the Surviving Corporation has agreed that it will) indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Juno or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Juno as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, (including with respect to matters existing or occurring at or prior to the Effective Time, including the Transaction), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of Juno or is or was serving at the request of Juno as a director or officer of another person, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation, as in effect on the date of the Merger Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification. Further, the Surviving Corporation will reasonably cooperate in the defense of any such matter.

Celgene and the Surviving Corporation have agreed to maintain in effect for a period of six years after the Effective Time, in respect of facts or events occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by Juno’s existing directors’ and officers’

liability insurance and fiduciary liability insurance policies in an amount and scope at least as favorable as Juno’s policies existing on the date of the Merger Agreement; however, neither Celgene nor the Surviving Corporation will be required to pay with respect to such insurance policies, in the aggregate for all six years, more than 300% of the aggregate annual premium most recently paid by Juno for such insurance. In lieu of the foregoing, Celgene or the Surviving Corporation may purchase a six-year prepaid “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate cost of such policy not to be in excess of the maximum contemplated by the preceding sentence).

The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, will be binding on all successors and assigns of the Surviving Corporation and Celgene, are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons) and his or her heirs or representatives and are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Indemnified Person may have by contract or otherwise.

Section 16 Matters

Pursuant to the Merger Agreement, Juno and the Juno Board will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Options, RSUs, RSAs, PSUs and PSAs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the Offer Acceptance Time (as defined in the Merger Agreement), and to the extent permitted by applicable Legal Requirements (as defined in the Merger Agreement), the compensation committee of the Juno Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, Juno or their respective affiliates and any of the officers, directors or employees of Juno that are effective as of January 21, 2018 or are entered into after the date of January 21, 2018 and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Potential for Future Arrangements

To Juno’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated herein by reference) between Juno and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Juno, on the one hand, and Celgene, or any of its affiliates or Juno, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Juno entering into any such agreement, arrangement or understanding.

It is possible that Continuing Employees, including executive officers, will enter into new compensation arrangements with Celgene. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Celgene, and/or to receive retention bonus awards. Any such arrangements are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Juno entering into any such agreement, arrangement or understanding.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

At a meeting held on January 21, 2018, after considering the terms of the Merger Agreement and other related Transaction documents, as well as the various presentations of Morgan Stanley & Co. LLC (“Morgan Stanley”), financial advisor to Juno, Juno’s management and the Strategic Committee’s legal advisors, the Strategic Committee, by unanimous vote, determined that the Transaction was advisable and fair to, and in the best interests of Juno’s stockholders and recommended that the Juno Board (i) approve the Transaction and declare the Transaction advisable to Juno and its stockholders, (ii) direct Juno to enter into and deliver the Merger Agreement, (iii) recommend that Juno’s stockholders tender their Shares to Purchaser pursuant to the Offer and (iv) effect the Merger pursuant to Section 251(h) of the DGCL.

After considering the unanimous determinations and recommendations of the Strategic Committee and other factors, at a meeting on January 21, 2018, the Juno Board voted unanimously (with the exception of Celgene’s current designee to the Juno Board, Dr. Rupert Vessey, and Celgene’s former designee, Dr. Thomas O. Daniel, who had recused themselves from such vote due to their current and former affiliation, respectively, with Celgene) and resolved, among other things, (i) to approve the Transaction and declare the Transaction advisable to Juno and its stockholders, (ii) to direct Juno to enter into and deliver the Merger Agreement, (iii) to recommend that Juno’s stockholders tender their Shares to Purchaser pursuant to the Offer and (iv) to effect the Merger pursuant to Section 251(h) of the DGCL.

Accordingly, for the reasons described in more detail below, the Juno Board, based on the recommendation of the Strategic Committee, recommends that the holders of the Shares tender their Shares pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Juno Board unanimously recommends that Juno’s stockholders tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated January 22, 2018, issued by Juno and Celgene announcing the Offer, is included as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

Background of the Transaction

Juno and Celgene are parties to a number of agreements, including the Collaboration Agreement and the Voting and Standstill Agreement and certain other agreements as described more fully in “—Arrangements with Celgene and Purchaser and their Affiliates.” Pursuant to the Voting and Standstill Agreement, Celgene has the right, subject to certain conditions, to designate one nominee for election to the Juno Board. In April 2017, Celgene nominated and Juno appointed Dr. Rupert Vessey as Celgene’s designated director. Previously, Dr. Thomas O. Daniel had been the Celgene designee, and after retiring from Celgene, he remained on the Juno Board as a director. As part of their ongoing collaboration, from time to time Hans E. Bishop, the Chief Executive Officer of Juno, and Mark Alles, the Chief Executive Officer of Celgene, and other members of the senior management teams of Juno and Celgene, discussed generally Juno’s and Celgene’s respective businesses.

On August 28, 2017, in light of an upcoming meeting that Mr. Bishop and Dr. Steven D. Harr, Juno’s Chief Financial Officer and Head of Corporate Development, had planned with senior leadership at Celgene to discuss the parties’ ongoing collaboration, Dr. Harr reached out to representatives of Morgan Stanley with whom Juno had a pre-existing relationship as a result of Juno’s initial public offering of common stock and other informal corporate strategy matters, to schedule a telephone call to discuss how the existence of the Voting and Standstill Agreement may have a strategic impact on any potential discussions that might occur in the upcoming meeting with Celgene. At that time, Morgan Stanley was serving as a book-running manager in a follow-on public offering of Juno’s common stock, which was consummated on September 26, 2017. On September 9, 2017, Mr. Bishop and Dr. Harr held such a call with representatives of Morgan Stanley.

On September 14, 2017, the Juno Board held a meeting. Representatives from Juno management and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) were also present. At the meeting, management and the Juno

Board discussed the recently announced acquisition of Kite Pharma, Inc. by Gilead Sciences and speculation in the media that Juno could be a potential acquisition target following the announcement of the Kite Pharma acquisition. At the meeting, management and the Juno Board also discussed the upcoming meeting between Mr. Bishop, Dr. Harr and senior leadership at Celgene, and management described strategic considerations related to the Voting and Standstill Agreement as had been discussed previously with representatives of Morgan Stanley. In light of the general acquisition climate and market speculation regarding Juno as a potential acquisition target, senior management and the Juno Board then asked representatives of Skadden to review elements of Juno’s standstill provision in the Voting and Standstill agreement with Celgene. The Juno Board then authorized management to preliminarily engage Morgan Stanley as financial advisor to Juno, as the Juno Board believed Morgan Stanley would be a valuable advisor in respect of strategic options and considerations relevant to any acquisition proposals Juno might receive.

On September 21, 2017, concurrently with the follow-on public offering of Juno’s common stock, Juno entered into a share purchase agreement with Celgene and certain of its subsidiaries, pursuant to which Juno agreed to sell and Celgene and its subsidiaries agreed to buy 758,327 Juno Shares in a private placement exempt from the registration requirements of the Securities Act of 1933, at a sale price equal to the price to the public in the public offering. The number of shares sold to Celgene and its subsidiaries constituted approximately 9.76% of the aggregate number of the shares sold in the public offering and the private placement to Celgene.

On September 25, 2017, Mr. Bishop, Mr. Alles, Dr. Harr, and Dr. George Golumbeski, Celgene’s Executive Vice President, Executive Advisor for Innovation, Business Development, met to discuss the ongoing collaboration and considerations for potential future collaboration arrangements. During this meeting, Mr. Alles and Dr. Golumbeski raised the possibility that Celgene could be interested in a potential strategic transaction with Juno if Juno were receptive to considering such a transaction. No financial or other terms of any such transaction were proposed. Mr. Bishop and Dr. Harr responded that they would discuss Celgene’s potential interest with the Juno Board.

On September 28, 2017, Mr. Bishop relayed the contents of the dinner discussion to Howard H. Pien, Chairman of the Juno Board. Mr. Bishop and Mr. Pien agreed that the appropriate next step was to update the full board. This discussion was scheduled for October 5, 2017.

Beginning in September, Juno management held discussions with a publicly traded healthcare company, “Party A,” about a potential collaboration or similar arrangement with respect to the Juno’s BCMA program that is not part of the Celgene collaboration (the “BCMA partnership discussions”). Juno entered into a confidentiality agreement with Party A with respect to the BCMA partnership discussions on or about September 21, 2017. The confidentiality agreement did not impose any “standstill” restrictions on Party A.

On October 5, 2017, in a meeting between members of Party A’s management and Juno management, including Mr. Bishop and Dr. Harr, Party A expressed interest in Juno’s BCMA program and raised the possibility that Party A could potentially be interested in a broader transaction if the circumstances required it, which Juno understood to mean if Juno had another interested party.

Later on October 5, 2017, the Juno Board held a meeting. Representatives of management, Skadden and Morgan Stanley were also present. At the meeting, the directors discussed with representatives of Morgan Stanley strategic considerations relevant to receipt of any acquisition proposals as well as potential responses to Celgene’s preliminary indication of an interest in exploring a potential transaction. The Juno Board determined that management should complete its in-process review of Juno’s long-range business and financial plan. In addition, the Juno Board directed that representatives of Morgan Stanley provide their preliminary financial analysis of Juno, including valuation considerations, to the Juno Board before the Juno Board made a determination on how to respond to Celgene. The Juno Board authorized Mr. Bishop to contact Mr. Alles to indicate that Juno management was in the process of updating the Juno Board on the prospects of the company and that the Juno Board would not be in a position to discuss a potential transaction until such process had concluded, which would likely take multiple weeks. The Juno Board also discussed with representatives of

Morgan Stanley whether there may be other parties that might potentially be interested in a strategic transaction with Juno in the field of cellular immuno-oncology. Juno management then reviewed with the Juno Board the other companies with whom Juno had BCMA partnership discussions. Management proposed, and the Juno Board agreed, that management should attempt to push those conversations forward to see if any of those other companies may be interested in Juno’s BCMA program. The Juno Board authorized management to inquire with any companies that expressed such an interest whether they also had an interest in a broader transaction, including an acquisition of Juno.

Shortly after the October 5 meeting of the Juno Board, a representative of Skadden discussed with Mr. Pien and Mr. Bishop whether to form a committee of the Juno Board consisting of disinterested directors. Between October 7 and October 16, representatives of Skadden interviewed directors to identify potential conflicts. Through the course of those meetings, Dr. Vessey indicated that he desired to recuse himself because of his relationship with Celgene and his membership on the Juno Board as Celgene’s designee, Dr. Daniel indicated that he desired to recuse himself because of his prior relationship with Celgene and the fact that he had previously been Celgene’s designee on the Juno Board, and Robert Nelsen indicated that he desired to recuse himself because of significant personal and business relationships with Celgene and Dr. Golumbeski at Celgene. Following these interviews, representatives of Skadden reported to Mr. Pien and Mr. Bishop the desire of Dr. Daniel, Dr. Vessey, and Mr. Nelsen to recuse themselves from the process related to a potential strategic transaction and the formation of a strategic committee to be composed of only disinterested and non-recused directors at the upcoming Juno Board meeting on October 26.

On October 7, 2017, as directed by the Juno Board, Mr. Bishop called Mr. Alles and advised him that Juno management was in the process of updating the Juno Board on Juno’s prospects and that the Juno Board would not be in a position to discuss a potential transaction until such process had concluded. Mr. Alles informed Mr. Bishop that Celgene had a regularly scheduled board meeting coming up and proposed that he and Mr. Bishop touch base before the Celgene board meeting.

During October, Juno management reached out to two potential BCMA partners. One party indicated that although it had no interest in CD19, that it was interested in BCMA, but did not follow-up on the more narrow licensing discussion. The second party initially showed some interest in a BCMA partnership. Following repeated attempts to schedule meetings, a meeting was held with this second party in early December. Despite assurance that it would do so, this party provided no follow-up after the meeting. As a result, after a discussion among Juno management and the Juno Board, Juno management and the Juno Board determined that neither party had serious interest in an acquisition of Juno.

On October 20, 2017, during due diligence discussions in connection with a potential BCMA partnership, Party A informed Mr. Bishop that Party A might be interested in exploring the possibility of a broader transaction. Mr. Bishop suggested that the parties speak again prior to the Juno Board’s November meeting in order to better understand Party A’s interest and that Mr. Bishop would discuss Party A’s interest with the Juno Board at such time. On October 23, Mr. Bishop informed Mr. Pien of this discussion.

On October 23, 2017, Mr. Bishop informed Mr. Alles that the Juno Board would be reviewing a preliminary valuation analysis at its upcoming regularly scheduled board meeting on November 7, 2017. Mr. Bishop told Mr. Alles that he would contact Mr. Alles after the meeting.

On October 26, 2017, members of the Juno Board other than Dr. Daniel, Dr. Vessey and Mr. Nelsen held a telephonic meeting to discuss the formation of a strategic committee comprised entirely of disinterested and non-recused directors to assess and evaluate a potential acquisition of Juno, to discuss the status of discussions with third parties, including Party A’s expression of interest in Juno, and to discuss a preliminary valuation analysis. At the meeting, the Juno Board formed such a strategic committee of the Juno Board (the “Strategic Committee”) for the purposes of evaluating strategic alternatives. The Strategic Committee was comprised of Hal V. Barron, M.D., Mr. Bishop, Anthony B. Evnin, Ph.D, Jay T. Flatley, Richard D. Klausner, M.D., Mr. Pien and Mary Agnes Wilderotter (the members of the Juno Board other than those who had recused themselves because of current or former relationships with Celgene, which were Dr. Daniel, Dr. Vessey and Mr. Nelsen), and was delegated exclusive authority to review, consider, negotiate, reject, terminate, enter into agreements in furtherance of, and recommend to the Juno Board for approval any strategic transaction. In addition, the Juno Board adopted resolutions agreeing that the Juno Board would not approve or recommend any strategic transaction without the prior favorable recommendation of the Strategic Committee. The members of the Strategic Committee did not receive any additional compensation in connection with serving on the Strategic Committee.

On November 2, 2017, the Strategic Committee held a meeting with certain members of management and representatives of Morgan Stanley. At the meeting, management reviewed a long-term analysis of Juno’s standalone potential and revenue projections, which the Strategic Committee discussed at length.

On November 3, 2017, Party A conducted on-site diligence primarily related to the BCMA program and Juno’s manufacturing capabilities. During the course of these meetings, Party A reiterated to Dr. Harr that it was interested in a broader transaction. Dr. Harr informed Party A that the Juno Board had a regularly scheduled meeting the following week and that he would discuss Party A’s interest with the Juno Board.

On November 7, 2017, the Strategic Committee held a meeting with representatives of Skadden and Morgan Stanley. At the meeting, the Strategic Committee discussed potential strategic transactions with Celgene and Party A. At the request of the Strategic Committee, representatives of Morgan Stanley provided an update on the public market overall and the biotechnology market, discussed management forecasts for Juno’s clinical portfolio, discussed Morgan Stanley’s preliminary standalone analysis for Juno, and thereafter discussed tactical considerations and potential next steps. The Strategic Committee expressed a view that a transaction remained highly uncertain at that time and that a transaction process could be very damaging to Juno at a sensitive time, when focus on the business was very important. The Strategic Committee determined that, in order to agree to allow Celgene or Party A to perform due diligence customary for an acquisition transaction, the Strategic Committee needed to be comfortable that such party was willing to offer compelling value and, accordingly, Juno would need to understand such party’s proposed valuation of Juno. The Strategic Committee instructed Juno management to communicate that message to Celgene and Party A.

On November 8, 2017, Mr. Bishop called Mr. Alles and, as directed by the Strategic Committee, informed Mr. Alles that, given the value creation opportunities ahead, Juno was not actively seeking a sale or other strategic transaction and that the Strategic Committee considered it a difficult time to consider a strategic transaction; but, that if Celgene wanted to proceed with a proposal, it would require a compelling premium and full recognition of value to permit Celgene to conduct due diligence. Mr. Bishop informed Mr. Alles that Juno would need Celgene to provide its view on valuation of Juno in order for the Strategic Committee to fully consider the merits of any potential transaction.

On November 8, 2017, Dr. Harr informed Party A that the Juno Board was potentially interested in a broader discussion but would need to understand specifically Party A’s proposed valuation of Juno.

On November 13, 2017, members of Party A’s senior management had a meeting in Seattle with Juno management, including Mr. Bishop and Dr. Harr, and informed Juno management that Party A expected to be in a position to determine whether Party A would like to make a proposal to Juno within approximately one week.

On November 15, 2017, Mr. Alles communicated to Mr. Bishop that Celgene would like to start due diligence in furtherance of a potential acquisition transaction before expressing a view on valuation. Mr. Bishop responded that diligence could not start without Celgene providing its view on valuation along the lines outlined on November 8.

On or about November 16, 2017, Mr. Alles called Mr. Bishop during which call Mr. Alles expressed Celgene’s interest, subject to due diligence, in considering a transaction to potentially acquire Juno at a price of $80.00 per share in cash, noting that Celgene might be able to go higher after performing due diligence, but that Celgene needed to first conduct sufficient due diligence before committing to a transaction or any specific proposal on price.

On November 17, 2017, Dr. Harr spoke with representatives of Party A in which Party A inquired whether Juno was having discussions with another party about an acquisition transaction. Dr. Harr responded that another party had approached Juno about a potential transaction, but that, while Juno was not actively seeking a sale or other strategic transaction, the Juno Board had also made no determination on the best path forward.

On November 17 and 18, 2017, Dr. Harr and Mr. Bishop called each member of the Strategic Committee to provide an update on the developments with Party A and Celgene and to align on response. All members were aligned in a view that $80.00 per share was inadequate to permit Celgene to start due diligence.

On November 20, 2017, Mr. Bishop informed Mr. Alles that the parties were too far apart on valuation for Juno to allow Celgene to commence due diligence. Mr. Alles reiterated that formal due diligence was necessary in order to consider and confirm Juno’s value and determine if a transaction was possible.

On November 21, 2017, Mr. Alles communicated to Mr. Bishop that Celgene was not able to improve on the $80.00 per share valuation. Mr. Bishop reiterated that Juno’s Strategic Committee was unanimous that $80.00 per share was inadequate to allow Celgene to move forward to start due diligence. Mr. Alles indicated that further discussions on valuation would not be meaningful without completion of a thorough due diligence investigation as it would be difficult for Celgene to complete a sum-of-the-parts analysis based on publicly available information that would lead to a valuation beyond $80.00 per share. Mr. Alles and Mr. Bishop agreed to schedule a meeting at the upcoming 2017 American Society of Hematology (ASH) Annual Meeting in December.

On November 22, 2017, Mr. Bishop spoke with Party A, during which Party A confirmed that it wanted to learn more about Juno’s pipeline. Party A also indicated that it needed more time and diligence to be able to confirm whether it would be willing to make an offer. Mr. Bishop responded that Juno was not conducting an auction process, but that another party was interested in potentially pursuing an acquisition transaction for Juno.

On November 27, 2017, Dr. Harr spoke with Party A regarding outstanding items that Party A desired in order to form a preliminary understanding of value.

On November 28, 2017, Mr. Alles informed Mr. Bishop that Juno could expect to receive Celgene’s view of potential next steps around December 13.

On December 5, 2017, Dr. Harr spoke with Party A, during which Party A indicated that it was not ready to offer a proposed value for an acquisition of Juno, but expressed renewed interest in a partnership related to BCMA. Dr. Harr indicated that it was unlikely Juno would be interested in a BCMA partnership at this time given other dialogues. Party A replied that it would do more work on a potential acquisition value.

On December 10, 2017, Mr. Bishop and Dr. Harr met with Mr. Alles and Dr. Golumbeski while at the ASH Annual Meeting in Atlanta, Georgia and discussed the possibility of an increased indication of interest from Celgene. Mr. Alles and Dr. Golumbeski reiterated the strategic rationale for the transaction and the potential to accelerate Juno’s platform within Celgene. Mr. Alles and Dr. Golumbeski informed Mr. Bishop and Dr. Harr that CAR-T and the role of cellular immunotherapy for cancer would be discussed at the regularly scheduled meeting of the Celgene board on December 13-14. Mr. Alles and Dr. Golumbeski asked if Juno could provide some guidance as to what price level would be needed for Juno to allow Celgene to perform customary due diligence. Later in the day, Dr. Harr spoke with Dr. Golumbeski and told him that Juno has a best-in-class platform and its expectation on value was consistent with this view.

On December 11, 2017, Mr. Bishop called Dr. Golumbeski to offer his availability should there be any additional follow-up questions prior to the meeting of the Celgene board on December 13-14.

On December 14, 2017, Dr. Golumbeski informed Dr. Harr that Celgene would be, subject to due diligence, potentially interested in considering a transaction to acquire Juno at a price of $86.00 per share and that such due diligence might lead to a higher price per share. Dr. Golumbeski requested that due diligence begin and that any potential for an increased indication of interest would depend on finding additional value in due diligence in four areas: (1) Juno’s BCMA program; (2) JCAR017 (now also known as liso-cel); (3) Juno’s projected cost of goods; and (4) the projected value of Juno’s infringement lawsuit against Kite Pharma. Dr. Harr informed Dr. Golumbeski that management would discuss Celgene’s interest with the Strategic Committee and get back to him regarding Celgene’s indication of interest and the commencement of diligence. On the same day, Dr. Harr communicated Celgene’s indication of interest to Mr. Bishop and Mr. Bishop then spoke with each of the members of the Strategic Committee. The Strategic Committee decided in response to this proposal to permit Celgene to begin due diligence. The Strategic Committee also decided that management should reach out to Party A to inform them of increased urgency to understanding their intentions.

On December 15, 2017, Dr. Harr informed Party A that things were moving quickly with the other party with whom Juno was in discussions, and as a result, a BCMA-specific partnership was now likely off the table. Dr. Harr also told Party A that Juno would need to know if Party A was interested in a potential acquisition of Juno. Management of Party A indicated that they would discuss and get back to Dr. Harr on the matter.

On December 15, 2017, Dr. Harr called Dr. Golumbeski to advise that Juno would permit Celgene to commence due diligence based on the previously communicated indication of interest of $86.00 per share.

On December 19, 2017, Juno and Celgene entered into a letter agreement to add additional confidentiality obligations for transaction-related diligence activities to those already in place under the Juno-Celgene collaboration agreement, which was subsequently amended on December 21, 2017.

On December 19, 2017, Juno provided Celgene with access to an electronic data room. From December 19, 2017 through execution of the Merger Agreement, Celgene performed due diligence on Juno, including with respect to general and administrative matters, CMC, clinical research and development, regulatory matters, Juno’s research pipeline and commercial launch preparations. At this time, Juno did not provide Celgene with any potentially competitively sensitive information.

On December 19, 2017, members of senior management of Juno, including Mr. Bishop and Dr. Harr, gave a management presentation to representatives of Celgene concerning research, clinical development, manufacturing and commercial matters.

On December 20, 2017, the Strategic Committee held a meeting to discuss a potential strategic transaction. Management and representatives of each of Skadden and Morgan Stanley were also present. Management updated the Strategic Committee on progress of a potential transaction with Celgene, key items discussed with Celgene, certain factors that could affect Juno’s value, and a potential timeline for a potential transaction. Juno’s management informed the Strategic Committee that Juno’s financial model would be updated to reflect additional factors that could affect Juno’s value including an update to the competitive landscape following the 2017 ASH Annual Meeting, recent feedback from the FDA on Juno’s clinical development plans, and the anticipated passage of the tax reform bill by the U.S. Congress. Juno’s management informed the Strategic Committee that there had been no further discussions with Party A since the discussion on December 15. The Strategic Committee discussed with representatives of Morgan Stanley and Skadden whether or not to conduct a market check in light of developments. Representatives of Skadden provided information regarding the fiduciary duties of the Strategic Committee. The Strategic Committee decided not to conduct a market check at this time due to risks to Juno and any potential transaction in the event of a leak and the Strategic Committee’s view that a market check was unlikely to lead to a higher offer in light of the fact that no third parties had contacted Juno to express an interest in a potential acquisition following earlier public speculation and market rumors that Juno was potentially the subject of acquisition interest. The Strategic Committee also discussed termination fees and antitrust-related considerations with representatives of Skadden and Morgan Stanley, as well as the treatment of employee options in the context of a potential transaction with Celgene.

On December 21, 2017, Party A informed Dr. Harr that it was not interested in a BCMA partnership or acquisition of Juno at this time. Dr. Harr informed the Strategic Committee of this outcome on the same day.

From December 21, 2017 to December 30, 2017, Dr. Harr and Dr. Angus Grant, Celgene’s Corporate Vice President, Business Development, had numerous communications to discuss diligence matters and Celgene’s objectives with respect to employee retention generally. Celgene considered broad employee retention an important component of value given the development stage of the technology, and dialogues on equity and compensation focused on this goal.

From December 24, 2017, to January 4, 2018, representatives of Juno and Celgene, including legal counsel, reviewed and negotiated a clean team agreement for the purposes of Juno sharing competitively and/or commercially sensitive information with representatives of Celgene for diligence purposes (the “Clean Team Agreement”). The Clean Team Agreement was executed on January 4, 2018.

On December 26, 2017, representatives of Skadden, counsel to Juno, delivered to representatives of Proskauer Rose LLP (“Proskauer”), counsel to Celgene, a draft Merger Agreement for a potential transaction between Juno and Celgene.

On December 27, 2017, the Strategic Committee held a meeting to discuss an update on the progress of a potential transaction. Representatives from Skadden and Morgan Stanley were also present. At the meeting, the Strategic Committee received an update from Juno’s management about the progress of the transaction, including with respect to the due diligence process, a possible timeline for the potential transaction, compensation matters with respect to the broader Juno employee base, the importance of employee stability, and post-transaction integration matters should a potential transaction with Celgene occur. Management also confirmed to the Strategic Committee that Party A was no longer interested in pursuing an acquisition.

On December 27, 2017, representatives of Skadden delivered an initial draft of Juno’s disclosure schedule to the Merger Agreement to representatives of Proskauer.

On December 31, 2017, Juno management provided to Celgene a “base” and “upside” revenue forecast for Juno for 2019 through 2030, which forecast excluded BCMA-related revenue.

On December 31, 2017, certain senior management of Juno, including Dr. Harr, had a call with Celgene to discuss Juno’s research priorities and updated progress since the last update Juno had provided to Celgene over the summer as part of their ongoing collaboration.

On January 1, 2018, Mr. Bishop, Dr. Harr, Mr. Alles, Dr. Golumbeski and Dr. Grant had a call. Mr. Alles reiterated the importance of completing due diligence in order to enable Celgene to present an offer for Juno. Mr. Alles indicated that the parties should nevertheless aim to get a revised view on value by January 5, 2018, with the possibility of announcing a transaction within the following two weeks.

On January 2, 2018, the Strategic Committee held a meeting to discuss an update on the progress of a potential transaction with Celgene. Representatives from Skadden and Morgan Stanley were also present. Juno’s management updated the Strategic Committee on the recent discussions with Celgene and presented an updated long-term financial model, which had been distributed to the members of the Strategic Committee in advance of the meeting. Juno’s management discussed changes from the previous model including updated assumptions related to competitive updates from the ASH Annual Meeting, recent FDA feedback, and the recent U.S. federal tax law changes relevant to Juno’s business. At the request of the Strategic Committee, representatives from Morgan Stanley presented an updated preliminary analysis of Juno’s valuation noting that the outcome of such analysis was not materially different from the preliminary analysis previously presented to the Strategic Committee on November 7, 2017, based on the assumptions utilized at such time. The Strategic Committee also discussed the parties’ respective obligations with respect to seeking antitrust approval of a potential transaction and designated an subcommittee consisting of Mr. Pien and Mrs. Wilderotter to review compensation related items and advise the rest of the Strategic Committee. After representatives from Morgan Stanley left the meeting, the Strategic Committee discussed and approved the transaction fee for Morgan Stanley in compensation for their services as financial advisor to Juno as part of the potential transaction with Celgene and authorized management to negotiate and enter into an engagement letter with Morgan Stanley on the terms discussed. Management subsequently executed an engagement letter with Morgan Stanley effective on January 4, 2018.

On January 3, 2018 representatives of Proskauer delivered a revised draft of the Merger Agreement to representatives of Skadden.

On January 3, 2018, Dr. Harr and Zachary Hale, Juno’s Vice President and Deputy General Counsel, met with representatives from Celgene, including Dr. Grant, Scott Smith, Celgene’s President and Chief Operating Officer, and Joe Hand, Celgene’s Senior Vice President, Global Human Resources and Corporate Services, to hear Celgene’s perspective on employee retention matters. In a separate meeting on Merger Agreement terms, Dr. Harr reiterated the importance of closing certainty to the Strategic Committee’s evaluation of any potential transaction. Dr. Grant proposed the possibility of a reverse termination fee as a potential resolution to address Juno’s desire for closing certainty.

On January 4, 2018, Celgene conducted on-site due diligence at Juno primarily pertaining to Juno’s process development and manufacturing capabilities.

On January 4, 2018, the compensation subcommittee of the Strategic Committee met to review Celgene’s feedback on its goals around equity and compensation as well as to review Juno management’s draft presentation with proposals to Celgene regarding equity acceleration, employee compensation matters between signing and closing and other retention matters. The proposal excluded Juno’s CEO and CFO. The subcommittee discussed the proposals at length, highlighting the importance of the stability of the employee base. The subcommittee directed management to send a proposal to Celgene that included a bonus pool of $20 million in the aggregate, from which awards would be allocated to employees in amounts determined by Mr. Bishop, the treatment of Juno’s new hires, preservation of Juno’s 2018 annual compensation review process in early 2018 and treatment of existing equity awards, including the potential for partial acceleration to allow for meaningful retention incentives for Juno employees while providing near-term value to existing employees. Juno management delivered the proposal to Celgene later that day.

On January 4, 2018, the Strategic Committee held a meeting to discuss an update on the progress of a potential transaction with Celgene. Juno’s management highlighted open areas of diligence and unresolved issues in the Merger Agreement, including the position of the parties on allocation of potential execution risks and potential avenues to resolve such issues.

On January 5, 2018, representatives of Skadden along with Bernard J. Cassidy, Juno’s General Counsel and Secretary, and Mr. Hale, had a telephonic meeting with representatives of Proskauer to negotiate various provisions of the draft Merger Agreement, including the covenant relating to the parties’ respective obligations to seek antitrust approval for the transaction, obligations to extend the tender offer and the conditions to the parties’ obligations to consummate the transaction. During this call, representatives of Proskauer informed Juno and representatives of Skadden that Celgene and its representatives had not completed a Freedom to Operate (“FTO”) analysis with respect to Juno’s patent portfolio and that such an analysis would be a required before an agreement could be executed.

On January 5, 2018, Dr. Harr called Dr. Grant to discuss the transaction, including the timeline and outstanding items.

On January 6, 2018, Dr. Golumbeski informed Mr. Bishop that Celgene had outstanding areas of diligence remaining and would not be ready to discuss valuation for at least another week. They also discussed open Merger Agreement items related to closing certainty and employee retention.

On January 6, 2018, representatives of Skadden delivered a revised draft of Juno’s disclosure schedules to the Merger Agreement to representatives of Proskauer.

On January 7, 2018, the Strategic Committee held a meeting to discuss an update on the potential transaction and the key remaining outstanding items. Representatives from Juno management and Morgan Stanley were also present. At the meeting, management provided an update on the status of the potential transaction with Celgene. Juno’s management informed the Strategic Committee that certain due diligence items, including completion of an FTO analysis, remained. Juno’s management discussed with the Strategic Committee certain principal issues remaining open in the Merger Agreement, including the parties’ respective obligations in respect to seeking antitrust approval of the proposed transaction. The Strategic Committee discussed the possibility of a reverse termination fee to ensure closing certainty and instructed Juno management to negotiate an appropriate reverse termination fee with the assistance of representatives of Skadden and Morgan Stanley.

Also on January 7, 2018, after the meeting of the Strategic Committee, Mr. Bishop and Dr. Harr met with Mr. Alles, Dr. Golumbeski, Mr. Smith and Dr. Grant at the Annual J.P. Morgan Healthcare Conference in San Francisco, California. The parties discussed the importance to Celgene of resolving open diligence items in order to finalize the valuation included in its indication of interest to acquire Juno, and Juno reiterated the importance of closing certainty to Juno. Celgene management advised Juno management that Celgene would be announcing an executed transaction with another company the next day and assured Juno that it would not impact Celgene’s interest in pursuing a transaction with Juno.

On January 8, 2018, Dr. Harr spoke to Dr. Golumbeski about open items in the Merger Agreement and discussed a possible reverse termination fee. Dr. Harr proposed a structure focused around certain operating needs of Juno in such a scenario.

From January 10, 2018 through January 21, 2018, Dr. Harr and Dr. Golumbeski had multiple calls to discuss open Merger Agreement items, including the size of the termination fee and reverse termination fee. Dr. Harr initially proposed a reverse termination fee of $800 million. As a result of negotiations between the parties during this period, Dr. Golumbeski indicated that Celgene could offer a reverse termination fee payable to Juno of $600 million. Dr. Harr originally proposed a termination fee payable to Celgene of 2.25%. As a result of negotiations during this period, Dr. Golumbeski indicated that Celgene could potentially accept a termination fee payable to Celgene of $300 million.

From January 10, 2018, through execution of the Merger Agreement, representatives of Skadden continued to exchange with Proskauer revised drafts of the Merger Agreement and disclosure schedules reflecting the positions of Juno and Celgene discussed between the parties.

On January 12, 2018, Mr. Bishop spoke with Mr. Alles and Dr. Golumbeski and Dr. Grant spoke to Dr. Harr about remaining open items.

On January 13, 2018, the Strategic Committee held a meeting to discuss an update on the potential transaction and the key remaining outstanding items. Representatives from Juno management, Skadden and Morgan Stanley were also present. Juno management informed the Strategic Committee that Celgene’s diligence of Juno was almost complete. Juno’s management also informed the Strategic Committee that Juno and Celgene had come to terms on core elements of the calculation of a reverse termination fee.

On January 14, 2018, representatives of Skadden, along with Mr. Cassidy and Mr. Hale, had a telephonic meeting with representatives of Proskauer regarding the Merger Agreement. During the meeting it was agreed that certain open items would require a business principal level discussion between Juno and Celgene.

On January 16, 2018, after the Nasdaq Global Select Market had closed, The Wall Street Journal published a story stating that “Celgene Corp. is in talks to buy biotechnology company Juno Therapeutics Inc.” The trading price of Juno’s common stock on the following day increased to as high as $70.00 per share during trading hours before closing at $69.25 per share, compared to a closing price of $45.60 per share on the previous day.

On January 16, 2018, Dr. Harr and Dr. Golumbeski spoke several times about a potential transaction following publication of the story by The Wall Street Journal.

On January 18, 2018, Dr. Harr and Dr. Golumbeski had a discussion about the valuation of Juno. While no formal offer was made, there was discussion about Celgene having difficulty reaching the previously indicated $86.00 indicative price per share based on a sum-of-the-parts analysis. Dr. Golumbeski raised the subject of a potential share price in the low $80s plus contingent value rights. Dr. Harr responded that contingent value rights were likely unacceptable, but management would raise the matter with the Strategic Committee.

On January 18, 2018, the Strategic Committee held a meeting to discuss an update on the potential transaction. Representatives of management, Skadden and Morgan Stanley also joined the meeting. The Strategic Committee and representatives from Skadden and Morgan Stanley discussed logistical and strategic considerations concerning any forthcoming price negotiations with Celgene, as well as potential responses to any definitive offer made by Celgene. Dr. Harr informed the Strategic Committee that Dr. Golumbeski raised the subject of contingent value rights, and the Strategic Committee determined that contingent value rights would not be acceptable because of their complexity, uncertain value, the likelihood that Celgene would seek to offer less than $86.00 per share in cash if contingent value rights were included, and the Strategic Committee’s belief that it would be in Juno stockholders’ best interest to receive certainty of value for their shares. The Strategic Committee instructed management to convey this determination to Celgene. Following this discussion, the Strategic Committee determined an increase in the offer price should be pursued. The Strategic Committee therefore instructed management to inform Celgene that the Strategic Committee expected an acquisition proposal to exceed $86.00 per share, as the Strategic Committee had allowed Celgene to conduct due diligence upon receipt of a preliminary proposal to acquire Juno for $86.00, and that Celgene had indicated that due diligence might allow it to increase its proposed price. The Strategic Committee also discussed recent media attention surrounding the potential transaction, the potential effects on the potential transaction and company employees and whether Juno had been contacted by potentially interested parties in the wake of The Wall Street Journal article. Management and representatives of Morgan Stanley confirmed there had been no such contacts with them, respectively.

Later that day, Dr. Harr called Dr. Golumbeski and informed him that the Strategic Committee required a specific proposal for value. Dr. Harr and Dr. Golumbeski scheduled a call for the next morning between themselves and Mr. Bishop and Mr. Alles. Dr. Harr also informed Dr. Golumbeski that the Strategic Committee was not receptive to contingent value rights. Mr. Bishop also contacted Mr. Alles by telephone and stated that there was a disconnect between the two companies regarding valuation. Mr. Alles stated that they would speak further the following day.

On January 19, 2018, Mr. Bishop and Dr. Harr spoke with Mr. Alles and Dr. Golumbeski. Dr. Harr indicated that the Strategic Committee would not view favorably any acquisition proposal by Celgene for an amount less than $86.00 per share, the amount at which Juno had agreed to allow Celgene to perform due diligence in order to potentially increase its bid, and that the Strategic Committee expected an increase. Mr. Alles reaffirmed Celgene’s interest at a price of $86.00 per share. Mr. Bishop agreed to inform the Strategic Committee of that price.

Later on January 19, 2018, the Strategic Committee held a meeting to discuss an update on the potential transaction. Representatives of management, Skadden and Morgan Stanley also joined the meeting. The Strategic Committee discussed the recent publication in The Wall Street Journal of a possible transaction between Juno and Celgene. Management informed the Strategic Committee that since that article was published in The Wall Street Journal, Juno had not been approached by any other potential counterparties to a transaction. At the request of the Strategic Committee, representatives of Morgan Stanley discussed with the Strategic Committee possible strategies for negotiating a higher price. At the meeting, representatives of Skadden reviewed the Strategic Committee’s fiduciary duty obligations. After discussion among the Strategic Committee with management excluded, the Strategic Committee agreed to authorize Juno’s management to push Celgene to increase the offer price to $88.00 per share. Mr. Pien contacted Mr. Bishop on behalf of the Strategic Committee in order to direct management to make such an effort.

Following the Strategic Committee meeting on January 19, 2018, Mr. Bishop and Dr. Harr again spoke with Mr. Alles and Dr. Golumbeski. Mr. Bishop noted that the Strategic Committee had expected an increase in Celgene’s previous valuation of $86.00 per share and suggested that Celgene make an offer of $88.00 per share. Shortly thereafter, Mr. Alles and Dr. Golumbeski delivered an offer to Mr. Bishop and Dr. Harr for Celgene to acquire Juno for $87.00 per share. Mr. Alles and Dr. Golumbeski indicated that this offer was Celgene’s best and final offer.

Later on January 19, 2018, the Strategic Committee held a meeting to discuss Celgene’s revised offer. Representatives of management, Skadden and Morgan Stanley also joined the meeting. Juno’s management informed the Strategic Committee of Celgene’s best and final offer of $87.00 per share and a discussion ensued. The Committee authorized Juno’s management to inform Celgene that its offer to acquire all of the issued and outstanding shares of Juno was potentially acceptable subject to the resolution of the remaining items being negotiated between the parties.

Later on January 19, 2018, Dr. Harr and Mr. Bishop had a call with Mr. Alles and Dr. Golumbeski to communicate that Celgene’s final offer was potentially acceptable to the Strategic Committee subject to finalization of the Merger Agreement and confirmation of the termination fee and reverse termination fee, at the level previously indicated by Dr. Golumbeski.

On January 20, 2018, and January 21, 2018, representatives of management and Skadden communicated with representatives of Celgene and Proskauer to finalize agreement on open items in the Merger Agreement, including operating covenants, rights to extend the tender offer, and employee matters.

On January 21, 2018, the Strategic Committee held a meeting. Representatives of management, Skadden and Morgan Stanley also joined the meeting. Juno’s management updated the Strategic Committee on negotiations with Celgene. The Strategic Committee members expressed their views regarding the offer and discussed Juno’s strategic plan and the risks and potential rewards to Juno’s stockholders of remaining an independent company. The Strategic Committee also reviewed the final terms of the definitive Merger Agreement with representatives of Skadden. At the meeting, at the request of the Strategic Committee, representatives of Morgan Stanley presented a financial analysis of the $87.00 per Share offer, and rendered Morgan Stanley’s oral opinion to the Strategic Committee, which was subsequently confirmed by delivery of a written opinion to the Juno Board following the meeting held by the Juno Board on January 21, 2018, dated as of such date, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering such opinion as set forth therein, the consideration of the Offer Price of $87.00 in cash per Share proposed to be received by the holders of Shares (other than the holders of Excluded Shares (as defined in the Merger Agreement)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Shares, as more fully described below in this Schedule 14D-9 under the caption “—Opinion of Juno’s Financial Advisor.” The Strategic Committee unanimously resolved to recommend that the Juno Board approve the potential transaction with Celgene, the Merger Agreement, the Offer, the Merger and all other transactions contemplated by the Merger Agreement, on the terms discussed at the meeting.

Immediately following the Strategic Committee meeting on January 21, 2018, the Juno Board held a meeting at which all members of the Juno Board other than Dr. Daniel and Dr. Vessey attended. Representatives of management, Skadden and Morgan Stanley also joined the meeting. At this meeting, the Juno Board received an update and analysis from Juno’s management, the Strategic Committee and representatives of Skadden regarding the potential transaction with Celgene. Mr. Pien, Chair of the Strategic Committee, reported to the Juno Board the Strategic Committee’s recommendation that the Juno Board approve the proposed transaction with Celgene. At the meeting, representatives of Morgan Stanley presented the financial analysis presented to the Strategic Committee earlier that day of the $87.00 per Share offer, and rendered Morgan Stanley’s oral opinion to the Juno Board, which was subsequently confirmed by delivery of a written opinion dated as of such date, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering such opinion as set forth therein, the consideration of the Offer Price of $87.00 in cash per Share proposed to be received by the holders of Shares (other than the holders of Excluded Shares (as defined in the Merger Agreement)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Shares, as more fully described below in this Schedule 14D-9 under the caption “—Opinion of Juno’s Financial Advisor.” Representatives of Skadden then reviewed the final terms of the definitive Merger Agreement with the Juno Board. The Juno Board also discussed how since the publication of an article about a potential transaction between Juno and Celgene in The Wall Street Journal, no other potential counterparty to a strategic transaction had contacted Juno. After further consideration and consultation with its advisors, including consideration of the factors described below in this Schedule 14D-9 under the section “—Reasons for Recommendation,” by unanimous vote of the directors present (including each “independent” member of the Juno Board) (i) determined that the Offer and the Merger are advisable, fair to, and in the best interests of, Juno and its stockholders, (ii) approved in all respects the form, terms, provisions, and conditions of the Merger Agreement, including the transactions contemplated thereby, in the form presented or described to the Juno Board, (iii) approved the execution, delivery and performance by Juno of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iv) recommended that Juno’s stockholders tender their Shares to Purchaser pursuant to the Offer and on the terms and subject to the conditions set forth in the Merger Agreement and (v) authorized the Chief Executive Officer and Chief Financial Officer of Juno to execute and deliver the Merger Agreement in the form presented to the Juno Board.

Following the conclusion of the meeting, Dr. Harr informed Dr. Golumbeski that the Juno Board had approved entering into the Merger Agreement.

Following the meeting of Celgene’s board of directors on January 21, 2018, Mr. Alles and Dr. Golumbeski informed Mr. Bishop and Dr. Harr that Celgene’s board of directors had approved entering into the Merger Agreement.

In the evening on January 21, 2018, Juno, Celgene and Purchaser executed and delivered the Merger Agreement. Juno and Celgene also modified the Voting and Standstill Agreement to provide a customary “fall away” provision that would cause the standstill provisions to be suspended upon the occurrence of specified events, including the entry into a definitive acquisition agreement with a third party other than Celgene or a tender offer or exchange offer initiated by any person other than Celgene or its affiliates in which Juno recommends acceptance of such tender offer or exchange offer.

Before the opening of trading on the Nasdaq Global Select Market on January 22, 2018, Juno and Celgene each filed a Current Report on Form 8-K and Juno and Celgene issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer to acquire all the outstanding Shares at a price of $87.00 per share in cash.

On February 2, 2018, Purchaser commenced the Offer and Juno filed this Schedule 14D-9.

Reasons for Recommendation

Strategic Committee

Each of the Strategic Committee and the Juno Board believes the Transaction is procedurally and substantively fair to Juno’s unaffiliated stockholders. The Strategic Committee, with the advice and assistance of Juno’s independent financial and legal advisors, evaluated and negotiated the proposal from Celgene, including the terms and conditions of the Merger Agreement and the transactions contemplated thereby, over the course of approximately three months. The Strategic Committee, by unanimous vote at a meeting held on January 21, 2018, determined that the Transaction is advisable, fair to and in the best interests of Juno’s stockholders. On that basis, the Strategic Committee recommended to the Juno Board that, in accordance with Delaware law, the Juno Board (i) approve the Transaction and declare the Transaction advisable to Juno and its stockholders, (ii) direct

Juno to enter into and deliver the Merger Agreement, (iii) recommend that Juno’s stockholders tender their Shares to Purchaser pursuant to the Offer and (iv) agree to effect the Merger pursuant to Section 251(h) of the DGCL. In reaching its determination, the Strategic Committee consulted with and received the advice of and presentation from Juno’s legal advisors as to the terms of the Merger Agreement.

In determining that the Transaction is advisable, fair to and in the best interests of Juno’s stockholders, including the unaffiliated stockholders, and recommending the approval of the Merger Agreement and the Transaction to the Juno Board, the Strategic Committee considered a number of substantive factors, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Juno Board believes support its unanimous determination and recommendation:

•	Business, Financial Condition and Prospects. The Strategic Committee considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects, as well as the long-range plan of Juno and the execution risks associated with the development, regulatory approval and commercialization of Juno’s product portfolio. The Strategic Committee weighed the certainty of realizing an upfront payment of $87.00 per Share in cash compared to the uncertainty that trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risk and uncertainty associated with Juno and its business, including those described herein and those set forth in the Annual Report subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. These risks include risks related to potential difficulties in obtaining U.S. and non-U.S. regulatory approvals for Juno’s products, potential difficulties and delays in clinical trials of product candidates, regulatory developments involving Juno’s current and future products and product candidates and risks related to effectively commercializing Juno’s products in the U.S. and elsewhere in the world.

•	Implied Premium. The Strategic Committee considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those other participants in Juno’s industry and general market indices and the fact that the Offer Price represents a compelling premium to historical market prices of the Shares, including (i) a 91% premium over the closing price per Share of Juno’s Shares on the Nasdaq Global Select Market on January 16, 2018, the trading day before media speculation that Juno was involved in discussions regarding a potential transaction (the “Unaffected Date”), (ii) an 87% premium over the 30-day volume weighted average price (“VWAP”) of Juno’s Shares as of the Unaffected Date, (iii) a 76% premium over the 60-day VWAP of Juno’s Shares as of the Unaffected Date, (iv) a 37% premium over the Shares’ 52-week high and (v) a 28% premium over the closing price per Share of Juno’s Shares on the Nasdaq Global Select Market on January 19, 2018, the last full trading day prior to the public announcement of the Transaction.

•	Certainty of Value. The Strategic Committee considered that the consideration to be received by Juno’s stockholders in the Offer and the Merger will consist entirely of cash, which provides certainty, immediate value and liquidity to Juno’s stockholders. The Strategic Committee believed this certainty of value was compelling, especially when viewed against the long-term value creation potential of Juno’s business and any internal or external risks and uncertainties associated with Juno’s standalone strategy.

•	Reputation and Resources of Celgene. The Strategic Committee considered Celgene’s global commercial capabilities as well as its extensive experience and resources in developing and obtaining approval from the FDA for commercializing clinical stage biopharmaceutical product candidates.

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Product Development and Regulatory Risks. The Strategic Committee considered the fact that none of Juno’s products have been approved yet for marketing by the FDA or any similar non-U.S. regulatory body as well as the status and prospects for Juno’s current pipeline, which is in early stages of research and development. The Strategic Committee also considered the risks inherent in the development of products for the treatment of cancer, the risks related to designing, conducting and compiling data from clinical trials, the risks related to seeking approval for marketing from the FDA and other regulatory authorities such as the European Medicines Agency (including any potential conditions or contingencies of such approvals), and other factors affecting the revenues and profitability of biotechnology products generally.

•	Product Launch and Commercialization Risks. The Strategic Committee considered the significant risks and considerable costs associated with the successful launch and commercialization of Juno’s product candidates due, in part, to Juno’s lack of any global sales or marketing infrastructure or capabilities. The Strategic Committee also considered the uncertainty associated with market demand, pricing, including any reaction or pressure on pricing over time, governmental reimbursement and other factors beyond the control of Juno with respect to the product candidates in Juno’s pipeline, including the fact that Juno had never commercialized a product. In particular, the Strategic Committee considered the risk and uncertainty relating to cost of goods, sole suppliers and other third parties that are necessary for the manufacture and delivery of product candidates, the ability to obtain and maintain intellectual property protection for Juno’s product candidates and the expected increase in competition over time to Juno’s product candidates. The Strategic Committee also considered the significant challenges and costs to scale commercialization globally, including in the European Union, particularly given the patient-by-patient manufacturing process for Juno’s products and the reliance on well-resourced hospitals to deliver the therapy.

•	Existing Resources. The Strategic Committee considered the fact that Juno may require additional capital in order to complete the remaining clinical development for its product candidates and potentially commercialize these product candidates, as well as fund its other ongoing operations. The Strategic Committee also took into consideration that, while Juno may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could be highly dilutive to Juno’s existing stockholders, might be available only on unfavorable terms, or might not be available at all.

•	Negotiation Process. The Strategic Committee considered the fact that the terms of the Offer and Merger were the result of robust negotiations conducted by Juno with the knowledge and at the direction of the Strategic Committee and with the assistance of independent financial and legal advisors. The Strategic Committee also considered the enhancements that Juno and its advisors were able to obtain as a result of robust negotiations with Celgene, including the increase in the valuation suggested by Celgene from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

•	Potentially Interested Counterparties. The Strategic Committee considered the process conducted by Juno, with the assistance of representatives of Morgan Stanley, to identify potential buyers. In particular, the Strategic Committee considered the fact that only one other party expressed interest in potentially acquiring Juno, and that such party determined not to proceed with a transaction with Juno. The Strategic Committee also considered, after discussions with representatives of Morgan Stanley and senior management, that (i) a broader outreach to potential acquirers could delay a potential transaction and cause significant disruption at a critical stage of Juno’s development, putting at risk a transaction with Celgene at the price negotiated, (ii) management had met with other potential partners and that such potential partners had not approached Juno to inquire about a strategic transaction with Juno, (iii) no potentially interested counterparties contacted Juno in the wake of pre-announcement media speculation with regard to the Transaction and (iv) should any such potential counterparty be interested in pursuing a transaction on terms more favorable to Juno and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such an offer for Juno despite Juno’s entry into a Merger Agreement with Celgene.

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Strategic Alternatives. The Strategic Committee considered its analysis, after discussions with representatives of Morgan Stanley, of the possible alternatives to the Merger, including: (i) the execution of senior management’s standalone plan, with or without potential strategic collaborations and (ii) the risk that Celgene could pursue an alternative transaction. In particular, the Strategic Committee considered the risks and costs associated with designing and conducting future clinical trials for its product candidates and seeking and obtaining regulatory approvals for such product candidates, building a commercial infrastructure, hiring or leasing a sales force, launching and marketing its product candidates in the United States and other markets and continuing the development of its other pipeline products.

•	Industry and Economy. The Strategic Committee considered the current state of the economy and assessed the stage of the pharmaceutical industry cycle, financing markets, uncertainty in drug pricing and uncertainty surrounding forecasted economic conditions, both in the near term and the long term, generally and within Juno’s industry in particular.

•	Certain Management Projections. The Strategic Committee considered certain forecasts for Juno prepared by senior management of Juno and approved by the Strategic Committee, which reflected an application of various clinical and commercial assumptions of Juno’s senior management. For further discussion, see “—Certain Financial Projections.”

•	Opinion of Juno’s Financial Advisor. The Strategic Committee considered the oral opinion of Morgan Stanley rendered to the Juno Board on January 21, 2018, and subsequently confirmed by delivery of a written opinion dated as of such date, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering such opinion as set forth therein, the consideration of the Offer Price of $87.00 in cash per Share proposed to be received by the holders of Shares (other than the holders of Excluded Shares (as defined in the Merger Agreement)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Shares, as more fully described under the caption “—Opinion of Juno’s Financial Advisor.”

•	Speed and Likelihood of Consummation. The Strategic Committee considered that the structure of the Transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by Juno’s stockholders enables Juno’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame. The Strategic Committee also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

•	the fact that, subject to its circumscribed rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions related to approval under the HSR Act are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of Juno;

•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

•	the fact that there are not expected to be significant antitrust or other regulatory impediments, other than review pursuant to the HSR Act;

•	the business reputation, capabilities and financial condition of Celgene, including Celgene’s ability to finance to fund the Offer Price with cash, and the Strategic Committee’s perception that Celgene is willing and able to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•	the availability of the remedy of specific performance to Juno under the Merger Agreement, in the event of breaches by Celgene and Purchaser.

•	Other Terms of the Merger Agreement. The Strategic Committee considered other terms of the Merger Agreement, as more fully described in “—Special Factors—Summary of the Merger Agreement” in the

Offer to Purchase. Certain provisions of the Merger Agreement that the Strategic Committee considered important included:

•	Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer, the Juno Board may, if prior to taking such actions the Juno Board determines in good faith, after consultation with its independent financial advisor and legal counsel, that a written, unsolicited Acquisition Proposal (as defined in the Merger Agreement) from a third party is or would reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement) and that the failure to take such actions would be inconsistent with the directors’ fiduciary duties under applicable legal requirements, furnish information with respect to Juno and engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal (as more fully described in the section “—Special Factors—Summary of the Merger Agreement—No Solicitation” in the Offer to Purchase).

•	Change of Recommendation in Response to a Superior Offer; Ability to Accept a Superior Offer. If the Juno Board determines in good faith, after consultation with its independent financial advisor and legal counsel, that an unsolicited written Acquisition Proposal (as defined in the Merger Agreement) constitutes a Superior Offer (as defined in the Merger Agreement) and that the failure to take such action would be inconsistent with its fiduciary duties under applicable legal requirements, the Juno Board may take a number of actions, including withdrawing, withholding, modifying or qualifying in a manner adverse to Celgene or Purchaser the Juno Board’s recommendation that the stockholders of Juno tender their Shares to Purchaser pursuant to the Offer. Juno may terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Offer, subject to Juno’s payment to Celgene or its designee of a termination fee of $300 million and to Juno’s compliance with additional terms of the Merger Agreement (as more fully described in the sections “—Special Factors—Summary of the Merger Agreement—No Solicitation”; “ —Special Factors—Summary of the Merger Agreement—Recommendation Change”; “—Special Factors—Summary of the Merger Agreement—Termination” in the Offer to Purchase).

•	Change of Recommendation in Response to an Intervening Event. If the Juno Board, other than in connection with an Acquisition Proposal (as defined in the Merger Agreement), determines in good faith, after consultation with its independent financial advisor and legal counsel, that the failure to do so would be inconsistent with the Juno Board’s fiduciary duties to Juno’s stockholders under applicable legal requirements, the Juno Board may in response to an Intervening Event (as defined in the Merger Agreement) take a number of actions, including withdrawing, withholding, modifying or qualifying in a manner adverse to Celgene or Purchaser the Juno Board’s recommendation that the stockholders of Juno tender their Shares to Purchaser pursuant to the Offer (as more fully described in the section “—Special Factors—Summary of the Merger Agreement—Recommendation Change” in the Offer to Purchase). An intervening event is generally, with some exceptions, an event that materially affects Juno’s business, assets or operations that occurs after the date of the Merger Agreement and that was not known or reasonably foreseeable to the Juno Board. Celgene is entitled to terminate the Merger Agreement in the event that the Juno Board changes its recommendation for any reason, in which event Juno will have an obligation to pay to Celgene or its designee the termination fee of $300 million (as more fully described in the sections “—Special Factors—Summary of the Merger Agreement—Termination” and “—Special Factors—Summary of the Merger Agreement—Juno Termination Fee” in the Offer to Purchase).

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Extension of the Offer. Purchaser’s obligation to accept for and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Purchaser is required to extend the Offer beyond the initial expiration date by (i) periods of up to 15 business days per extension, until any waiting period

(and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement expires or terminates, (ii) any applicable period required by any legal requirement, any interpretation or position of the SEC, its staff or the Nasdaq Global Select Market, (iii) an additional period of up to 10 business days per extension, on one or more occasions, if, as of the scheduled expiration date, any condition to the Offer other than the Minimum Condition is not satisfied or waived, and the Merger Agreement is not terminated per its terms, to permit such condition to be satisfied, provided that any such condition is capable of being satisfied on or before the End Date and (iv) an additional period of up to 10 business days per extension, on one or more occasions, if, as of the scheduled expiration date, the only condition that has not been satisfied is the Minimum Condition, in order to allow the Minimum Condition to be satisfied (provided, however, that Purchaser shall not be required to extend the Offer on more than three occasions that provide, in the aggregate, for an additional period of at least 30 business days to allow the Minimum Condition to be satisfied).

•	Cooperation in Obtaining Regulatory Clearance. The Merger Agreement requires Celgene and Juno to use their reasonable best efforts to obtain regulatory clearance.

•	Celgene Termination Fee. If the Merger Agreement is terminated under certain circumstances where the conditions to the Offer related to approvals under the HSR Act have not been satisfied, Celgene will be required to pay Juno a reverse termination fee of $600 million. The Strategic Committee believed this remedy would provide Juno with sufficient resources to continue operations as a standalone entity in the near term.

•	Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Material Adverse Effect” has occurred. In particular, any event generally affecting the industries in which Juno and its subsidiaries operate, or the economy generally, or other general business, financial, market, regulatory or political conditions in the United States or elsewhere in the world to the extent such event does not materially disproportionately affect Juno relative to other participants in the industries in which Juno operates is excluded from the determination of whether a “Material Adverse Effect” has occurred.

•	Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information—Appraisal Rights.”

The Strategic Committee also considered a variety of risks and potentially negative factors in its deliberations concerning the Transaction, including the following (not in any relative order of importance):

•	No Ongoing Equity Interest in Juno. The Offer and the Merger would preclude Juno’s stockholders from having the opportunity to directly participate in the future performance of Juno’s assets. However, the Strategic Committee considered that Celgene is a public company and Juno stockholders would have the choice to invest in Celgene separately.

•	Inability to Solicit Takeover Proposals. The Merger Agreement includes covenants requiring Juno not to solicit, or in engage in discussions with third parties relating to a potential Acquisition Proposal (as defined in the Merger Agreement) during the period between signing and closing, subject to certain exceptions consistent with fulfillment of certain fiduciary requirements. The Strategic Committee also considered the fact that the right afforded to Celgene under the Merger Agreement to have four business days to match an Acquisition Proposal (and an additional two business days if there are any changes to the financial or other material terms) that the Strategic Committee determines, in good faith, is a Superior Offer (as defined in the Merger Agreement), may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Juno. In addition, the Strategic Committee considered the foregoing in light of the fact that the Strategic Committee had not asked that Morgan Stanley solicit interest from potential buyers with regard to a strategic transaction.

•	The Termination Fee. Juno may be required to pay the $300 million termination fee if the Merger Agreement is terminated under certain circumstances, including by Juno to accept a Superior Offer (as defined in the Merger Agreement). The Strategic Committee considered the risk that the amount of the termination fee would deter a potential Acquisition Proposal (as defined in the Merger Agreement).

•	Effect of Announcement. The potential effect of the public announcement of the Transaction on Juno’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the Transaction is pending.

•	Litigation Risk. The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

•	Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of Juno’s business prior to the consummation of the Merger, requiring Juno to conduct its business in the ordinary course and refrain from taking specified actions. The Strategic Committee considered that such restrictions may delay or prevent Juno from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•	Risk that the Minimum Condition Might Not Be Satisfied. The possibility that Juno’s stockholders will tender an insufficient number of Shares to meet the Minimum Condition, and the fact that Purchaser’s obligation to extend the Offer if the Minimum Condition is not satisfied as of the expiration date of the Offer (where all other conditions to the Offer are satisfied or waived) is limited to an aggregate extension of 30 business days.

•	Transaction Costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of management will be required, potentially resulting in disruptions to the operation of Juno’s business.

•	Potential Conflicts of Interest. The Strategic Committee considered the potential conflict of interest created by the fact that Juno’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Juno and its Executive Officers, Directors and Affiliates.”

•	Risks the Offer and the Merger May Not Be Completed. Although Juno expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The Strategic Committee considered the risk that (i) conditions to the parties’ obligations to complete the Offer or the Merger may not be satisfied, (ii) consummation may be unduly delayed or (iii) the Offer or the Merger may not otherwise be consummated despite the parties’ efforts. The Strategic Committee also considered the potential resulting disruptions to Juno’s business in the event the Offer and the Merger are not consummated, including the diversion of management and employee attention, employee attrition and the effect on licensors, licensees, lessors, governmental bodies and others that do business with Juno and the potential effect on the trading price of the Shares.

•	Regulatory Approval and Risk of Pending Actions. The risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals, in the United States, and the fact that the Merger Agreement provides that neither party will be required to effect any sale, license, divestiture or disposition of, or any other structural, behavioral or conduct remedy with respect to, or restriction on the conduct or operation of any entity, business, division, operation, product or product line, asset or intellectual property right, as well as a condition that there be no pending legal proceeding by any governmental body prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal.

•	Tax Treatment. The fact that the gains realized by Juno’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

In view of the variety of reasons considered in connection with its evaluation of the Merger, the Strategic Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Strategic Committee did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Strategic Committee may have been influenced to a greater or lesser degree by different factors. The Juno Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.

In considering the fairness of the Transaction, the Strategic Committee considered a discounted cash flow analysis, as more fully discussed under the heading “—Opinion of Juno’s Financial Advisor.” The Strategic Committee also considered historical and current market prices. The Strategic Committee did not consider Juno’s net book value, which is defined as total assets minus total liabilities, attributable to Juno’s stockholders, as a factor. The Strategic Committee believed that net book value is not a material indicator of the value of Juno as a going concern because it does not take into account Juno’s future prospects, market conditions, trends in the biotechnology industry or the business risks inherent in competing with other companies in that industry. The Strategic Committee also did not consider the liquidation value of Juno in determining the fairness of the transaction to Juno’s stockholders because the Strategic Committee believed that the orderly sale of the Juno’s assets for cash and the subsequent distribution of proceeds therefrom was not a practical alternative to the Transaction. Other than as described above under the heading “—Background of the Transaction,” Juno is not aware of any firm offers made by any unaffiliated person, during the past two years for (i) the merger or consolidation of Juno with or into another company or vice versa, (ii) the sale or other transfer of all or a substantial part of Juno’s assets or (iii) the purchase of Juno’s voting securities that would enable the holder to exercise control over Juno. The foregoing discussion of the information and factors considered and given weight by Juno is not intended to be exhaustive, but is believed to include the material factors considered by Juno. The Strategic Committee did not consider the purchase prices paid by Juno in previous purchases during the past two years because the Strategic Committee did not consider those prices to represent the best available indicator of Juno’s value but rather to be indicative of historical prices over such two-year period.

The Strategic Committee did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the Transaction. The Strategic Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the Transaction and to permit the Strategic Committee to represent effectively the interests of Juno’s unaffiliated stockholders, which the Strategic Committee believes supports its decision and provides assurance of the fairness of the Transaction to Juno’s stockholders. The Strategic Committee believes that the process it followed in making its determination and recommendation with respect to Transaction was fair because, among other things:

•	The Strategic Committee consists solely of directors of Juno who are not controlling stockholders or affiliated with Celgene or Purchaser, and who do not otherwise have a conflict of interest or lack independence with respect to the Transaction.

•	The members of the Strategic Committee will not personally benefit from the completion of the Merger in a manner different from Juno’s stockholders, continuing indemnification of directors and officer liability insurance coverage and certain Options will automatically vest and certain vested RSUs will settle upon a change of control.

•	The Strategic Committee was advised by legal counsel Skadden.

•	The Strategic Committee was advised by Juno’s independent financial advisor, Morgan Stanley, which assisted the Strategic Committee in its review of the financial aspects of the proposal and the Strategic Committee’s evaluation of the fairness of the $87.00 per Share cash Offer Price and Merger Consideration to the holders of Shares (other than to the holders of Excluded Shares (as defined in the Merger Agreement)) pursuant to the Merger Agreement.

•	The resolutions of the Juno Board establishing the Strategic Committee delegated to the Strategic Committee all the power and authority of the Juno Board, to the fullest extent permitted by the DGCL, to review, consider, negotiate, reject, terminate, enter into agreements in the furtherance of, and recommend to the Juno Board for approval the terms and conditions of any transaction outside of the ordinary course of business with the potential to increase stockholder value.

•	The fact that the Offer and the Merger are subject to the Minimum Condition, which condition cannot be waived by any party.

•	The Strategic Committee was involved in extensive deliberations for a period of three months until the execution of the Merger Agreement and was provided with access to Juno’s management in connection with the due diligence conducted by its advisors over the course that period.

•	The Strategic Committee, with the assistance of its independent financial advisor and legal counsel, extensively negotiated with Celgene and its respective representatives and advisors.

•	The recognition by the Strategic Committee that the Merger Agreement can be terminated to allow Juno to enter into an alternative proposal that constitutes a Superior Proposal and that the Juno Board can change its recommendation in favor of the Transaction due to an Intervening Event (as those terms are defined in the Merger Agreement), subject to paying Celgene the termination fee.

•	The availability to Juno’s stockholders of appraisal rights as provided in the DGCL.

Board of Directors

The Juno Board believes that the Transaction is advisable, fair to and in the best interests of Juno’s stockholders. A majority of the directors of Juno who are not employees of Juno voted to approve the Transaction (with Dr. Rupert Vessey and Dr. Thomas O. Daniel recusing themselves from such vote due to their current and former affiliation, respectively, with Celgene). The Juno Board adopted the analyses and determinations of the Strategic Committee in its evaluation of the fairness of the Transaction. In determining the reasonableness of the Strategic Committee’s analysis and the fairness of the Transaction, the Juno Board considered and relied upon the following factors, among others:

•	The Strategic Committee’s unanimous determination that the Transaction is advisable, fair to and in the best interests of Juno’s stockholders, and its unanimous approval of, and recommendation that the Juno Board approve the Transaction and the performance by Juno of its obligations under the Merger Agreement, upon the terms and conditions contained in the Merger Agreement.

•	That no member of the Strategic Committee has an interest in the Transaction different from that of Juno’s stockholders except that (i) as directors, each member of the Strategic Committee will receive customary director and officer insurance coverage and (ii) Options and RSUs held by the non-employee directors will, by their terms, vest and/or be paid in full upon a change of control.

•	The oral opinion of Morgan Stanley rendered to the Juno Board at the meeting on January 21, 2018, and subsequently confirmed by delivery of a written opinion dated as of such date, to the effect that, that as of such date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering such opinion as set forth therein, the consideration of the Offer Price of $87.00 in cash per Share proposed to be received by the holders of Shares (other than to the holders of Excluded Shares (as defined in the Merger Agreement)) in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders of Shares, as more fully described under the heading “—Opinion of Juno’s Financial Advisor” below.

The foregoing discussion of the information and factors considered by the Juno Board is not intended to be exhaustive, but includes the material factors considered by the Juno Board, including the substantive and procedural factors considered by the Strategic Committee discussed above. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Juno Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion. In addition, each of the members of the Juno Board applied his own personal business judgment to the process and may have given differing weights to different factors. In arriving at their recommendation, the members of the Juno Board also considered the interests certain executive officers of Juno may have with respect to the Offer and the Merger that differ from, or are in addition to, their interests as stockholders generally, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above. The Juno Board approves the Merger Agreement and recommends that Juno’s stockholders tender their Shares to Purchaser pursuant to the Offer based upon the totality of the information presented to, and considered by, the Juno Board.

Intent to Tender

To Juno’s knowledge, after making reasonable inquiry, all of Juno’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

While Juno has from time to time provided limited full-year financial guidance to investors, which may have covered, among other items, anticipated cash burn, Juno’s management does not, as a matter of course, otherwise publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results due to among other things the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, as part of the due diligence review of Celgene and Purchaser, Juno’s senior management prepared certain non-public, unaudited prospective financial information for fiscal years 2018 through 2035, including product-level performance detail for fiscal years 2018 through 2035 (the “Non-Risk Adjusted Projections”), and also risk-adjusted these projections by estimating future commercialization metrics with respect to Juno’s clinical-stage candidates (the “Risk-Adjusted Projections” and, together with the Non-Risk Adjusted Projections, the “Management Projections”), which were reviewed with the Juno Board. The Management Projections were provided to the Juno Board in considering, analyzing and evaluating the Offer and the Merger, as well as potential strategic alternatives for Juno. In addition, the Management Projections were provided to Morgan Stanley, Juno’s financial advisor, and the Risk-Adjusted Projections contained in the January 2018 Projections (as defined below) were relied upon by Morgan Stanley in connection with the rendering of Morgan Stanley’s fairness opinions to the Juno Board and in performing the related financial analyses as described above under “—Opinion of Juno’s Financial Advisor” and were the only financial projections with respect to Juno used by Morgan Stanley in performing such financial analyses.

Juno is electing to summarize the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain nonpublic prospective commercialization information that was made available to the Juno Board for purposes of considering and evaluating Celgene’s proposal. Juno’s management provided certain of the Non-Risk Adjusted Projections to Celgene. Juno makes and has made no representation to Celgene or Purchaser, in the Merger Agreement or otherwise, concerning any projections.

The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Juno’s management at the time the respective Management Projections were created.

Cautionary Note About the Management Projections

The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond Juno’s control. The Management Projections reflect numerous estimates and assumptions made by Juno’s management, based on information available at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to Juno’s product candidates, all of which are difficult to predict and many of which are beyond Juno’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for Juno’s product candidates. There can be no assurance of the approval, or timing of such approval, of any of Juno’s clinical-stage product candidates, and it is possible that other therapeutic scenarios will be preferable. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in Juno’s annual report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Management Projections may be affected by Juno’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that Juno will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that Juno’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that Juno may commercialize. Since the Management Projections cover a long period of time, the Management Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of Juno’s product candidates.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that Juno or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither Juno nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither Juno nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. Juno does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law. Neither Juno nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of Juno compared to the information contained in the Management Projections, the likelihood that the Management Projections will be achieved, the results of Juno’s clinical trials, the effectiveness or marketability of Juno’s product candidates or the overall future performance of Juno. The Management Projections were prepared based on Juno’s continued operation as a stand-alone company and do not take into account the Offer, including the potential synergies that may be achieved by the combined company as a result of the Offer or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and is thus subject to interpretation. Please refer to “Item 8. Additional Information—Forward-Looking Statements” below.

The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Juno may not be comparable to similarly titled amounts used by other companies. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Management Projections were provided to the Juno Board and to Morgan Stanley to evaluate the transactions contemplated by the Merger Agreement. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

JUNO DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT FORECASTS ARE NO LONGER APPROPRIATE.

Base Case, Upside Case, Downside Case

The Management Projections consist of Risk-Adjusted Projections and Non-Risk-Adjusted Projections and, under each, further consist of three cases—a base case, an upside case and a downside case. Each of the base case, upside case and downside case assumes JCAR017, JCARH125 and existing pipeline candidates are clinically developed and pursued. Further, the Management Projections include the impact of platform R&D spend and associated return, which is characterized as other income (expense).

Each set of base case projections were prepared assuming Juno’s continued operation as a stand-alone, publicly traded company and assuming that each of JCAR017 and JCARH125 enters into a competitive, multi-player market with a competitive profile. Upside case projections generally assume higher CAR-T penetration and higher share for JCAR017, JCARH125 and the pipeline candidates relative to the base case and downside case projections generally assume lower CAR-T penetration and lower share for JCAR017, JCARH125 and the pipeline candidates relative to the base case. Assumptions regarding multiple factors distinguish the base, upside, and downside cases, including but not limited to: balance of efficacy and safety profile; rate of adoption of cellular therapies in earlier lines of therapy; reach and rate of adoption by site of care (including outpatient and community setting); and manufacturing capacity.

November 2017 Projections

In November 2017, Juno’s management prepared certain Management Projections, as summarized below, and provided them to the Juno Board and Morgan Stanley (the “November 2017 Projections”). As described below, the November 2017 Projections were subsequently updated by Juno management (as so updated, the “January 2018 Projections”), which January 2018 Projections were ultimately adopted by the Juno Board and were relied upon by Morgan Stanley as the basis for the rendering of its fairness opinion described in “—Opinion of Juno’s Financial Advisor” (and were the only financial projections with respect to Juno used by Morgan Stanley in rendering such opinion). Morgan Stanley used the Risk-Adjusted Projections contained in the November 2017

Projections to calculate unlevered free cash flow, tax shield from segments with negative earnings before taxes and tax savings from net operating losses with respect to the Risk-Adjusted Projections contained in the November 2017 Projections. Morgan Stanley did not calculate any financial metrics with respect to any Non-Risk-Adjusted Projections. The November 2017 Projections were not provided to Celgene.

Risk-Adjusted Projections—Base Case—November 2017 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$17	$244	$958	$1,822	$2,481	$3,032	$3,582	$4,081	$4,605	$5,065	$5,567	$6,060	$6,446	$6,791	$7,115	$7,442	$7,786	$8,147
Cost of Goods Sold	$—	$(63)	$(233)	$(412)	$(553)	$(664)	$(775)	$(736)	$(814)	$(878)	$(949)	$(1,016)	$(1,069)	$(1,116)	$(1,155)	$(1,193)	$(1,233)	$(1,275)
Total Gross Profit	$17	$181	$725	$1,410	$1,928	$2,368	$2,807	$3,345	$3,791	$4,187	$4,617	$5,044	$5,377	$5,675	$5,960	$6,249	$6,553	$6,872
EBIT	$(342)	$(303)	$157	$771	$1,224	$1,612	$2,205	$2,647	$3,113	$3,485	$3,952	$4,353	$4,661	$4,932	$5,189	$5,447	$5,721	$6,008
Net Income Incl. NOL Adj. (1)	$(421)	$(375)	$52	$659	$885	$1,066	$1,330	$1,672	$1,827	$2,271	$2,781	$3,245	$3,645	$4,019	$4,384	$4,750	$5,126	$5,511
Portfolio Unlevered Free Cash Flows (2)	$(374)	$(380)	$(67)	$349	$642	$896	$1,339	$1,574	$1,883	$2,182	$2,487	$2,776	$3,023	$3,227	$3,419	$3,596	$3,776	$3,965
Platform Unlevered Free Cash Flows (3)	$(78)	$(72)	$(105)	$(112)	$(163)	$(67)	$(277)	$(224)	$(465)	$(194)	$54	$241	$429	$616	$804	$991	$1,179	$1,366
Tax Shield from EBT Negative Segments (4)	$5	$14	$126	$115	$174	$163	$171	$168	$228	$148	$92	$97	$102	$107	$112	$118	$124	$130
Tax Savings from NOLs (5)	$—	$—	$16	$204	$153	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the November 7, 2017 Juno Board materials. Includes impact of Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(2)	Portfolio unlevered free cash flow calculated as earnings before interest and taxes from named drugs and royalty streams, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital. Unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(3)	Platform unlevered free cash flow calculated as return on platform investment net of platform R&D expenses less taxes at the effective tax rate, Platform unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(4)	Tax shield from EBT negative segments represents the tax savings resulting from loss bearing product lines; calculated as the difference between tax liability on a product line basis relative to tax liability on a consolidated basis. Figures shown reflect November 7, 2017 Juno Board materials.
(5)	Tax savings from NOLs represent the cash flows associated with utilization of net operation losses. Figures shown reflect November 7, 2017 Juno Board materials.

In addition, as part of such base case Risk-Adjusted Projections, Juno prepared the risk-adjusted product level revenue projections as set forth below.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JCAR017 US Revenue	$—	$199	$855	$1,504	$1,907	$2,147	$2,323	$2,586	$2,858	$3,030	$3,194	$3,366	$3,548	$3,739	$3,941	$4,154	$4,378	$4,614
JCAR017 Ex-US Royalty	$—	$—	$12	$72	$132	$164	$178	$184	$198	$212	$215	$216	$218	$219	$221	$222	$224	$225
JCARH125 Net Revenue	$—	$—	$8	$131	$325	$604	$929	$1,093	$1,184	$1,307	$1,403	$1,465	$1,523	$1,584	$1,648	$1,716	$1,787	$1,862
Other Royalty Revenue	$16	$45	$83	$116	$116	$116	$127	$139	$149	$155	$162	$169	$152	$131	$136	$142	$148	$153
JCAR024 (ROR-1)	$—	$—	$—	$—	$—	$—	$5	$14	$38	$63	$110	$162	$197	$221	$232	$240	$248	$257
JCAR020 (MUC-16)	$—	$—	$—	$—	$—	$—	$6	$17	$41	$64	$91	$117	$133	$144	$149	$154	$158	$163
JTCR016 (WT-1)	$—	$—	$—	$—	$—	$—	$9	$28	$86	$149	$246	$348	$413	$458	$479	$496	$513	$532
LeY	$—	$—	$—	$—	$—	$—	$5	$16	$39	$61	$103	$149	$180	$202	$212	$220	$228	$236
JTCR018 (HPV)	$—	$—	$—	$—	$—	$—	$1	$4	$13	$23	$44	$67	$83	$93	$97	$99	$102	$105

Risk-Adjusted Projections—Upside Case—November 2017 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$20	$357	$1,414	$2,674	$3,696	$4,812	$6,114	$7,594	$9,014	$9,927	$10,430	$10,880	$11,335	$11,813	$12,335	$12,885	$13,463	$14,071
Cost of Goods Sold	$—	$(97)	$(354)	$(618)	$(845)	$(1,084)	$(1,337)	$(1,366)	$(1,583)	$(1,718)	$(1,785)	$(1,841)	$(1,900)	$(1,961)	$(2,024)	$(2,090)	$(2,159)	$(2,231)
Total Gross Profit	$20	$260	$1,061	$2,056	$2,851	$3,727	$4,777	$6,228	$7,432	$8,209	$8,644	$9,038	$9,435	$9,852	$10,311	$10,794	$11,304	$11,840
EBIT	$(339)	$(223)	$492	$1,296	$2,035	$2,901	$4,216	$5,641	$6,823	$7,578	$7,979	$8,348	$8,718	$9,109	$9,539	$9,993	$10,472	$10,975
Net Income Incl. NOL Adj. (1)	$(417)	$(295)	$387	$1,044	$1,292	$1,956	$2,718	$3,738	$4,387	$5,095	$5,559	$6,001	$6,444	$6,901	$7,386	$7,886	$8,404	$8,939
Portfolio Unlevered Free Cash Flows(2)	$(372)	$(314)	$131	$647	$1,122	$1,690	$2,479	$3,251	$4,121	$4,863	$5,308	$5,595	$5,844	$6,106	$6,391	$6,695	$7,015	$7,352
Platform Unlevered Free Cash Flows(3)	$(78)	$(72)	$(105)	$(112)	$(163)	$(67)	$(277)	$(224)	$(465)	$(194)	$54	$241	$429	$616	$804	$991	$1,179	$1,366
Tax Shield from EBT Negative Segments (4)	$6	$16	$123	$135	$209	$184	$162	$149	$228	$148	$92	$97	$102	$107	$112	$118	$124	$130
Tax Savings from NOLs (5)	$—	$—	$120	$227	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the November 7, 2017 Board materials. Includes impact of Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(2)	Portfolio unlevered free cash flow calculated as earnings before interest and taxes from named drugs and royalty streams, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital. Unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(3)	Platform unlevered free cash flow calculated as return on platform investment net of platform R&D expenses less taxes at the effective tax rate, Platform unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(4)	Tax shield from EBT negative segments represents the tax savings resulting from loss bearing product lines; calculated as the difference between tax liability on a product line basis relative to tax liability on a consolidated basis. Figures shown reflect November 7, 2017 Juno Board materials.
(5)	Tax savings from NOLs represent the cash flows associated with utilization of net operation losses. Figures shown reflect November 7, 2017 Juno Board materials.

In addition, as part of such upside case Risk-Adjusted Projections, Juno prepared the risk-adjusted product level revenue projections as set forth below.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JCAR017 US Revenue	$—	$306	$1,291	$2,205	$2,810	$3,372	$3,728	$4,137	$4,531	$4,782	$5,040	$5,313	$5,600	$5,903	$6,222	$6,558	$6,913	$7,287
JCAR017 Ex-US Royalty	$—	$—	$18	$110	$194	$243	$279	$294	$309	$322	$324	$326	$328	$330	$333	$335	$337	$339
JCARH125 Net Revenue	$—	$—	$17	$247	$597	$1,108	$1,668	$1,991	$2,255	$2,473	$2,589	$2,685	$2,785	$2,890	$3,000	$3,117	$3,239	$3,367
Other Royalty Revenue	$20	$51	$89	$112	$96	$89	$100	$111	$116	$120	$125	$130	$118	$104	$109	$113	$118	$123
JCAR024 (ROR-1)	$—	$—	$—	$—	$—	$—	$67	$209	$356	$441	$465	$480	$496	$512	$530	$548	$567	$587
JCAR020 (MUC-16)	$—	$—	$—	$—	$—	$—	$46	$142	$238	$291	$304	$313	$322	$331	$341	$351	$362	$373
JTCR016 (WT-1)	$—	$—	$—	$—	$—	$—	$137	$430	$732	$908	$959	$990	$1,024	$1,058	$1,095	$1,133	$1,173	$1,215
LeY	$—	$—	$—	$—	$—	$—	$61	$191	$324	$401	$423	$437	$452	$468	$485	$502	$520	$539
JTCR018 (HPV)	$—	$—	$—	$—	$—	$—	$29	$89	$153	$191	$200	$205	$210	$216	$221	$227	$234	$240

Risk-Adjusted Projections—Downside Case—November 2017 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$12	$86	$409	$875	$1,267	$1,580	$1,850	$2,064	$2,255	$2,425	$2,610	$2,798	$2,933	$3,080	$3,227	$3,379	$3,539	$3,706
Cost of Goods Sold	$—	$(16)	$(90)	$(186)	$(269)	$(333)	$(386)	$(359)	$(387)	$(410)	$(434)	$(458)	$(479)	$(498)	$(515)	$(532)	$(551)	$(569)
Total Gross Profit	$12	$70	$319	$689	$997	$1,247	$1,464	$1,705	$1,868	$2,015	$2,176	$2,341	$2,455	$2,582	$2,712	$2,847	$2,988	$3,137
EBIT	$(347)	$(414)	$(249)	$41	$293	$491	$861	$1,007	$1,189	$1,313	$1,520	$1,660	$1,748	$1,848	$1,950	$2,055	$2,166	$2,282
Net Income Incl. NOL Adj. (1)	$(426)	$(486)	$(354)	$(70)	$130	$424	$584	$728	$499	$773	$1,103	$1,387	$1,635	$1,891	$2,149	$2,409	$2,673	$2,941
Portfolio Unlevered Free Cash Flows(2)	$(377)	$(472)	$(315)	$(130)	$30	$157	$462	$518	$653	$762	$894	$996	$1,069	$1,139	$1,212	$1,280	$1,349	$1,422
Platform Unlevered Free Cash Flows(3)	$(78)	$(72)	$(105)	$(112)	$(163)	$(67)	$(277)	$(224)	$(465)	$(194)	$54	$241	$429	$616	$804	$991	$1,179	$1,366
Tax Shield from EBT Negative Segments (4)	$4	$11	$24	$113	$180	$163	$176	$183	$238	$148	$92	$97	$102	$107	$112	$118	$124	$130
Tax Savings from NOLs (5)	$—	$—	$—	$—	$40	$132	$181	$188	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the November 7, 2017 Juno Board materials. Includes impact of Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(2)	Portfolio unlevered free cash flow calculated as earnings before interest and taxes from named drugs and royalty streams, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital. Unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(3)	Platform unlevered free cash flow calculated as return on platform investment net of platform R&D expenses less taxes at the effective tax rate, Platform unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(4)	Tax shield from EBT negative segments represents the tax savings resulting from loss bearing product lines; calculated as the difference between tax liability on a product line basis relative to tax liability on a consolidated basis. Figures shown reflect November 7, 2017 Juno Board materials.
(5)	Tax savings from NOLs represent the cash flows associated with utilization of net operation losses. Figures shown reflect November 7, 2017 Juno Board materials.

In addition, as part of such downside case Risk-Adjusted Projections, Juno prepared the risk-adjusted product level revenue projections as set forth below.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JCAR017 US Revenue	$—	$52	$329	$683	$946	$1,103	$1,213	$1,309	$1,407	$1,503	$1,591	$1,678	$1,769	$1,865	$1,966	$2,073	$2,185	$2,304
JCAR017 Ex-US Royalty	$—	$—	$3	$27	$58	$80	$90	$95	$98	$101	$104	$105	$106	$107	$107	$108	$109	$110
JCARH125 Net Revenue	$—	$—	$4	$56	$144	$273	$406	$494	$537	$559	$580	$602	$625	$650	$676	$703	$731	$761
Other Royalty Revenue	$12	$34	$73	$108	$119	$125	$133	$143	$151	$159	$166	$173	$146	$139	$144	$150	$156	$162
JCAR024 (ROR-1)	$—	$—	$—	$—	$—	$—	$1	$4	$11	$18	$31	$46	$56	$63	$66	$68	$71	$73
JCAR020 (MUC-16)	$—	$—	$—	$—	$—	$—	$2	$5	$12	$18	$26	$34	$38	$41	$43	$44	$45	$47
JTCR016 (WT-1)	$—	$—	$—	$—	$—	$—	$3	$8	$25	$43	$70	$99	$118	$131	$137	$142	$147	$152
LeY	$—	$—	$—	$—	$—	$—	$2	$5	$11	$17	$29	$43	$52	$58	$61	$63	$65	$67
JTCR018 (HPV)	$—	$—	$—	$—	$—	$—	$0	$1	$4	$7	$12	$19	$24	$27	$28	$28	$29	$30

Non-Risk-Adjusted Projections—Base Case—November 2017 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$19	$274	$1,112	$2,268	$3,307	$4,373	$5,859	$8,382	$12,026	$15,008	$18,332	$21,478	$23,661	$25,327	$26,501	$27,590	$28,734	$29,936
Cost of Goods Sold	$—	$(70)	$(269)	$(512)	$(739)	$(958)	$(1,255)	$(1,502)	$(2,083)	$(2,526)	$(3,034)	$(3,494)	$(3,807)	$(4,048)	$(4,200)	$(4,338)	$(4,481)	$(4,631)
Total Gross Profit	$19	$204	$843	$1,755	$2,568	$3,416	$4,604	$6,880	$9,944	$12,482	$15,297	$17,984	$19,853	$21,279	$22,301	$23,252	$24,253	$25,305
EBIT	$(353)	$(340)	$120	$808	$1,411	$1,898	$3,393	$4,895	$8,349	$10,857	$14,301	$16,954	$18,789	$20,178	$21,162	$22,074	$23,035	$24,045
Net Income Incl. NOL Adj. (1)	$(431)	$(412)	$15	$696	$1,029	$1,263	$2,150	$3,223	$5,440	$7,357	$9,922	$11,940	$13,393	$14,539	$15,405	$16,222	$17,072	$17,957

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the November 7, 2017 Juno Board materials. Includes impact of Tax Attributes.

In addition, as part of such base case Non-Risk-Adjusted Projections, Juno prepared the non-risk-adjusted product level revenue projections as set forth below.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JCAR017 US Revenue	$—	$221	$983	$1,802	$2,400	$2,770	$3,133	$4,622	$6,199	$6,712	$7,075	$7,457	$7,859	$8,284	$8,731	$9,203	$9,700	$10,224
JCAR017 Ex-US Royalty	$—	$—	$13	$83	$158	$207	$230	$251	$379	$505	$524	$528	$531	$535	$539	$542	$546	$550
JCARH125 Net Revenue	$—	$—	$14	$237	$601	$1,241	$2,038	$2,456	$2,977	$3,861	$4,459	$4,700	$4,880	$5,070	$5,269	$5,479	$5,699	$5,931
Other Royalty Revenue	$19	$53	$101	$146	$148	$156	$194	$266	$311	$330	$347	$361	$335	$264	$274	$285	$297	$308
JCAR024 (ROR-1)	$—	$—	$—	$—	$—	$—	$46	$139	$377	$627	$1,096	$1,620	$1,969	$2,211	$2,317	$2,396	$2,479	$2,566
JCAR020 (MUC-16)	$—	$—	$—	$—	$—	$—	$56	$167	$408	$641	$911	$1,174	$1,331	$1,437	$1,491	$1,536	$1,582	$1,631
JTCR016 (WT-1)	$—	$—	$—	$—	$—	$—	$95	$285	$859	$1,493	$2,457	$3,476	$4,127	$4,577	$4,790	$4,957	$5,133	$5,317
LeY	$—	$—	$—	$—	$—	$—	$53	$159	$388	$612	$1,027	$1,491	$1,803	$2,021	$2,121	$2,197	$2,276	$2,360
JTCR018 (HPV)	$—	$—	$—	$—	$—	$—	$13	$38	$127	$228	$436	$671	$826	$930	$969	$995	$1,022	$1,050

Non-Risk-Adjusted Projections—Upside Case—November 2017 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$25	$404	$1,650	$3,370	$5,040	$7,249	$12,898	$23,783	$35,447	$42,032	$44,372	$46,047	$47,766	$49,548	$51,483	$53,516	$55,651	$57,894
Cost of Goods Sold	$—	$(108)	$(410)	$(777)	$(1,157)	$(1,633)	$(2,628)	$(4,020)	$(5,853)	$(6,893)	$(7,241)	$(7,463)	$(7,695)	$(7,937)	$(8,189)	$(8,453)	$(8,728)	$(9,015)
Total Gross Profit	$25	$296	$1,240	$2,593	$3,884	$5,615	$10,270	$19,764	$29,595	$35,139	$37,131	$38,584	$40,071	$41,611	$43,294	$45,063	$46,924	$48,879
EBIT	$(347)	$(248)	$517	$438	$1,607	$3,397	$9,480	$18,899	$28,700	$34,213	$36,135	$37,554	$39,007	$40,510	$42,155	$43,885	$45,705	$47,619
Net Income Incl. NOL Adj. (1)	$(426)	$(319)	$412	$327	$1,125	$2,298	$6,350	$12,886	$19,482	$23,473	$24,987	$26,153	$27,343	$28,568	$29,891	$31,272	$32,715	$34,223

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the November 7, 2017 Juno Board materials. Includes impact of Tax Attributes.

In addition, as part of such upside case Non-Risk-Adjusted Projections, Juno prepared the non-risk-adjusted product level revenue projections as set forth below.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JCAR017 US Revenue	$—	$340	$1,486	$2,646	$3,578	$4,541	$5,286	$7,612	$9,730	$10,320	$10,879	$11,468	$12,089	$12,744	$13,434	$14,162	$14,929	$15,738
JCAR017 Ex-US Royalty	$—	$—	$20	$126	$232	$309	$375	$413	$547	$656	$664	$669	$673	$678	$682	$687	$692	$696
JCARH125 Net Revenue	$—	$—	$30	$449	$1,103	$2,273	$3,667	$4,907	$6,879	$8,492	$9,053	$9,376	$9,716	$10,072	$10,447	$10,840	$11,253	$11,688
Other Royalty Revenue	$24	$65	$114	$149	$128	$126	$172	$245	$258	$254	$264	$276	$248	$196	$205	$214	$223	$232
JCAR024 (ROR-1)	$—	$—	$—	$—	$—	$—	$667	$2,085	$3,555	$4,410	$4,652	$4,802	$4,959	$5,124	$5,296	$5,477	$5,666	$5,865
JCAR020 (MUC-16)	$—	$—	$—	$—	$—	$—	$458	$1,417	$2,385	$2,906	$3,045	$3,130	$3,219	$3,312	$3,409	$3,511	$3,617	$3,728
JTCR016 (WT-1)	$—	$—	$—	$—	$—	$—	$1,374	$4,299	$7,320	$9,081	$9,586	$9,904	$10,236	$10,584	$10,949	$11,331	$11,732	$12,152
LeY	$—	$—	$—	$—	$—	$—	$611	$1,910	$3,241	$4,006	$4,229	$4,372	$4,523	$4,681	$4,847	$5,021	$5,203	$5,394
JTCR018 (HPV)	$—	$—	$—	$—	$—	$—	$287	$894	$1,533	$1,908	$2,001	$2,051	$2,103	$2,158	$2,215	$2,274	$2,336	$2,400

Non-Risk-Adjusted Projections—Downside Case—November 2017 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$13	$96	$482	$1,081	$1,639	$2,199	$2,807	$3,487	$4,389	$5,216	$6,165	$7,100	$7,729	$8,251	$8,638	$9,004	$9,389	$9,793
Cost of Goods Sold	$—	$(18)	$(107)	$(231)	$(351)	$(467)	$(587)	$(603)	$(745)	$(869)	$(1,004)	$(1,135)	$(1,230)	$(1,304)	$(1,353)	$(1,398)	$(1,445)	$(1,494)
Total Gross Profit	$13	$77	$376	$850	$1,288	$1,732	$2,219	$2,884	$3,644	$4,348	$5,161	$5,964	$6,499	$6,947	$7,285	$7,606	$7,944	$8,299
EBIT	$(359)	$(466)	$(347)	$(185)	$132	$214	$1,009	$900	$2,049	$2,722	$4,203	$4,973	$5,473	$5,884	$6,185	$6,467	$6,764	$7,076
Net Income Incl. NOL Adj. (1)	$(438)	$(538)	$(452)	$(296)	$(31)	$147	$732	$676	$1,281	$1,744	$2,954	$3,672	$4,205	$4,676	$5,071	$5,453	$5,846	$6,249

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the November 7, 2017 Juno Board materials. Includes impact of Tax Attributes.

In addition, as part of such downside case Non-Risk-Adjusted Projections, Juno prepared the non-risk-adjusted product level revenue projections as set forth below.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JCAR017 US Revenue	$—	$57	$389	$818	$1,161	$1,403	$1,584	$1,856	$2,215	$2,538	$2,740	$2,890	$3,047	$3,213	$3,387	$3,572	$3,766	$3,970
JCAR017 Ex-US Royalty	$—	$—	$3	$32	$69	$98	$115	$124	$142	$167	$186	$193	$194	$195	$197	$198	$199	$201
JCARH125 Net Revenue	$—	$—	$6	$102	$266	$543	$858	$1,071	$1,171	$1,220	$1,266	$1,314	$1,364	$1,418	$1,474	$1,532	$1,594	$1,659
Other Royalty Revenue	$13	$38	$84	$128	$144	$155	$176	$212	$244	$263	$280	$293	$250	$232	$241	$251	$261	$270
JCAR024 (ROR-1)	$—	$—	$—	$—	$—	$—	$13	$40	$108	$179	$313	$463	$563	$632	$662	$685	$708	$733
JCAR020 (MUC-16)	$—	$—	$—	$—	$—	$—	$16	$48	$117	$183	$260	$335	$380	$411	$426	$439	$452	$466
JTCR016 (WT-1)	$—	$—	$—	$—	$—	$—	$27	$81	$245	$426	$702	$993	$1,179	$1,308	$1,369	$1,416	$1,467	$1,519
LeY	$—	$—	$—	$—	$—	$—	$15	$46	$111	$175	$294	$426	$515	$577	$606	$628	$650	$674
JTCR018 (HPV)	$—	$—	$—	$—	$—	$—	$4	$11	$36	$65	$125	$192	$236	$266	$277	$284	$292	$300

January 2018 Projections

In January 2018, Juno’s management updated certain assumptions underlying the November 2017 Projections relating to the potential impact of recent changes in the U.S. tax laws, feedback from various regulators around clinical trial design, competitor clinical data, and early understandings of competitor launch experiences. The Risk-Adjusted Projections contained in the January 2018 Projections were adopted by the Juno Board and were relied upon by Morgan Stanley as the basis for the rendering of its fairness opinion described in “—Opinion of Juno’s Financial Advisor” (and were the only financial projections with respect to Juno used by Morgan Stanley in rendering such opinion). Certain of the base case and upside case Non-Risk Adjusted Projections included in the January 2018 Projections were provided by Juno management to Celgene. In the case of the “JCAR017 Ex-US Royalty” line item, Juno provided Celgene the expected gross revenue number for such line item, as Juno is entitled to a net 10% royalty from Celgene on products in all territories other than the U.S. and China following Celgene’s exercise of its option in 2016 to develop and commercialize the Juno CD19 program outside North America and China. Except as otherwise described herein, each case (base, upside and downside) in the January 2018 Projections was based on the same assumptions as those used to produce the November 2017 Projections. Morgan Stanley used the Risk-Adjusted Projections contained in the January 2018 Projections to calculate unlevered free cash flow, tax shield from segments with negative earnings before taxes and tax savings from net operating losses with respect to the Risk-Adjusted Projections contained in the January 2018 Projections. Morgan Stanley did not calculate any financial metrics with respect to any Non-Risk-Adjusted Projections.

Risk-Adjusted Projections—Base Case—January 2018 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$12	$162	$732	$1,675	$2,373	$2,919	$3,454	$3,948	$4,487	$4,979	$5,498	$5,990	$6,365	$6,703	$7,021	$7,341	$7,678	$8,033
Cost of Goods Sold	$—	$(42)	$(179)	$(383)	$(530)	$(639)	$(747)	$(711)	$(792)	$(862)	$(937)	$(1,004)	$(1,056)	$(1,103)	$(1,141)	$(1,178)	$(1,217)	$(1,258)
Total Gross Profit	$12	$120	$553	$1,292	$1,844	$2,280	$2,707	$3,237	$3,695	$4,117	$4,561	$4,986	$5,309	$5,600	$5,880	$6,163	$6,461	$6,774
EBIT	$(347)	$(390)	$(15)	$653	$1,135	$1,520	$2,104	$2,538	$3,016	$3,415	$3,895	$4,295	$4,592	$4,857	$5,108	$5,361	$5,628	$5,910
Net Income Incl. NOL Adj. (1)	$(425)	$(432)	$(119)	$517	$921	$1,136	$1,404	$1,767	$1,933	$2,424	$2,977	$3,469	$3,881	$4,268	$4,646	$5,024	$5,414	$5,814
Portfolio Unlevered Free Cash Flows(2)	$(401)	$(452)	$(148)	$334	$701	$992	$1,462	$1,729	$2,081	$2,430	$2,784	$3,105	$3,371	$3,592	$3,802	$3,996	$4,195	$4,405
Platform Unlevered Free Cash Flows(3)	$(78)	$(42)	$(104)	$(112)	$(169)	$(98)	$(281)	$(244)	$(506)	$(268)	$(29)	$161	$345	$529	$713	$896	$1,080	$1,264
Tax Shield from EBT Negative Segments (4)	$3	$7	$66	$85	$131	$128	$128	$129	$179	$127	$75	$72	$76	$79	$83	$88	$92	$97
Tax Savings from NOLs (5)	$—	$—	$—	$100	$178	$41	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the January 21, 2018 Juno Board materials. Includes impact of TaxAttributes. Figures shown reflect January 21, 2018 Juno Board materials.
(2)	Portfolio unlevered free cash flow calculated as earnings before interest and taxes from named drugs and royalty streams, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital. Unlevered free cash flow does not include cash flowassociated with Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(3)	Platform unlevered free cash flow calculated as return on platform investment net of platform R&D expenses less taxes at the effective tax rate, Platform unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(4)	Tax shield from EBT negative segments represents the tax savings resulting from loss bearing product lines; calculated as the difference between tax liability on a product line basis relative to tax liability on a consolidated basis. Figures shown reflect January 21, 2018 Juno Board materials.
(5)	Tax savings from NOLs represents the cash flows associated with utilization of net operating losses. Figures shown reflect January 21, 2018 Juno Board materials.

In addition, as part of such base case Risk-Adjusted Projections, Juno prepared the risk-adjusted product level revenue projections as set forth below.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JCAR017 US Revenue	$—	$133	$654	$1,388	$1,816	$2,045	$2,206	$2,466	$2,732	$2,897	$3,053	$3,217	$3,390	$3,573	$3,766	$3,969	$4,183	$4,408
JCAR017 Ex-US Royalty	$—	$—	$6	$49	$120	$159	$171	$176	$190	$204	$207	$208	$210	$211	$212	$214	$215	$217
JCARH125 Net Revenue	$—	$—	$8	$131	$325	$604	$929	$1,094	$1,206	$1,368	$1,489	$1,557	$1,619	$1,683	$1,751	$1,823	$1,898	$1,977
Other Royalty Revenue	$12	$29	$65	$107	$112	$112	$121	$133	$143	$150	$157	$164	$141	$118	$123	$128	$133	$138
JCAR024 (ROR-1)	$—	$—	$—	$—	$—	$—	$5	$14	$38	$63	$110	$162	$197	$221	$232	$240	$248	$257
JCAR020 (MUC-16)	$—	$—	$—	$—	$—	$—	$6	$17	$41	$64	$91	$117	$133	$144	$149	$154	$158	$163
JTCR016 (WT-1)	$—	$—	$—	$—	$—	$—	$9	$28	$86	$149	$246	$348	$413	$458	$479	$496	$513	$532
LeY	$—	$—	$—	$—	$—	$—	$5	$16	$39	$61	$103	$149	$180	$202	$212	$220	$228	$236
JTCR018 (HPV)	$—	$—	$—	$—	$—	$—	$1	$4	$13	$23	$44	$67	$83	$93	$97	$99	$102	$105

Risk-Adjusted Projections—Upside Case—January 2018 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$16	$293	$1,314	$2,598	$3,603	$4,680	$6,003	$7,519	$9,024	$10,004	$10,520	$10,971	$11,426	$11,904	$12,427	$12,978	$13,557	$14,165
Cost of Goods Sold	$—	$(82)	$(331)	$(602)	$(824)	$(1,054)	$(1,313)	$(1,352)	$(1,582)	$(1,732)	$(1,802)	$(1,859)	$(1,917)	$(1,978)	$(2,041)	$(2,107)	$(2,176)	$(2,248)
Total Gross Profit	$16	$212	$984	$1,996	$2,778	$3,626	$4,690	$6,167	$7,441	$8,272	$8,717	$9,112	$9,509	$9,926	$10,386	$10,870	$11,380	$11,917
EBIT	$(343)	$(298)	$415	$1,232	$1,958	$2,795	$4,129	$5,581	$6,833	$7,640	$8,052	$8,422	$8,792	$9,182	$9,614	$10,068	$10,548	$11,053
Net Income Incl. NOL Adj. (1)	$(421)	$(340)	$312	$1,060	$1,377	$2,077	$2,963	$4,109	$4,871	$5,677	$6,178	$6,646	$7,115	$7,599	$8,115	$8,649	$9,202	$9,774
Portfolio Unlevered Free Cash Flows (2)	$(399)	$(375)	$139	$724	$1,270	$1,887	$2,765	$3,673	$4,689	$5,536	$6,025	$6,344	$6,624	$6,918	$7,240	$7,582	$7,942	$8,322
Platform Unlevered Free Cash Flows (3)	$(78)	$(42)	$(104)	$(112)	$(169)	$(98)	$(281)	$(244)	$(506)	$(268)	$(29)	$161	$345	$529	$713	$896	$1,080	$1,264
Tax Shield from EBT Negative Segments (4)	$4	$8	$91	$100	$157	$144	$121	$115	$179	$127	$75	$72	$76	$79	$83	$88	$92	$97
Tax Savings from NOLs (5)	$—	$—	$72	$197	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the January 21, 2018 Juno Board materials. Includes impact of Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(2)	Portfolio unlevered free cash flow calculated as earnings before interest and taxes from named drugs and royalty streams, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital. Unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(3)	Platform unlevered free cash flow calculated as return on platform investment net of platform R&D expenses less taxes at the effective tax rate, Platform unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(4)	Tax shield from EBT negative segments represents the tax savings resulting from loss bearing product lines; calculated as the difference between tax liability on a product line basis relative to tax liability on a consolidated basis. Figures shown reflect January 21, 2018 Juno Board materials.
(5)	Tax savings from NOLs represents the cash flows associated with utilization of net operating losses. Figures shown reflect January 21, 2018 Juno Board materials.

In addition, as part of such upside case Risk-Adjusted Projections, Juno prepared the risk-adjusted product level revenue projections as set forth below.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JCAR017 US Revenue	$—	$257	$1,206	$2,142	$2,727	$3,250	$3,629	$4,046	$4,434	$4,680	$4,933	$5,199	$5,480	$5,776	$6,088	$6,416	$6,763	$7,129
JCAR017 Ex-US Royalty	$—	$—	$15	$105	$189	$241	$274	$287	$303	$315	$318	$320	$322	$324	$326	$328	$330	$333
JCARH125 Net Revenue	$—	$—	$17	$247	$597	$1,108	$1,669	$2,023	$2,375	$2,666	$2,802	$2,904	$3,012	$3,125	$3,244	$3,369	$3,500	$3,638
Other Royalty Revenue	$16	$37	$77	$105	$88	$81	$90	$103	$108	$112	$117	$122	$109	$94	$98	$103	$107	$112
JCAR024 (ROR-1)	$—	$—	$—	$—	$—	$—	$67	$209	$356	$441	$465	$480	$496	$512	$530	$548	$567	$587
JCAR020 (MUC-16)	$—	$—	$—	$—	$—	$—	$46	$142	$238	$291	$304	$313	$322	$331	$341	$351	$362	$373
JTCR016 (WT-1)	$—	$—	$—	$—	$—	$—	$137	$430	$732	$908	$959	$990	$1,024	$1,058	$1,095	$1,133	$1,173	$1,215
LeY	$—	$—	$—	$—	$—	$—	$61	$191	$324	$401	$423	$437	$452	$468	$485	$502	$520	$539
JTCR018 (HPV)	$—	$—	$—	$—	$—	$—	$29	$89	$153	$191	$200	$205	$210	$216	$221	$227	$234	$240

Risk-Adjusted Projections—Downside Case—January 2018 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$10	$67	$332	$848	$1,249	$1,549	$1,804	$2,012	$2,200	$2,367	$2,549	$2,735	$2,866	$3,009	$3,153	$3,301	$3,456	$3,619
Cost of Goods Sold	$—	$(13)	$(73)	$(182)	$(265)	$(325)	$(376)	$(349)	$(377)	$(400)	$(423)	$(447)	$(467)	$(486)	$(503)	$(520)	$(537)	$(556)
Total Gross Profit	$10	$54	$259	$667	$984	$1,223	$1,428	$1,663	$1,823	$1,968	$2,126	$2,288	$2,399	$2,523	$2,650	$2,781	$2,919	$3,063
EBIT	$(349)	$(456)	$(309)	$15	$275	$463	$826	$964	$1,144	$1,266	$1,470	$1,607	$1,692	$1,789	$1,888	$1,989	$2,096	$2,208
Net Income Incl. NOL Adj. (1)	$(427)	$(498)	$(413)	$(97)	$106	$351	$519	$687	$589	$769	$1,110	$1,399	$1,648	$1,906	$2,166	$2,428	$2,694	$2,964
Portfolio Unlevered Free Cash Flows (2)	$(402)	$(508)	$(360)	$(128)	$71	$213	$529	$595	$738	$853	$1,001	$1,114	$1,193	$1,269	$1,349	$1,424	$1,501	$1,582
Platform Unlevered Free Cash Flows (3)	$(78)	$(42)	$(104)	$(112)	$(169)	$(98)	$(281)	$(244)	$(506)	$(268)	$(29)	$161	$345	$529	$713	$896	$1,080	$1,264
Tax Shield from EBT Negative Segments (4)	$2	$6	$14	$79	$136	$128	$132	$140	$186	$127	$75	$72	$76	$79	$83	$88	$92	$97
Tax Savings from NOLs (5)	$—	$—	$—	$—	$24	$70	$100	$133	$97	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the January 21, 2018 Juno Board materials. Includes impact of Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(2)	Portfolio unlevered free cash flow calculated as earnings before interest and taxes from named drugs and royalty streams, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital. Unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(3)	Platform unlevered free cash flow calculated as return on platform investment net of platform R&D expenses less taxes at the effective tax rate, Platform unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(4)	Tax shield from EBT negative segments represents the tax savings resulting from loss bearing product lines; calculated as the difference between tax liability on a product line basis relative to tax liability on a consolidated basis. Figures shown reflect January 21, 2018 Juno Board materials.
(5)	Tax savings from NOLs represents the cash flows associated with utilization of net operating losses. Figures shown reflect January 21, 2018 Juno Board materials.

In addition, as part of such downside case Risk-Adjusted Projections, Juno prepared the risk-adjusted product level revenue projections as set forth below.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JCAR017 US Revenue	$—	$42	$266	$666	$929	$1,074	$1,172	$1,263	$1,359	$1,452	$1,538	$1,621	$1,709	$1,801	$1,899	$2,002	$2,110	$2,225
JCAR017 Ex-US Royalty	$—	$—	$2	$22	$57	$79	$89	$92	$95	$98	$101	$102	$103	$103	$104	$105	$105	$106
JCARH125 Net Revenue	$—	$—	$4	$56	$144	$273	$406	$494	$537	$559	$580	$602	$625	$650	$676	$703	$731	$761
Other Royalty Revenue	$9	$25	$60	$103	$118	$124	$131	$140	$148	$156	$162	$169	$142	$135	$140	$146	$152	$157
JCAR024 (ROR-1)	$—	$—	$—	$—	$—	$—	$1	$4	$11	$18	$31	$46	$56	$63	$66	$68	$71	$73
JCAR020 (MUC-16)	$—	$—	$—	$—	$—	$—	$2	$5	$12	$18	$26	$34	$38	$41	$43	$44	$45	$47
JTCR016 (WT-1)	$—	$—	$—	$—	$—	$—	$3	$8	$25	$43	$70	$99	$118	$131	$137	$142	$147	$152
LeY	$—	$—	$—	$—	$—	$—	$2	$5	$11	$17	$29	$43	$52	$58	$61	$63	$65	$67
JTCR018 (HPV)	$—	$—	$—	$—	$—	$—	$0	$1	$4	$7	$12	$19	$24	$27	$28	$28	$29	$30

Non-Risk-Adjusted Projections—Base Case—January 2018 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$13	$182	$837	$2,086	$3,163	$4,208	$5,665	$8,181	$11,815	$14,785	$18,097	$21,232	$23,394	$25,046	$26,205	$27,279	$28,406	$29,591
Cost of Goods Sold	$—	$(47)	$(203)	$(475)	$(708)	$(920)	$(1,212)	$(1,465)	$(2,044)	$(2,486)	$(2,993)	$(3,451)	$(3,763)	$(4,002)	$(4,152)	$(4,288)	$(4,430)	$(4,577)
Total Gross Profit	$13	$135	$635	$1,610	$2,455	$3,288	$4,453	$6,716	$9,770	$12,299	$15,104	$17,780	$19,631	$21,044	$22,053	$22,990	$23,977	$25,014
EBIT	$(359)	$(435)	$(88)	$663	$1,299	$1,770	$3,243	$4,731	$8,176	$10,674	$14,108	$16,750	$18,566	$19,943	$20,914	$21,813	$22,758	$23,753
Net Income Incl. NOL Adj. (1)	$(436)	$(477)	$(192)	$526	$1,078	$1,326	$2,280	$3,455	$5,905	$8,013	$10,841	$13,059	$14,641	$15,885	$16,817	$17,692	$18,604	$19,554

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and resulting weighted average cost of capital assumptions assumed in the January 21, 2018 Juno Board materials. Includes impact of Tax Attributes.

In addition, as part of such base case Non-Risk-Adjusted Projections, Juno prepared the non-risk-adjusted product level revenue projections as set forth below.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JCAR017 US Revenue	$—	$148	$739	$1,658	$2,275	$2,619	$2,957	$4,441	$6,009	$6,511	$6,862	$7,232	$7,622	$8,033	$8,467	$8,924	$9,405	$9,913
JCAR017 Ex-US Royalty	$—	$—	$6	$56	$143	$200	$221	$239	$367	$493	$512	$515	$519	$522	$526	$530	$533	$537
JCARH125 Net Revenue	$—	$—	$14	$237	$601	$1,241	$2,038	$2,456	$2,977	$3,861	$4,459	$4,700	$4,880	$5,070	$5,269	$5,479	$5,699	$5,931
Other Royalty Revenue	$14	$34	$79	$135	$143	$149	$186	$258	$302	$321	$338	$352	$318	$246	$256	$266	$277	$287
JCAR024 (ROR-1)	$—	$—	$—	$—	$—	$—	$46	$139	$377	$627	$1,096	$1,620	$1,969	$2,211	$2,317	$2,396	$2,479	$2,566
JCAR020 (MUC-16)	$—	$—	$—	$—	$—	$—	$56	$167	$408	$641	$911	$1,174	$1,331	$1,437	$1,491	$1,536	$1,582	$1,631
JTCR016 (WT-1)	$—	$—	$—	$—	$—	$—	$95	$285	$859	$1,493	$2,457	$3,476	$4,127	$4,577	$4,790	$4,957	$5,133	$5,317
LeY	$—	$—	$—	$—	$—	$—	$53	$159	$388	$612	$1,027	$1,491	$1,803	$2,021	$2,121	$2,197	$2,276	$2,360
JTCR018 (HPV)	$—	$—	$—	$—	$—	$—	$13	$38	$127	$228	$436	$671	$826	$930	$969	$995	$1,022	$1,050

Non-Risk-Adjusted Projections—Upside Case—January 2018 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$19	$331	$1,504	$3,261	$4,862	$6,990	$12,680	$23,576	$35,229	$41,803	$44,131	$45,793	$47,498	$49,266	$51,186	$53,203	$55,322	$57,547
Cost of Goods Sold	$—	$(91)	$(375)	$(753)	$(1,115)	$(1,573)	$(2,580)	$(3,982)	$(5,814)	$(6,853)	$(7,199)	$(7,420)	$(7,650)	$(7,890)	$(8,141)	$(8,402)	$(8,675)	$(8,960)
Total Gross Profit	$19	$240	$1,128	$2,508	$3,747	$5,417	$10,100	$19,594	$29,415	$34,950	$36,932	$38,373	$39,848	$41,376	$43,045	$44,801	$46,646	$48,587
EBIT	$(353)	$(330)	$406	$353	$1,470	$3,199	$9,310	$18,729	$28,521	$34,024	$35,935	$37,343	$38,783	$40,275	$41,907	$43,623	$45,428	$47,326
Net Income Incl. NOL Adj. (1)	$(431)	$(372)	$302	$230	$1,166	$2,388	$6,952	$14,234	$21,571	$25,992	$27,648	$28,916	$30,208	$31,540	$32,981	$34,486	$36,060	$37,705

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and resulting weighted average cost of capital assumptions assumed in the January 21, 2018 Juno Board materials. Includes impact of Tax Attributes.

In addition, as part of such upside case Non-Risk-Adjusted Projections, Juno prepared the non-risk-adjusted product level revenue projections as set forth below.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JCAR017 US Revenue	$—	$285	$1,359	$2,556	$3,414	$4,297	$5,090	$7,429	$9,537	$10,116	$10,664	$11,240	$11,848	$12,489	$13,165	$13,878	$14,629	$15,421
JCAR017 Ex-US Royalty	$—	$—	$17	$118	$226	$307	$366	$400	$534	$643	$651	$656	$660	$665	$669	$674	$678	$683
JCARH125 Net Revenue	$—	$—	$30	$449	$1,103	$2,273	$3,667	$4,907	$6,879	$8,492	$9,053	$9,376	$9,716	$10,072	$10,447	$10,840	$11,253	$11,688
Other Royalty Revenue	$18	$46	$98	$138	$119	$114	$159	$233	$245	$241	$250	$262	$234	$181	$189	$198	$207	$215
JCAR024 (ROR-1)	$—	$—	$—	$—	$—	$—	$667	$2,085	$3,555	$4,410	$4,652	$4,802	$4,959	$5,124	$5,296	$5,477	$5,666	$5,865
JCAR020 (MUC-16)	$—	$—	$—	$—	$—	$—	$458	$1,417	$2,385	$2,906	$3,045	$3,130	$3,219	$3,312	$3,409	$3,511	$3,617	$3,728
JTCR016 (WT-1)	$—	$—	$—	$—	$—	$—	$1,374	$4,299	$7,320	$9,081	$9,586	$9,904	$10,236	$10,584	$10,949	$11,331	$11,732	$12,152
LeY	$—	$—	$—	$—	$—	$—	$611	$1,910	$3,241	$4,006	$4,229	$4,372	$4,523	$4,681	$4,847	$5,021	$5,203	$5,394
JTCR018 (HPV)	$—	$—	$—	$—	$—	$—	$287	$894	$1,533	$1,908	$2,001	$2,051	$2,103	$2,158	$2,215	$2,274	$2,336	$2,400

Non-Risk-Adjusted Projections—Downside Case—January 2018 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$10	$75	$381	$1,040	$1,605	$2,137	$2,716	$3,384	$4,280	$5,102	$6,044	$6,973	$7,595	$8,110	$8,490	$8,848	$9,224	$9,619
Cost of Goods Sold	$—	$(15)	$(83)	$(223)	$(343)	$(452)	$(567)	$(584)	$(726)	$(849)	$(983)	$(1,114)	$(1,208)	$(1,281)	$(1,329)	$(1,373)	$(1,419)	$(1,467)
Total Gross Profit	$10	$60	$298	$817	$1,262	$1,685	$2,149	$2,800	$3,555	$4,253	$5,061	$5,859	$6,388	$6,829	$7,161	$7,475	$7,805	$8,152
EBIT	$(362)	$(511)	$(425)	$(218)	$105	$166	$938	$815	$1,960	$2,628	$4,103	$4,867	$5,361	$5,766	$6,061	$6,335	$6,625	$6,929
Net Income Incl. NOL Adj. (1)	$(439)	$(553)	$(529)	$(330)	$(64)	$68	$627	$545	$1,387	$1,842	$3,137	$3,909	$4,473	$4,969	$5,379	$5,774	$6,181	$6,599

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and resulting weighted average cost of capital assumptions assumed in the January 21, 2018 Juno Board materials. Includes impact of Tax Attributes.

In addition, as part of such downside case Non-Risk-Adjusted Projections, Juno prepared the non-risk-adjusted product level revenue projections as set forth below.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
JCAR017 US Revenue	$—	$47	$303	$790	$1,129	$1,344	$1,501	$1,763	$2,119	$2,436	$2,632	$2,777	$2,927	$3,086	$3,253	$3,429	$3,615	$3,811
JCAR017 Ex-US Royalty	$—	$—	$3	$26	$67	$96	$111	$119	$136	$160	$179	$186	$188	$189	$190	$191	$193	$194
JCARH125 Net Revenue	$—	$—	$6	$102	$266	$543	$858	$1,071	$1,171	$1,220	$1,266	$1,314	$1,364	$1,418	$1,474	$1,532	$1,594	$1,659
Other Royalty Revenue	$10	$28	$69	$122	$143	$153	$171	$206	$238	$257	$273	$286	$243	$225	$234	$243	$252	$261
JCAR024 (ROR-1)	$—	$—	$—	$—	$—	$—	$13	$40	$108	$179	$313	$463	$563	$632	$662	$685	$708	$733
JCAR020 (MUC-16)	$—	$—	$—	$—	$—	$—	$16	$48	$117	$183	$260	$335	$380	$411	$426	$439	$452	$466
JTCR016 (WT-1)	$—	$—	$—	$—	$—	$—	$27	$81	$245	$426	$702	$993	$1,179	$1,308	$1,369	$1,416	$1,467	$1,519
LeY	$—	$—	$—	$—	$—	$—	$15	$46	$111	$175	$294	$426	$515	$577	$606	$628	$650	$674
JTCR018 (HPV)	$—	$—	$—	$—	$—	$—	$4	$11	$36	$65	$125	$192	$236	$266	$277	$284	$292	$300

Opinion of Juno’s Financial Advisor

Juno retained Morgan Stanley to act as its financial advisor to the Juno Board in connection with a potential sale of Juno and to provide financial advice and assistance and, upon Juno’s request, to render a financial opinion in each case in connection therewith. The Juno Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in Juno’s industry and its knowledge of the business and affairs of Juno. On January 21, 2018, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Juno Board to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Merger Consideration to be paid to the holders of Shares (other than holders of the Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Shares.

The full text of the written opinion of Morgan Stanley delivered to the Juno Board, dated January 21, 2018, is attached as Annex I and incorporated by reference into this Schedule 14D-9 in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Stockholders of Juno are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Juno Board and addresses only the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of Shares (other than holders of the Excluded Shares) in the Offer pursuant to the Merger Agreement. Morgan Stanley’s opinion did not address any other aspect of the transactions contemplated by the Merger Agreement and does not constitute an opinion or recommendation as to how the holders of Shares should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such holder should tender its Shares into the Offer. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which shares of Celgene’s common stock will trade following consummation of the Merger or at any time. The summary of Morgan Stanley’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Juno;

•	reviewed certain internal financial statements and other financial and operating data concerning Juno;

•	reviewed certain financial projections prepared by the management of Juno;

•	discussed the past and current operations and financial condition and the prospects of Juno with senior executives of Juno;

•	reviewed the reported prices and trading activity for Shares;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Juno, and formed a substantial basis for Morgan Stanley’s opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of Juno of the future financial performance of Juno, including the potential impact of recent changes in the U.S. tax laws and regulations on the future financial performance of Juno, as to which impact Morgan Stanley expressed no view or opinion. Morgan Stanley did not perform certain analyses that it would customarily prepare in connection with a fairness opinion because such analyses are not meaningful as a result of the extraordinary circumstances of Juno. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that Celgene will obtain the financing required to consummate the Offer and the Merger and that the definitive Merger Agreement would not differ in any material respect from the drafts thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Celgene and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Juno’s directors, officers or other employees, or any class of such persons, relative to the Merger Consideration to be received by the holders of Shares in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Juno, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market, tax and other conditions as in effect on, and the information made available to Morgan Stanley as of January 20, 2018. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving Juno, nor did Morgan Stanley negotiate with any of the parties, other than Celgene, which expressed interest to Morgan Stanley in the possible acquisition of Juno or certain of its constituent businesses.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its opinion to the Juno Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 16, 2018, which was the last trading day prior to the first public knowledge of the possibility of an impending transaction involving Celgene and Juno, and is not necessarily indicative of current market conditions.

In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon the three risk-adjusted cases—the base case, the upside case and the downside case—that collectively comprise the Risk-Adjusted Projections contained in the January 2018 Projections (each as defined in the section captioned “—Certain Financial Projections” in this Schedule 14D-9).

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis of Juno to calculate ranges of the implied equity value of Juno to existing holders of Shares and ranges of the related implied equity value per Share. A discounted cash flow analysis is a traditional valuation methodology which is used to derive the implied value of an asset by calculating the present value of the estimated unlevered free cash flows and terminal value of such asset. “Unlevered free cash flows” refers to a calculation of the future cash flows generated by the asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

Morgan Stanley used the Risk-Adjusted Projections contained in the January 2018 Projections for purposes of its discounted cash flow analysis, as more fully described below. Relying on the Risk-Adjusted Projections contained in the January 2018 Projections, Morgan Stanley first calculated the estimated unlevered free cash flows of Juno’s existing clinical portfolio and, separately, Juno’s research and development investments and the associated return related thereto in not-yet-named products (“Platform R&D”) (which estimates include, in each case, directly attributable costs and expenses as set forth in the Risk-Adjusted Projections contained in the January 2018 Projections) for the period from January 1, 2018 through December 31, 2035. The estimated unlevered free cash flows were calculated as earnings before interest and taxes, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital, in each case, as set forth in the Risk-Adjusted Projections contained in the January 2018 Projections. Morgan Stanley also calculated a terminal value for Juno’s existing clinical portfolio and, separately, Juno’s Platform R&D by applying a perpetuity growth rate of negative 5% to the estimated unlevered free cash flows of Juno’s existing clinical portfolio and Juno’s Platform R&D, as applicable, after the year 2035. The perpetuity growth rate applied in each case was selected by Juno’s management based on the application of the professional judgment and experience of Juno’s management. Relying on the Risk-Adjusted Projections contained in the January 2018 Projections, Morgan Stanley also calculated the amount of net operating losses and other tax shield benefits that Juno’s management projected would accrue and/or be utilized for the calendar years 2018 through 2035 (such net operating losses and other tax shield benefits, “Tax Attributes”). Morgan Stanley then discounted the unlevered free cash flows, terminal values and Tax Attributes to their present values as of December 31, 2017 using the mid-year discount convention and discount rates ranging between 13.4% and 15.4%. The range of discount rates was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect Juno’s estimated weighted average cost of capital and cost of equity, which estimates were derived by application of the capital asset pricing model, which takes into account certain Juno-specific metrics, including Juno’s capital structure, the cost of long-term debt, an assumed tax rate and a beta, as well as certain financial metrics for the financial markets generally. For purposes of determining Juno’s weighted average cost of capital and cost of equity, market data as of January 19, 2018 was utilized, except for the beta, which was as of January 16, 2018, which was the last trading day prior to the first public knowledge of the possibility of an impending transaction involving Celgene and Juno. Morgan Stanley calculated a range of implied aggregate values of Juno by adding together the ranges of present values of the unlevered free cash flows, terminal values and Tax Attributes. Morgan Stanley then adjusted such implied aggregate values for net debt or net cash, which includes the present value of cash proceeds resulting from future common equity issuances, if applicable, and made certain other adjustments, in each case, relying on the Risk-Adjusted Projections contained in the January 2018 Projections, in order to calculate a range of gross equity values of Juno. To calculate a range of implied equity values of Juno, Morgan Stanley then multiplied the range of gross equity values of Juno by the percentage ownership retained by current stockholders after including the dilutive impact, if any, resulting from future common equity issuances to calculate the range of implied equity values. To calculate the range of implied equity values per Share, Morgan

Stanley divided the range of implied equity values of Juno by the number of fully diluted Shares outstanding, as calculated under the treasury stock method and based on such implied equity values and using Juno’s basic shares outstanding and dilutive securities schedule as of January 19, 2018.

Morgan Stanley performed the discounted cash flow analysis described above for each of the three cases comprising the Risk-Adjusted Projections contained in the January 2018 Projections, excluding the impact of the potential exercise by Celgene of its right pursuant to the Celgene SPA to purchase up to 19.99% of the Shares outstanding at the time of purchase (after giving effect to such purchase), assuming such right is exercised in 2019 (such right, so exercised, the “First Acquisition Right”), and obtained the following ranges of implied equity value per Share and implied equity value of Juno, as of December 31, 2017:

Projections Scenario	Implied Value Per Share	Implied Equity Value to Existing Holders of Shares ($B)
Base Case	$79–97	$10–12
Downside Case	$33–40	$4–5
Upside Case	$148–183	$19–23

Morgan Stanley also performed the discounted cash flow analysis described above for each of the three cases comprising the Risk-Adjusted Projections contained in the January 2018 Projections, including the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right to purchase up to 19.99% of the outstanding Shares in 2019, and obtained the following ranges of implied equity value per Share and implied equity value of Juno, as of December 31, 2017:

Projections Scenario	Implied Value Per Share	Implied Equity Value to Existing Holders of Shares ($B)
Base Case	$78–95	$10–12
Downside Case	$36–42	$4–5
Upside Case	$140–172	$18–22

Historical Trading Range Analysis

For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed the historical trading range of Shares for the 52-week period ending January 16, 2018, which was the last trading day prior to the first public knowledge of the possibility of an impending transaction involving Celgene and Juno, and observed that, during such period, the maximum intraday trading price for Shares was $63.45 and the minimum intraday trading price for Shares was $18.90. Morgan Stanley further observed that, as of January 16, 2018, the closing trading price for Shares was $45.60.

Equity Research Analysts’ Price Target Analysis

For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed the future public market trading price targets for Shares prepared and published by 13 selected equity research analysts prior to January 16, 2018, which was the last trading day prior to the first public knowledge of the possibility of an impending transaction involving Celgene and Juno. These targets reflected each analyst’s estimate as of the date of publication of the future public market trading price of Shares and were not discounted to reflect present values. The range of undiscounted analysts’ unaffected price targets for Shares published prior to January 16, 2018 was $43 to $65.

Equity Research Analyst	Unaffected Price Target
Morgan Stanley	$43
Needham & Company, LLC	$65
Maxim Group LLC	$56
Wedbush Securities Inc.	$64
Leerink Partners LLC	$56
Wells Fargo Securities LLC	$54
Raymond James & Associates, Inc.	$61
Barclays Capital, Inc.	$55
SunTrust Robinson Humphrey, Inc.	$65
Guggenheim Securities LLC	$55
Cowen, Inc.	$60
JPMorgan Chase & Co.	$50
The Goldman Sachs Group, Inc.	$44

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Shares, and these estimates are subject to uncertainties, including the future financial performance of Juno and future financial market conditions.

Premiums Paid Analysis

For reference only, and not as a component of its fairness analysis, Morgan Stanley considered, based on publicly available transaction information, the premiums paid in 18 selected acquisitions of publicly traded biopharmaceutical companies announced since January 1, 2011 with aggregate transaction values of between $5 billion and $20 billion which, in its professional judgment, Morgan Stanley generally considered relevant for purposes of its premiums paid analysis. The following is a list of the transactions considered:

Date Announced	Target	Acquiror	Premium to Unaffected Price
08/28/17	Kite Pharma, Inc.	Gilead Sciences, Inc.	29%
01/09/17	Ariad Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Ltd	75%
08/22/16	Medivation, Inc.	Pfizer Inc.	109%
05/16/16	Anacor Pharmaceuticals, Inc.	Pfizer Inc.	55%
11/02/15	Dyax Corp.	Shire plc	35%
07/14/15	Receptos, Inc.	Celgene Corp.	41%
05/06/15	Synageva BioPharma Corp.	Alexion Pharmaceuticals, Inc.	136%
02/23/15	Salix Pharmaceuticals, Inc.	Valeant Pharmaceuticals International, Inc.	23%
01/11/15	NPS Pharmaceuticals, Inc.	Shire plc	51%
12/08/14	Cubist Pharmaceuticals, Inc.	Merck & Co., Inc.	37%
08/24/14	InterMune, Inc.	Roche Holding AG	63%
04/07/14	Questcor Pharmaceuticals, Inc.	Mallinckrodt plc	27%
08/25/13	Onyx Pharmaceuticals, Inc.	Amgen Inc.	44%
07/29/13	Elan Corporation, plc	Perrigo Company plc	56%
06/29/12	Amylin Pharmaceuticals Inc.	Bristol-Myers Squibb Co. / AstraZeneca plc	101%
11/21/11	Pharmasset, Inc.	Gilead Sciences Inc.	89%
05/02/11	Cephalon, Inc.	Teva Pharmaceutical Industries Ltd.	39%
02/16/11	Genzyme Corp.	Sanofi-Aventis SA	48%
25th Percentile			37%
50th Percentile			50%
75th Percentile			78%
Average of Top Quartile			97%

Morgan Stanley measured the premiums paid in the transactions described above over the closing price of the target company’s stock on the last trading day prior to the first public knowledge of the possibility of an impending transaction involving the acquiror and the target. Morgan Stanley determined that, with respect to all such transactions, the 25th percentile premium, the 50th percentile premium, the 75th percentile premium and the average of the top quartile of premiums were 37%, 50%, 78% and 97%, respectively. Morgan Stanley then applied these premiums to Juno’s closing share price as of January 16, 2018, which was the last trading day prior to the first public knowledge of the possibility of an impending transaction involving Celgene and Juno, in order to calculate the implied price per share resulting from these premiums. Morgan Stanley observed that such premium ranges resulted in an implied price per share of $62, $68, $81 and $90 using the 25th percentile premium, 50th percentile premium, 75th percentile premium and average of the top quartile premiums, respectively.

No company or transaction utilized in the precedent transactions analysis is identical to Juno or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other factors beyond the control of Juno, such as the impact of competition on the business of Juno or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Juno or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Mathematical analysis (such as determining the mean and median) is not in itself a meaningful method of using precedent transaction data.

Previous Presentations to the Juno Board

In addition to the January 21, 2018 financial presentation to the Juno Board summarized above, Morgan Stanley also made preliminary presentations to the Juno Board on November 7, 2017, December 20, 2017 and January 2, 2017. Copies of these preliminary presentations, as well as a copy of the January 21, 2018 presentation, are attached as exhibits to the Schedule 13E-3 filed by Juno with the SEC on February 2, 2018, in connection with the transaction. A summary of these preliminary presentations is provided below. The following summary does not purport to be a complete description of these preliminary presentations or any financial analyses contained therein and is subject to the limitations, qualifications and other matters discussed in the preceding section captioned “—Summary of Financial Analyses.” None of these presentations, alone or together, constitute or form the basis of an opinion of Morgan Stanley with respect to the adequacy or fairness, from a financial point of view, of the Merger Consideration.

•	The November 7, 2017 presentations contained, among other things, (i) an update on market conditions, (ii) a review of the November 2017 Projections, (iii) a preliminary financial analysis of the standalone value of Juno and (iv) a discussion of certain tactical considerations for evaluating and responding to Celgene’s non-binding oral indication of interest and Party A’s non-binding oral statement of potential interest. A comparison of the key financial analysis contained in the November 7, 2017 presentation to that contained in the January 21, 2018 presentation is provided below.

•	The December 20, 2017 presentations contained, among other things, (i) a review of termination fees in selected comparable precedent transactions, (ii) a review of relevant employment provisions in selected comparable precedent transactions, (iii) a list of potentially interested acquirers other than Celgene, (iv) a credit analysis of Celgene and (v) a proposed timeline for the transaction.

•	The January 2, 2018 presentation contained, among other things, (i) an update on relevant market conditions, (ii) a review of the January 2018 Projections which reflect certain revisions made by the management of Juno to the November 2017 Projections to account for interim changes in financial, economic, market, tax and other conditions and (iii) an updated preliminary financial analysis of the standalone value of Juno. A comparison of the key financial analysis contained in the January 2, 2018 presentation to that contained in the January 21, 2018 presentation is provided below.

The preliminary financial analyses included in the November 7, 2017 and January 2, 2018 presentations were based on the proposed terms of the proposed transaction (including the consideration proposed to be paid to holders of Shares), Juno’s capitalization, and financial, economic, market, tax and other conditions and circumstances as in effect on, and the information made available to Morgan Stanley as of, the respective dates of such presentations. The preliminary financial analyses contained in the November 7, 2017 presentation were based on the November 2017 Projections, and the preliminary financial analyses contained in the January 2, 2018 presentation were based on the January 2018 Projections. Accordingly, the results of such preliminary financial analyses differ from the financial analyses contained in the January 21, 2018 financial presentation as a result of, among other things, the Management Projections relied upon and interim changes in the proposed terms of the proposed transaction, Juno’s capitalization and financial, economic, market, tax and other conditions, circumstances and information.

The primary preliminary financial analyses presented in the November 7, 2017 and January 2, 2018 presentations were discounted cash flow analyses based on the Risk-Adjusted Projections contained in the November 2017 Projections, in the case of the November 7, 2017 presentation, and the Risk-Adjusted Projections contained in the January 2018 Projections, in the case of the January 2, 2018 presentation, substantially similar to the discounted cash flow analysis based on the Risk-Adjusted Projections contained in the January 2018 Projections and contained in the January 21, 2018 presentation summarized above. The preliminary discounted cash flow analysis contained in the November 7, 2017 presentation yielded the following ranges of implied equity value per Share and implied equity value of Juno: (i) $10 billion to $12 billion equity value of Juno and $80 to $98 equity value per Share, based on the base case under the Risk-Adjusted Projections contained in the November 2017 Projections and excluding the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right; (ii) $10 billion to $12 billion equity value of Juno and $80 to $96 equity value per Share, based on the base case under the Risk-Adjusted Projections contained in the November 2017 Projections and including the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right; (iii) $4 billion to $5 billion equity value of Juno and $36 to $43 equity value per Share, based on the downside case under the Risk-Adjusted Projections contained in the November 2017 Projections and excluding the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right; (iv) $5 billion to $6 billion equity value of Juno and $39 to $46 equity value per Share, based on the downside case under the Risk-Adjusted Projections contained in the November 2017 Projections and including the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right; (v) $18 billion to $22 billion equity value of Juno and $141 to $174 equity value per Share, based on the upside case under the Risk-Adjusted Projections contained in the November 2017 Projections and excluding the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right; and (vi) $17 billion to $21 billion equity value of Juno and $134 to $164 equity value per Share, based on the upside case under the Risk-Adjusted Projections contained in the November 2017 Projections and including the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right.

The preliminary discounted cash flow analysis contained in the January 2, 2018 presentation yielded the following ranges of implied equity value per Share and implied equity value of Juno: (i) $10 billion to $13 billion equity value of Juno and $83 to $102 equity value per Share, based on the base case under the Risk-Adjusted Projections contained in the January 2018 Projections and excluding the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right; (ii) $10 billion to $13 billion equity value of Juno and $82 to $100 equity value per Share, based on the base case under the Risk-Adjusted Projections contained in the January 2018 Projections and including the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right; (iii) $4 billion to $5 billion equity value of Juno and $35 to $42 equity value per Share, based on the downside case under the Risk-Adjusted Projections contained in the January 2018 Projections and excluding the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right; (iv) approximately $5 billion equity value of Juno and $38 to $44 equity value per Share, based on the downside case under the Risk-Adjusted Projections contained in the January 2018 Projections and including the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right; (v) $20 billion to $25 billion equity value of Juno and $156 to $194 equity value per Share, based on the upside case under the Risk-Adjusted Projections contained in the January 2018 Projections and excluding the impact of the potential exercise by Celgene in 2019 of its First

Acquisition Right; and (vi) $19 billion to $23 billion equity value of Juno and $147 to $181 equity value per Share, based on the upside case under the Risk-Adjusted Projections contained in the January 2018 Projections and including the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right.

In addition to the preliminary discounted cash flow analyses summarized above, each of the November 7, 2017 presentation and the January 2, 2018 presentation included, for reference only, (i) a preliminary analysis of the historical trading range of Shares, (ii) a preliminary analysis of the future public market trading price targets for Shares published by selected equity research analysts and (iii) a preliminary analysis of the premiums paid in selected comparable acquisitions of publicly traded biopharmaceutical companies announced since January 1, 2011, in each case, as of the date of such presentation.

General

In connection with the review of the transaction by the Juno Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Juno.

In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of Juno. These include, among other things, the impact of competition on the business of Juno and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Juno and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Shares (other than holders of the Excluded Shares), and in connection with the delivery of its opinion to the Juno Board. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

The Merger Consideration was determined through arm’s-length negotiations between Juno and Celgene and was approved by the Juno Board. Morgan Stanley acted as financial advisor to the Juno Board during these negotiations but did not, however, recommend any specific consideration to Juno or the Juno Board, nor opine that any specific consideration constituted the only appropriate consideration for the Offer. In addition, Morgan Stanley’s opinion did not address the relative merits of the Offer as compared to any other alternative business transactions, and Morgan Stanley’s opinion expressed no opinion or recommendation as to how the holders of Shares should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such holder should tender its Shares into the Offer. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which shares of Celgene’s common stock will trade following consummation of the Merger or at any time.

Morgan Stanley’s opinion and its presentation to the Juno Board was one of many factors taken into consideration by the Juno Board in deciding to approve the execution, delivery and performance by Juno of the Merger Agreement and the transaction contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Juno Board with respect to the consideration pursuant to the Merger Agreement or of whether the Juno Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The Juno Board retained Morgan Stanley based on Morgan Stanley’s qualifications, experience and expertise and its familiarity with Juno. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Celgene, Juno, or any other company, or any currency or commodity, that may be involved in the Offer or the Merger, or any related derivative instrument.

Under the terms of its engagement letter dated January 4, 2018, Morgan Stanley provided Juno financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex I, in connection with the transactions contemplated by the Merger Agreement. As compensation for Morgan Stanley’s financial advisory services, Juno has agreed to pay Morgan Stanley a fee, which is contingent upon the consummation of the Offer, of approximately $54 million (the “Transaction Fee”). As compensation for Morgan Stanley rendering a financial opinion to the Juno Board, Juno also has agreed to pay Morgan Stanley a fee equal to 10% of the Transaction Fee, or approximately $5.4 million, which will be credited against the Transaction Fee payable if the Offer is consummated. Juno has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses incurred from time to time in connection with this engagement. In addition, Juno has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against any losses, claims, damages or liabilities, relating to, arising out of or in connection with Morgan Stanley’s engagement.

In the 30 months prior to the date of its opinion, Morgan Stanley has provided financing services for Celgene and has received fees in connection with such services of approximately $7 million in the aggregate. In the two years prior to the date of its opinion, Morgan Stanley has provided financing services for Juno and has received fees in connection with such services of approximately $5 million in the aggregate. Morgan Stanley may also seek to provide financial advisory and financing services to Celgene and Juno and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Morgan Stanley is an internationally recognized investment banking firm providing a full range of investment banking and other services. Juno selected Morgan Stanley as its independent financial advisor in connection with the Transaction because of Morgan Stanley’s reputation and expertise in investment banking and mergers and acquisitions. Morgan Stanley, as part of its investment banking services, regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

A copy of Morgan Stanley’s opinion is attached hereto as Exhibit (a)(5)(A) and incorporated herein by reference. Morgan Stanley’s opinion will also be made available for inspection and copying at Juno’s principal executive offices during its regular business hours by any interested stockholder of the subject company or representative who has been so designated in writing.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Under the terms of Morgan Stanley’s engagement, Juno has agreed to pay Morgan Stanley a transaction fee that is equal to approximately $54 million and contingent upon the closing of the Offer, for its financial advisory services (the “Transaction Fee”). Additionally, Juno has agreed to pay Morgan Stanley a fee equal to 10% of the

Transaction Fee, or approximately $5.4 million, for Morgan Stanley rendering a financial opinion to the Juno Board (the “Opinion Fee”) upon delivery of Morgan Stanley’s written financial opinion, such Opinion Fee to be credited against the Transaction Fee in the event the Transaction is consummated. Juno has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses incurred from time to time in connection with this engagement. In addition, Juno has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against any losses, claims, damages or liabilities, relating to, arising out of or in connection with Morgan Stanley’s engagement.

Additional information pertaining to the retention of Morgan Stanley by Juno in Item 4 under the heading “—Opinion of Juno’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Juno nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Juno’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Juno, for which services no additional compensation will be paid.

Neither Juno nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Juno on its behalf with respect to the Offer or related matters.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Except as described on Annex II, no transactions with respect to Shares have been effected by Juno or, to Juno’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, Juno is not undertaking or engaged in any negotiations in response to the Offer which relate to any of the following: (i) a tender offer or other acquisition of Juno’s securities by Juno, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Juno or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Juno or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Juno.

Except as set forth in this Schedule 14D-9 (including the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Juno Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Juno and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of Juno’s “named executive officers” (as defined in accordance with SEC regulations) and that is based on or otherwise relates to the Merger. For additional details regarding the terms of the payments described below, see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Juno and its Executive Officers, Directors and Affiliates” beginning on page 5.

The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the consummation of the Offer and closing of the Merger occurred on January 26, 2018 and that each named executive officer experienced a qualifying termination of employment on such date. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Name	Cash (1)	Equity (2)	Continued Coverage of COBRA Benefits (3)	Estimated Golden Parachute Tax Reimbursement (4)	Other	Total
Hans E. Bishop	$1,307,354	$44,700,382	$28,954	$3,404,436	$—	$49,441,126
Robert Azelby	$439,630	$17,668,876	$20,780	$2,556,987	$—	$20,686,273
Bernard J. Cassidy	$411,397	$14,673,602	$20,780	$2,640,441	$—	$17,746,220
Steven D. Harr, M.D.	$555,387	$24,438,139	$21,011	$2,838,216	$—	$27,852,753
Hyam Levitsky, M.D. (5)	$436,451	$18,170,841	$20,780	$1,749,044	$—	$20,377,116

(1)	Cash. Represents a payment equal to 24 months’ base salary for Mr. Bishop and 12 months’ base salary for the other named executive officers at the rate in effect as of January 26, 2018, for each officer as provided under the Change in Control and Severance Plan, as well as the bonus severance payable to each named executive officer as described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Juno and its Executive Officers, Directors and Affiliates—Change in Control and Severance Plan.” However, if triggered, the actual severance amount would reflect the executive’s base salary then in effect and the bonus amount actually payable pursuant to the terms of the Change in Control and Severance Plan. The amounts are “double trigger” in nature (that is, triggered by a change of control for which payment is conditioned upon the officer’s termination without cause or resignation for good reason in connection with or following such change of control). Such amount is payable in a lump sum and is contingent on the officer’s execution and non-revocation of a general release of claims in favor of Juno and its affiliates. The amounts provided in the table above and described herein quantify the amount under the Change in Control and Severance Plan because the amount provided to each named executive officer pursuant to his offer letter agreement is a lesser amount and the Change in Control and Severance Plan provides for payment of the more favorable amount. The terms of the Change in Control and Severance Plan provide that for the duration of the time a named executive officer receives the severance benefits outlined above and described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Juno and its Executive Officers, Directors and Affiliates—Change in Control and Severance Plan,” the named executive officer will be subject to non-competition, non-solicitation and non-disparagement provisions as outlined in the Change in Control and Severance Plan.
(2)	Equity. Represents the value of the accelerated vesting of Juno Options, RSUs, PSUs, RSAs and PSAs (less exercise price, as applicable), which accelerated vesting is generally a “double-trigger” (that is, they are payable upon a qualifying termination that occurs within a specified period following a change in control, based on the assumptions described above, provided that certain portions of the named executive officers’ Options, RSUs, PSUs, RSAs and PSAs are subject to single trigger vesting as described above in the section entitled “Arrangements Between Juno and its Executive Officers, Directors and Affiliates” beginning on page 5. The value of each such accelerated Juno Option, RSU, PSU, RSA and PSA is calculated at a per share price equal to the Offer Price, reduced by the applicable exercise price with respect to the Options. Based on such per share formula, the value of equity awards that would vest on a single-trigger basis is $30,787,718 for Mr. Bishop, $7,645,020 for Mr. Azelby, $6,507,983 for Mr. Cassidy, $14,687,276 for Dr. Harr and $9,293,431 for Dr. Levitsky. The table below breaks down the aggregate value of the accelerated vesting reflected in the “Equity” column above, by type of award, for each named executive officer.

Name	Value of Stock Option Payments	Value of RSU Payments	Value of PSU Payments	Value of RSA Payments	Value of PSA Payments
Hans E. Bishop	$32,070,157	$3,843,399	$—	$5,664,135	$3,122,691
Robert Azelby	$11,506,492	$3,039,693	$—	$—	$3,122,691
Bernard J. Cassidy	$9,428,981	$2,121,930	$—	$—	$3,122,691
Steven D. Harr, M.D.	$14,577,472	$2,387,193	$—	$4,350,783	$3,122,691
Hyam Levitsky, M.D.(5)	$8,992,863	$6,928,158	$2,249,820	$—	$—

(3)	Represents the aggregate amount of all premiums payable for the continuation of the officer’s health benefits for a 24-month period for Mr. Bishop, and a 12-month period for all other named executive officers, based on the cost of such premiums as of January 26, 2018, and assumes that the premiums will remain unchanged from their levels in effect on such date. The amounts are double trigger in nature. The amount provided in the table above and described herein quantifies the amount under the Change in Control and Severance Plan because the amount provided to each named executive officer pursuant to his offer letter agreement is a lesser amount and the Change in Control and Severance Plan provides for payment of the more favorable amount.
(4)	Represents the estimated Excise Tax Reimbursement Payment an executive officer could be entitled to receive, on both a “double-trigger” and “single-trigger” basis. In addition to the assumptions described above in the table to which this footnote relates, the value in this column was calculated assuming (a) a 20% excise tax rate and (b) an estimated effective tax rate, including the highest marginal rate of federal income taxation and state and local taxes at the highest marginal rate of taxation applicable to the Affected Individual and (c) all equity awards granted within one year of the presumed closing date of January 26, 2018 were granted in the ordinary course of business and not contingent on the Transaction. The actual amount of the Excise Tax Reimbursement Payment for each officer, if any, will not be determinable until after the consummation of the Transaction. The Excise Tax Reimbursement Payments are described in greater detail above in the section entitled “Arrangements Between Juno and its Executive Officers, Directors and Affiliates” beginning on page 5.
(5)	Dr. Levitsky is no longer an executive officer as defined in Rule 3b-7 under the Exchange Act.

Vote Required to Approve the Merger

The Juno Board has approved the Transaction in accordance with the DGCL. If the Offer is consummated, Juno does not anticipate seeking the approval of either a majority of Juno’s unaffiliated stockholders or of a majority of Juno’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Juno, Celgene and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Juno in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statutes

Delaware Anti-Takeover Statute

As a Delaware corporation, Juno is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the interested stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, such interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding shares owned by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Each of Celgene and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Juno as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203, the Juno Board has approved the execution and delivery of the Merger Agreement and the consummation of the Transaction, as described in Item 4 above and, therefore, the restrictions of Section 203 are not applicable to the Transaction.

Washington Anti-Takeover Statute

Chapter 23B.19 of the Washington Business Corporations Act (the “WBCA”) may affect attempts to acquire control of Juno. In general, under Chapter 23B.19 of the WBCA, a plan of merger between a “target corporation” (as defined in Chapter 23B.19 of the WBCA) and an “acquiring person” (defined as a person or group of persons, other than the target corporation or a subsidiary of the target corporation, who beneficially owns 10% or more of the outstanding voting shares of the target corporation) can only be consummated if the board of directors recommends the plan of merger to the shareholders, and (i) the merger or acquiring person’s share acquisition is approved by the board of directors prior to the acquiring person’s share acquisition time or (ii) the merger is approved by the board of directors and at least two-thirds of the votes of each class of the corporation’s shares entitled to vote (excluding shares beneficially held by the acquiring person), unless five years have elapsed after the acquiring person acquired the shares or certain price and other conditions are satisfied. Under Chapter 23B.19 of the WBCA, the term “target corporation” includes a corporation incorporated in a state other than Washington if that corporation has a class of securities registered under the Exchange Act and certain other conditions relating to the location of its principal executive office, residence of its stockholders, residence of its employees and location of its tangible assets are met. Although Juno has not determined whether it meets the definition of a “target corporation” under these tests, the Juno Board approved of the entry into the Transaction and has taken all appropriate action, so that Chapter 23B.19 of the WBCA, with respect to Juno, will not be applicable to Celgene and Purchaser by virtue of such actions.

Appraisal Rights

No appraisal rights are available to stockholders of Juno in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration. Moreover, Celgene and Juno may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Merger Consideration.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THE JUNO BOARD HAS FIXED FEBRUARY 1, 2018 AS THE RECORD DATE FOR PURPOSES OF DETERMINING THE JUNO STOCKHOLDERS ENTITLED TO NOTICE OF APPRAISAL UNDER SECTION 262 OF THE DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•	the stockholder must, within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Juno a written demand for appraisal of their Shares, which demand must reasonably inform Juno of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform Juno of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT

WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Juno Therapeutics, Inc.

400 Dexter Avenue North, Suite 1200

Seattle, Washington 98109

Attn: General Counsel

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of Juno’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to Juno in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of ten days of receipt of the request or ten days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder.

The Delaware Court of Chancery will thereafter determine the fair value of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be fair value. Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the fair value of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The fair value of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of Juno’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Juno’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Juno, please see the Annual Report and Juno’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

Legal Proceedings

Lawsuits arising out of or relating to the Transaction may be filed in the future.

Regulatory Approvals

Under the provisions of the HSR Act and related rules and regulations issued by the FTC, applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Celgene of its Premerger Notification and Report Form with respect to the Offer, unless (i) either the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC issues a request for additional information or documentary materials, (ii) Celgene withdraws and resubmits its Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division under the applicable FTC regulations allowing for a second 15 calendar day waiting period, or (iii) early termination of the waiting period is granted.

At any time before or after consummation of the Offer and the Merger, notwithstanding the termination or expiration of the waiting period under the HSR Act, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Offer or the Merger, the divestiture of Shares acquired by Celgene or the divestiture of substantial assets of Juno or its subsidiaries or Celgene or its subsidiaries or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as it deems necessary. Private parties may also bring legal action under the antitrust laws as they deem necessary. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Forward-Looking Statements

All of the statements in this document (including those incorporated by reference), other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of Juno by Celgene and Purchaser. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “aim,” “potential,” “continue,” “ongoing,” “goal” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. These statements reflect Juno’s current views concerning future events, including the planned completion of the Offer and the Merger, and are based on a number of assumptions that could ultimately prove inaccurate. As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to Juno’s operations and business environment, all of which are difficult to predict and many of which are beyond the control of Juno. Among others, the following factors could cause actual results to differ materially from those set forth in the forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger, (ii) uncertainties as to how many Juno stockholders will tender their Shares in the Offer, (iii) the possibility that competing offers will be made, (iv) the possibility that various closing conditions for the Transaction may not be satisfied or waived, (v) the risk that the Merger Agreement may be terminated in circumstances requiring Juno to pay a termination fee, (vi) risks related to obtaining the requisite consents to the Offer and the Merger, including, without limitation, the risk that a regulatory approval that may be required for the Transaction, including under the HSR Act and from the FTC, is delayed, is not obtained, or is obtained subject to conditions that are not anticipated, (vii) the possibility that the Transaction may not be timely completed, if at all, (viii) the risk that, prior to the completion of the Transaction, if at all, Juno’s business and its relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to Transaction-related uncertainty, (ix) the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability and (x) the risks and uncertainties pertaining to Juno’s business, including those detailed under “Risk Factors” and elsewhere in Juno’s public periodic filings with the SEC, as well as the Tender Offer Statement. Other factors that could cause actual results to differ materially include those set forth in Juno’s SEC reports, including, without limitation, the risks described in the Annual Report and in Juno’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Juno undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 2, 2018 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

Exhibit No.	Description

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on February 2, 2018 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(2)(A)	Joint Press Release issued by Juno Therapeutics, Inc. and Celgene Corporation, dated January 22, 2018 (incorporated herein by reference to Exhibit 99.A to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 22, 2018).

(a)(2)(B)	E-mail from Hans E. Bishop, President and Chief Executive Officer of Juno Therapeutics, Inc., to Employees (incorporated herein by reference to Exhibit 99.A to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 22, 2018).

(a)(2)(C)	E-mail from Hans E. Bishop, President and Chief Executive Officer of Juno Therapeutics, Inc., to Certain Scientific Founders (incorporated herein by reference to Exhibit 99.B to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 22, 2018).

(a)(2)(D)	Juno Therapeutics, Inc. Statement to the Press (incorporated herein by reference to Exhibit 99.C to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 22, 2018).

(a)(2)(E)	E-mail from Juno Therapeutics, Inc. to Partners, Vendors, and Others (incorporated herein by reference to Exhibit 99.D to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 22, 2018).

(a)(2)(F)	Juno Therapeutics, Inc. Presentation to Employees (incorporated herein by reference to Exhibit 99.A to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(G)	E-mail from Robin Andrulevich, SVP, People of Juno Therapeutics, Inc., to Employees (incorporated herein by reference to Exhibit 99.B to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(H)	E-mail from Kelly Associates to Temporary Workers and Contractors (incorporated herein by reference to Exhibit 99.C to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(I)	E-mail from Laura Cooper, Associate Director, Advocacy of Juno Therapeutics, Inc., to Patient Advocacy Groups (incorporated herein by reference to Exhibit 99.D to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(J)	Manager and Recruiter Talking Points (incorporated herein by reference to Exhibit 99.A to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(K)	Note from Mark Alles, Chief Executive Officer of Celgene Corporation, to Employees (incorporated herein by reference to Exhibit 99.B to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

(a)(2)(L)	Presentation by Scott Smith, President and Chief Operating Officer of Celgene Corporation to Employees of Juno Therapeutics, Inc. (incorporated herein by reference to Exhibit 99.A to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 23, 2018).

Exhibit No.	Description

(a)(2)(M)	E-mail from Zachary Hale, Vice President & Deputy General Counsel of Juno Therapeutics, Inc., to Employees (incorporated herein by reference to Exhibit 99.A to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 29, 2018).

(a)(2)(N)	Transaction Impact on Equity Grants—Attachment to E-mail from Zachary Hale, Vice President & Deputy General Counsel of Juno Therapeutics, Inc., to Employees (incorporated herein by reference to Exhibit 99.B to the Schedule 14D-9C filed by Juno Therapeutics, Inc. with the SEC on January 29, 2018).

(a)(2)(O)	Letter to Stockholders of Juno Therapeutics, Inc., dated February 2, 2018.

(a)(5)(A)	Opinion of Morgan Stanley & Co. LLC, dated January 21, 2018 (included as Annex I to this Schedule 14D-9).

(e)(1)

Agreement and Plan of Merger, dated January 21, 2018, by and among Juno Therapeutics, Inc., Blue Magpie Corporation, and Celgene Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Juno Therapeutics, Inc. with the SEC on January 22, 2018).

(e)(2)

Master Research and Collaboration Agreement, dated August 13, 2015, by and among Juno Therapeutics, Inc., Celgene Corporation and Celgene RIVOT Ltd. (incorporated herein by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q filed by Juno Therapeutics, Inc. with the SEC on August 14, 2015).

(e)(3)

Voting and Standstill Agreement, dated June 29, 2015, by and among Juno Therapeutics Inc., Celgene Corporation and Celgene RIVOT Ltd. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Juno Therapeutics, Inc. with the SEC on June 29, 2015).

(e)(4)

License Agreement, dated April 22, 2016, by and among Juno Therapeutics, Inc., Celgene Corporation and Celgene Switzerland LLC (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Juno Therapeutics, Inc. with the SEC on August 5, 2016).

(e)(5)

Share Purchase Agreement, dated June 29, 2015, by and among Juno Therapeutics, Celgene Corporation and Celgene RIVOT Ltd. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Juno Therapeutics, Inc. with the SEC on June 29, 2015).

(e)(6)

Stock Purchase Agreement, dated as of December 17, 2015, by and between Celgene RIVOT Ltd. and Celgene Switzerland LLC. (incorporated herein by reference to Exhibit 99.6 to Schedule 13D/A filed by Juno Therapeutics, Inc. with the SEC on December 21, 2015).

(e)(7)

Assignment and Joinder Agreement, dated December 17, 2015, by and among Juno Therapeutics, Inc., Celgene RIVOT Ltd., Celgene Corporation and Celgene Switzerland LLC (incorporated herein by reference to Exhibit 99.7 to Schedule 13D filed by Juno Therapeutics, Inc. with the SEC on December 21, 2015).

(e)(8)

Share Purchase Agreement and Omnibus Amendment, dated September 21, 2017, by and among Celgene Corporation, Celgene Switzerland LLC, Celgene RIVOT Ltd. and Juno Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Juno Therapeutics, Inc. with the SEC on September 22, 2017).

(e)(9)

Registration Rights Agreement, dated June 29, 2015, by and among Celgene Corporation, Celgene RIVOT Ltd. and Juno Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Juno Therapeutics, Inc. with the SEC on June 29, 2015).

(e)(10)	Annual Report of Juno Therapeutics, Inc. on Form 10-K for the fiscal year ended December 31, 2016 (incorporated by reference to Juno Therapeutics, Inc.’s Annual Report on Form 10-K for fiscal year ended December 31, 2016, filed with the SEC on March 1, 2017).

Exhibit No.	Description

(e)(11)	Form of Indemnity Agreement by and among Juno Therapeutics, Inc. and its directors and officers (incorporated herein by reference to Exhibit 10.18 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293) filed with the SEC on November 17, 2014).

(e)(12)	Offer Letter Agreement, dated September 5, 2013, by and between Juno Therapeutics, Inc. and Hans E. Bishop, as amended by the Side Letter Agreement, dated September 16, 2013 (incorporated herein by reference to Exhibit 10.14 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(e)(13)	Offer Letter Agreement, dated January 1, 2014, by and between Juno and Bernard J. Cassidy (incorporated herein by reference to Exhibit 10.15 of Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(e)(14)	Offer Letter Agreement, dated May 27, 2015, by and between Juno and Hyam Levitsky (incorporated herein by reference to Exhibit 10.8 of Juno Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2015).

(e)(15)	Amendment to Offer Letter, dated May 27, 2016, by and between Juno and Hyam Levitsky (incorporated herein by reference to Exhibit 10.4 of Juno Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2016).

(e)(16)	Offer Letter Agreement, dated March 20, 2014, by and between Juno and Steven D. Harr, M.D. (incorporated herein by reference to Exhibit 10.17 of Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(e)(17)	Offer Letter Agreement, dated September 28, 2015, by and between Juno Therapeutics, Inc. and Robert Azelby (incorporated herein by reference to Exhibit 10.2 of Juno Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2015).

(e)(18)	Offer Letter Agreement, dated April 13, 2017, by and between Juno and Sunil Agarwal (incorporated herein by reference to Exhibit 10.2 of Juno Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2017).

(e)(19)	2013 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.19 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(e)(20)	2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.22 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 as amended (File No. 333-200293), originally filed with the SEC on December 9, 2014).

(e)(21)	Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.25 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 as amended (File No. 333-200293), originally filed with the SEC on December 9, 2014).

(e)(22)	Executive Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.28 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 as amended (File No. 333-200293), originally filed with the SEC on December 9, 2014).

(e)(23)	Change in Control and Severance Plan (incorporated herein by reference to Exhibit 10.40 to Juno Therapeutics, Inc.’s Annual Report on Form 10-K filed with the SEC on February 29, 2016).

(e)(24)	Non-Employee Director Compensation Policy, adopted December 7, 2015 and Restricted Stock Unit Election Form thereunder (incorporated by reference to Exhibit 10.32(B) to Juno Therapeutics, Inc.’s Annual Report on Form 10-K filed with the SEC on February 29, 2016).

Exhibit No.	Description

(e)(25)	Form of Notice of Grant of Restricted Stock Award Agreement under the 2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Juno Therapeutics, Inc.’s Current Report on Form 8-K filed with the SEC on October 20, 2017).

(e)(26)	Form of Restricted Stock Unit Purchase Agreement under the 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.20 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(e)(27)	Form of Stock Option Grant Notice and Option Agreement under the 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.21 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-200293), originally filed with the SEC on November 17, 2014).

(e)(28)	Form of Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.23 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 as amended (File No. 333-200293), originally filed with the SEC on December 9, 2014).

(e)(29)	Form of Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan (with accelerated vesting) (incorporated by reference to Exhibit 10.23(B) to Juno Therapeutics, Inc.’s Annual Report on Form 10-K filed with the SEC on February 29, 2016).

(e)(30)	Form of Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan (director election to take cash fees in equity—RSU deferral) (incorporated by reference to Exhibit 10.3 to Juno Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2016).

(e)(31)	Form of Stock Grant Award Agreement under the 2014 Equity Incentive Plan (director election to take cash fees in equity—no deferral) (incorporated by reference to Exhibit 10.4 to Juno Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2016).

(e)(32)	Form of Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan (with accelerated vesting and automatic sell-to-cover provision) (incorporated herein by reference to Exhibit 10.23(E) to Juno Therapeutics, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 1, 2017).

(e)(33)	Form of Stock Option Grant Notice and Option Agreement under the 2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.24 to Juno Therapeutics, Inc.’s Registration Statement on Form S-1 as amended (File No. 333-200293), originally filed with the SEC on December 9, 2014).

(e)(34)	Form of Stock Option Grant Notice and Option Agreement under the 2014 Equity Incentive Plan (with accelerated vesting) (incorporated by reference to Exhibit 10.24(B) to Juno Therapeutics, Inc.’s Annual Report on Form 10-K filed with the SEC on February 29, 2016).

(e)(35)

Definitive Proxy Statement of Juno Therapeutics, Inc. in respect of its 2017 Annual Meeting of Stockholders (incorporated by reference to Juno Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 24, 2017).

(e)(36)	Form of Tax Reimbursement Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Juno Therapeutics, Inc. with the SEC on February 1, 2018).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2018	Juno Therapeutics, Inc.

	By:	/s/ Hans E. Bishop
Name: Hans E. Bishop
Title: President and Chief Executive Officer

Annex I

January 21, 2018

Board of Directors

Juno Therapeutics, Inc.

400 Dexter Avenue North

Suite 1200

Seattle, WA 98109

Members of the Board:

We understand that Juno Therapeutics, Inc. (the “Company”), Celgene Corporation (the “Buyer”) and Blue Magpie Corporation, a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated January 20, 2018 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”), other than the Excluded Shares (as such term is defined in the Merger Agreement), for $87.00 per share (the “Offer Consideration”), net to the seller in cash, without interest and subject to the withholding of certain taxes and adjustment in certain circumstances, and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each issued and outstanding share of Company Common Stock not owned by the Buyer, Acquisition Sub or the Company (other than Excluded Shares and Dissenting Shares (as such term is defined in the Merger Agreement)), will be converted into the right to receive the Offer Consideration, without interest and subject to the withholding of certain taxes. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Offer Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Reviewed the Merger Agreement and certain related documents; and

7)	Performed such other analyses and considered such other factors as we have deemed appropriate.

Annex I-1

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, including the potential impact of recent changes in the U.S. tax laws and regulations on the future financial performance of the Company, as to which impact we express no view or opinion. We note that we did not perform certain analyses that we would customarily prepare in connection with a fairness opinion because such analyses are not meaningful as a result of the extraordinary circumstances of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Buyer will obtain the financing required to consummate the Tender Offer and the Merger and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and its legal, tax, and regulatory advisors with respect to legal, tax, and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s directors, officers or other employees, or any class of such persons, relative to the Offer Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market, tax and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company, nor did we negotiate with any of the parties, other than the Buyer, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Tender Offer, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the two years prior to the date hereof, we have provided financing services for the Buyer and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in the Tender Offer or the Merger, or any related derivative instrument.

Annex I-2

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that references to and a copy of this opinion in its entirety and reference to us and to our relationship with the Company may be included in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Tender Offer or the Merger if and to the extent such references and the inclusion is required by applicable law and such references and/or inclusion are in a form reasonably acceptable to us and our legal counsel. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time, and Morgan Stanley expresses no opinion or recommendation as to how the holders of shares of the Company Common Stock should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such holders should tender their shares into the Tender Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Ari Terry

Ari Terry
Managing Director

Annex I-3

Annex II

INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

Juno Common Stock acquired or disposed of:

Name of Person	Transaction Date	Number of Shares of Common Stock		Securities Acquired (A) or Disposed of (D)	Purchase Price (if applicable)		Nature of Transaction
Robert Azelby	12/18/2017	1,816		D	$44.96		Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 20, 2017.
Steven D. Harr, M.D.	12/21/2017	8,750		A	$8.72		Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.
Steven D. Harr, M.D.	12/21/2017	8,250		D	$44.7373	(1)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on December 23, 2014, as amended March 24, 2015.
Steven D. Harr, M.D.	12/21/2017	500		D	$45.182	(2)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on December 23, 2014, as amended March 24, 2015.
Richard D. Klausner, M.D.	12/21/2017	32,859		D	$44.7216	(3)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 3, 2017.
Richard D. Klausner, M.D.	12/21/2017	3,141		D	$45.1605	(4)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 3, 2017.
Howard H. Pien	12/22/2017	25,000		D	$0.00		Bona fide gift
Robert T. Nelsen	1/05/2018	237	(5)	A	$0.00		Grant, award or other acquisition pursuant to Rule 16b-3(d).
Hal V. Barron, M.D.	1/05/2018	336	(5)	A	$0.00		Grant, award or other acquisition pursuant to Rule 16b-3(d).
Anthony B. Evnin, Ph.D.	1/05/2018	150		A	$0.00		Grant, award or other acquisition pursuant to Rule 16b-3(d).
Richard D. Klausner, M.D.	1/05/2018	248		A	$0.00		Grant, award or other acquisition pursuant to Rule 16b-3(d).

Annex II-1

Name of Person	Transaction Date	Number of Shares of Common Stock		Securities Acquired (A) or Disposed of (D)	Purchase Price (if applicable)		Nature of Transaction
Howard H. Pien	1/05/2018	417	(5)	A	$0.00		Grant, award or other acquisition pursuant to Rule 16b-3(d).
Richard D. Klausner, M.D.	1/08/2018	1,949		D	$46.8495	(6)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 3, 2017.
Richard D. Klausner, M.D.	1/08/2018	5,011		D	$47.8024	(7)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 3, 2017.
Richard D. Klausner, M.D.	1/08/2018	4,846		D	$48.9523	(8)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 3, 2017.
Richard D. Klausner, M.D.	1/08/2018	918		D	$49.3696	(9)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 3, 2017.
Hans E. Bishop	1/16/2018	245,750		A	$6.36		Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.
Hans E. Bishop	1/16/2018	65,820		D	$44.7163	(10)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 17, 2016, as amended March 14, 2017.
Hans E. Bishop	1/16/2018	89,888		D	$45.5321	(11)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 17, 2016, as amended March 14, 2017.
Hans E. Bishop	1/16/2018	49,082		D	$46.5247	(12)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 17, 2016, as amended March 14, 2017.
Hans E. Bishop	1/16/2018	23,003		D	$47.6925	(13)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 17, 2016, as amended March 14, 2017.

Annex II-2

Name of Person	Transaction Date	Number of Shares of Common Stock		Securities Acquired (A) or Disposed of (D)	Purchase Price (if applicable)		Nature of Transaction
Hans E. Bishop	1/16/2018	42,457		D	$48.5648	(14)	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 17, 2016, as amended March 14, 2017.
Robert Azelby	1/17/2018	2,498		A	$25.29		Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.
Robert Azelby	1/17/2018	26,633		A	$20.76		Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.
Robert Azelby	1/17/2018	21,141		D	$68.10		Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 20, 2017.
Robert Azelby	1/17/2018	7,990		D	$69.95		Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 20, 2017.
Robert Azelby	1/22/2018	102,539		A	$51.76		Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.
Robert Azelby	1/22/2018	102,539		D	$86.25		Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 20, 2017.
Hans E. Bishop	1/31/2018	66,426	(15)	A	$0.00		Grant, award or other acquisition pursuant to Rule 16b-3(d).
Steven D. Harr, M.D.	1/31/2018	29,135	(15)	A	$0.00		Grant, award or other acquisition pursuant to Rule 16b-3(d).
Robert Azelby	1/31/2018	25,639	(15)	A	$0.00		Grant, award or other acquisition pursuant to Rule 16b-3(d).
Bernard J. Cassidy	1/31/2018	25,639	(15)	A	$0.00		Grant, award or other acquisition pursuant to Rule 16b-3(d).
Ann L. Lee, Ph.D.	1/31/2018	40,788	(15)	A	$0.00		Grant, award or other acquisition pursuant to Rule 16b-3(d).
Sunil Agarwal, M.D.	1/31/2018	29,135	(15)	A	$0.00		Grant, award or other acquisition pursuant to Rule 16b-3(d).

Annex II-3

Name of Person	Transaction Date	Number of Shares of Common Stock	Securities Acquired (A) or Disposed of (D)	Purchase Price (if applicable)	Nature of Transaction
Robert Azelby	2/1/2018	4,167	A	$51.76	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.
Robert Azelby	2/1/2018	4,167	D	$85.78	Sale effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on March 20, 2017.

(1)	This transaction was executed in multiple trades at prices ranging from $44.15 to $45.14. The price reported above reflects the weighted average sale price.
(2)	This transaction was executed in multiple trades at prices ranging from $45.15 to $45.21. The price reported above reflects the weighted average sale price.
(3)	This transaction was executed in multiple trades at prices ranging from $44.12 to $45.11. The price reported above reflects the weighted average sale price.
(4)	This transaction was executed in multiple trades at prices ranging from $45.12 to $45.23. The price reported above reflects the weighted average sale price.
(5)	Consists of fully vested restricted stock units.
(6)	This transaction was executed in multiple trades at prices ranging from $46.29 to $47.28. The price reported above reflects the weighted average sale price.
(7)	This transaction was executed in multiple trades at prices ranging from $47.29 to $48.28. The price reported above reflects the weighted average sale price.
(8)	This transaction was executed in multiple trades at prices ranging from $48.34 to $49.32. The price reported above reflects the weighted average sale price.
(9)	This transaction was executed in multiple trades at prices ranging from $49.34 to $49.44. The price reported above reflects the weighted average sale price.
(10)	This transaction was executed in multiple trades at prices ranging from $44.13 to $45.12. The price reported above reflects the weighted average sale price.
(11)	This transaction was executed in multiple trades at prices ranging from $45.13 to $46.12. The price reported above reflects the weighted average sale price.
(12)	This transaction was executed in multiple trades at prices ranging from $46.13 to $47.11. The price reported above reflects the weighted average sale price.
(13)	This transaction was executed in multiple trades at prices ranging from $47.13 to $48.12. The price reported above reflects the weighted average sale price.
(14)	This transaction was executed in multiple trades at prices ranging from $48.13 to $48.97. The price reported above reflects the weighted average sale price.
(15)	Represents restricted stock units (“RSUs”) granted pursuant to the 2014 Equity Incentive Plan. 25% of the RSUs vest on each anniversary of January 31, 2018.

Annex II-4

Stock Options (Rights to Buy Juno Common Stock) Acquired or Disposed of:

Name of Person	Transaction Date	Number of Stock Options		Securities Acquired (A) or Disposed of (D)	Conversion or Exercise Price	Nature of Transaction
Steven D. Harr, M.D.	12/21/2017	8,750	(1)	D	$8.72	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.

Hans E. Bishop	1/16/2018	245,750	(2)	D	$6.36	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.

Robert Azelby	1/17/2018	2,498	(3)	D	$25.29	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.

Robert Azelby	1/17/2018	26,633	(4)	D	$20.76	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.

Robert Azelby	1/22/2018	102,539	(5)	D	$51.76	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.

Robert Azelby	2/1/2018	4,167	(5)	D	$51.76	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.

(1)	1/48th of the shares subject to the option vested and became exercisable on December 14, 2014 and 1/48th of the shares subject to the option shall vest monthly thereafter. The expiration date of these options is November 13, 2024.
(2)	1/48th of the shares subject to the option became vested and exercisable on October 9, 2014 and 1/48th of the shares subject to the option vested monthly thereafter. The expiration date of these options is September 8, 2024.
(3)	1/48th of the shares subject to the option vested and became exercisable on December 8, 2016 and 1/48th of the shares subject to the option vests and becomes exercisable monthly thereafter. The expiration date of these options is January 7, 2026.
(4)	1/48th of the shares subject to the option vested and became exercisable on March 7, 2017 and 1/48th of the shares subject to the option vests and becomes exercisable monthly thereafter. The expiration date of these options is February 6, 2017.
(5)	25% of the shares subject to the option vested and became exercisable on November 1, 2016 and 1/48th of the shares subject to the option vests and becomes exercisable monthly thereafter. The expiration date of these options is October 31, 2015.

Annex II-5

Annex III

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, §257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this

Annex III-1

section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled

Annex III-2

to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

Annex III-3

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex III-4